DAVIES WARD PHILLIPS & VINEBERG LLP

44th Floor
1 First Canadian Place
Toronto Canada M5X 1B1

Tel 416 863 0900
Fax 416 863 0871
www.dwpv.com

RECEIVED
2006 DEC -5 P 1:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 4, 2006

Lisa Marchese
Dir 416.367.7899
lmarchese@dwpv.com

File No. 207525

06018992

SUPPL

BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

PROCESSED
DEC 1 1 2006
THOMSON
FINANCIAL

Dear Sir/Madame:

Global Alumina Corporation: Public Disclosure Documents Delivered Pursuant to a Rule 12g3-2(b) Exemption Under the Securities Exchange Act of 1934

Attached please find the following public disclosure documents which have recently been filed on the System for Electronic Document Analysis and Retrieval in Canada by Global Alumina Corporation (the "Corporation"):

1. press release dated September 8, 2006 announcing confidential discussions with potential investors;

2. press release dated November 5, 2006 announcing agreement with respect to joint venture negotiations and execution of loan agreement;

3. press release dated November 10, 2006 announcing third quarter results;

4. unaudited interim consolidated financial statements for the nine months ended September 30, 2006;

5. management's discussion and analysis for the nine months ended September 30, 2006;

6. a certificate of the Corporation's Chief Executive Officer dated November 10, 2006 required to be filed under National Instrument 52-109;

7. a certificate of the Corporation's Chief Financial Officer dated November 10, 2006 required to be filed under National Instrument 52-109;

dw 12/11

8. material change report dated November 15, 2006 regarding entering into certain agreements;

9. copy of Loan Facility Agreement dated November 2, 2006; and

10. press release dated November 30, 2006 announcing extension of time period with respect to joint venture negotiations.

If you have any questions in connection with the foregoing, please do not hesitate to contact me.

Yours very truly,

DAVIES WARD PHILLIPS & VINEBERG LLP

Per: Lisa Marchese
Law Clerk

Global Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA CONFIRMS DISCUSSIONS WITH POTENTIAL INVESTORS

TORONTO, ON – September 8, 2006 – In response to a news report filed yesterday by Dow Jones Newswires, Global Alumina Corporation (TSX: GLA.U) today confirmed that it is in confidential discussions with several parties with respect to alternative transactions, including a possible investment in the Company or in the project. The investment may or may not involve a 25% interest. The Company is seeking to conclude negotiations in 2006 with a second strategic investor, in addition to its current strategic partner, Dubai Aluminium Company Ltd.

- More –

Global Alumina

GLOBAL ALUMINA CONFIRMS DISCUSSION WITH POTENTIAL INVESTORS .../2

About Global Alumina:

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0010
cella@globalalumina.com

Elynn Wareham
GCI Group
P: 416-486-5910
ewareham@gcigroup.com

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Corporation's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. Such forward looking information includes: the Corporation's expectations as to sources of financing; and the anticipated timing of the completion of negotiations with potential investors.

- More -

Global Alumina

GLOBAL ALUMINA CONFIRMS DISCUSSION WITH POTENTIAL INVESTORS .../3

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the Corporation or potential investors ceasing negotiation; the political and economic risks of investing in a developing country; the Corporation may not be able to secure sufficient financing; construction may be affected by costs overruns, delays, labour shortages and other construction risks; the Corporation's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined in the Corporation's Annual Information Form dated March 29, 2006) in certain circumstances; volatility of alumina and aluminum prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of prices of raw materials; and all other factors discussed under the heading "Risk Factors" in the Corporation's Annual Information Form dated March 29, 2006. Although the forward looking information contained in this release is based upon what management of the Corporation believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this release as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this release, and Global Alumina assumes no obligation to update or revise it to reflect new events or circumstances.

Global Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA ANNOUNCES AGREEMENT WITH RESPECT TO JOINT VENTURE NEGOTIATIONS AND EXECUTION OF LOAN AGREEMENT

TORONTO, ON – November 5, 2006 – Global Alumina Corporation (the "Company") (TSX: GLA.U) today announced that it has entered into exclusive negotiations to form a joint venture to develop and operate the Company's alumina refinery project in the Republic of Guinea (the "Project"). The potential joint venture participants are BHP Billiton ("BHP Billiton"), Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala").

Under the terms of the agreement entered into today, the parties have agreed to negotiate the terms and conditions on which the potential participants would acquire shares in the Company's indirect, wholly-owned subsidiary Guinea Alumina Corporation, Ltd. ("GAC"). The parties would concurrently enter into shareholder and project management agreements governing the joint venture and the development, construction and operation of the Project and off-take agreements with respect to the remaining alumina, not already subject to off-take contracts, to be produced by the Project. BHP Billiton would be the project manager. The exclusivity period terminates March 31, 2007. The transaction, if consummated, would result in the Company retaining a one-third interest in the Project and BHP Billiton, DUBAL and Mubadala acquiring a one-third, one-quarter and one-twelfth interest in the Project, respectively.

The Company and the proposed participants have also entered into a Loan Facility Agreement pursuant to which the proposed participants (or related companies) have agreed to provide interim financing of $100 million to fund Project expenditures incurred up to the date definitive joint venture agreements are entered into. The loan will be advanced to GAC, and the facility will be fully guaranteed by the Company and GAC's parent Global Alumina International Ltd. The loan facility will be secured by a pledge of shares of GAC. If the parties are unable to agree on the definitive joint venture agreements by November 30, 2006, amounts advanced under the Loan Facility Agreement are required to be repaid prior to June 1, 2007. Amounts available under the Loan Facility Agreement will be advanced, subject to the Company satisfying the conditions precedent to draw down, to fund approved Project costs. Conditions precedent to the initial drawdown of $20 million have been satisfied. There is no assurance the Company will be able to draw down the full amount of the facility.

Each of the agreements entered into today is effective as of November 2, 2006.

BHP Billiton is the world's sixth largest producer of primary aluminium, with a total operating capacity in excess of one million tonnes of aluminium, approximately 14 million tonnes of

Global Alumina

bauxite and four million tonnes of alumina per annum. BHP Billiton is one of the world's largest non-integrated producers of primary aluminium.

DUBAL is the owner of one of the largest single site aluminum smelters in the western world. DUBAL, which is wholly owned by the Dubai government, produces and exports primary aluminum products to more than 40 countries world-wide. DUBAL is also party to a subscription agreement with the Company dated August 10, 2005, a copy of which is available on the Company's reference page at www.sedar.com. DUBAL will also maintain its right to 40% of the expected annual alumina production from the proposed refinery under its off-take agreement with Guinea Alumina Corporation, SA, a wholly-owned subsidiary of GAC, dated September 30, 2005.

Mubadala Development Company is a principal investment company wholly owned by the Government of Abu Dhabi, with a mandate to establish new businesses and acquire (wholly or partly) existing businesses either in the United Arab Emirates or abroad. Mubadala invests in a wide range of strategic sectors including energy, utilities, health, real estate, public-private partnerships, basic industries and services.

There can be no assurance the negotiations with respect to the proposed joint venture and associated agreements will be successfully completed or that the Company or its affiliates will fulfill the various conditions precedent to borrowings under the Loan Facility Agreement. The proposed joint venture agreement will be subject to the review and approval of the Toronto Stock Exchange.

This press release has been filed less than 21 days before the entering into of the Loan Agreement. In the Company's view, this is both reasonable and necessary in the circumstances. The Company requires additional capital to continue funding ongoing development and construction of the Project and has determined that the joint venture contemplated by the agreement is its best available means to continue such funding. Due to the failure by Emirates International Investment Company LLC ("EIIC") to purchase from the Company a $50 million principal amount convertible debenture, the Company is experiencing liquidity issues. EIIC's decision to not proceed with the transaction was previously announced on June 2, 2006. The expedited closing of the Loan Agreement and the initial advance thereunder will allow the Company to continue development of the Project during the negotiation of the proposed joint venture documents.

A copy of the Loan Facility Agreement will be made available on the Company's reference page at www.sedar.com.

- More –

Global Alumina

GLOBAL ALUMINA ANNOUNCES AGREEMENT WITH RESPECT TO JOINT VENTURE NEGOTIATIONS AND EXECUTION OF LOAN AGREEMENT .../3

About Global Alumina:

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0010
cella@globalalumina.com

Elynn Wareham
GCI Group
P: 416-486-5910 C: 416-697-5414
ewareham@gcigroup.com

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. Such forward looking information includes: anticipated timing of loan borrowings; the commencement or outcome of any negotiations with third parties; future production levels; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; expectations regarding the financing of the alumina refinery project and associated infrastructure and the sources of financing; prices for alumina and aluminum; operation and other costs; and business strategies and plans of management.

- More -

Global Alumina

GLOBAL ALUMINA ANNOUNCES AGREEMENT WITH RESPECT TO JOINT VENTURE NEGOTIATIONS AND EXECUTION OF LOAN AGREEMENT .../4

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: a failure by the Company or its subsidiaries to complete the preconditions to the drawdowns under the loan; the political and economic risks of investing in a developing country; the Company may not be able to secure sufficient financing; construction may be affected by costs overruns, delays, labour shortages and other construction risks; the Company 's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined in the Company's Annual Information Form dated March 29, 2006) in certain circumstances; volatility of alumina and aluminum prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of prices of raw materials; and all other factors discussed under the heading "Risk Factors" in the Company's Annual Information Form dated March 29, 2006. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this release as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances.

- 30 -

Global Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA ANNOUNCES THIRD QUARTER RESULTS

TORONTO, ON, November 10, 2006 – Global Alumina Corporation (TSX: GLA.U) today announced that the Company's Board of Directors has approved its financial and operating results for the three- and nine-month periods ended September 30, 2006. The unaudited financial statements and management's discussion and analysis can be viewed or printed from the Company's SEDAR reference page at www.sedar.com. All dollar amounts are in U.S. dollars.

Third Quarter Highlights include:

- a net loss for the three month period ended September 30, 2006 of $4.4 million, $0.02 per share, compared to a net loss for the three month period ended September 30, 2005 of $3.4 million, $0.03 per share;

- cash and cash equivalents of $10.0 million, including $3.1 million of restricted cash, at September 30, 2006 compared to $86.7 million, including $15.3 million of restricted cash at December 31, 2005;

- construction-in-progress increased by approximately $96.3 million to $172.1 million at September 30, 2006 from $75.8 million at December 31, 2005; and

- during the nine-month period ended September 30, 2006, a total of 22,164,399 warrants were exercised for proceeds of $33,232,849 and an additional 1,878,850 warrants expired unexercised.

Subsequent to the end of the quarter, as previously announced on November 5, 2006, the Company also entered into an agreement pursuant to which it has entered into exclusive negotiations with BHP Billiton, Dubai Aluminium Company Limited and Mubadala Development Company PJSC to form a joint venture to develop and operate the Company's alumina refinery project in the Republic of Guinea (the "Project"). The Company and the proposed participants also entered into a Loan Facility Agreement pursuant to which the proposed participants (or related companies) have agreed to provide interim financing of up to $100 million to fund project expenditures incurred up to the date definitive joint venture agreements are entered into.

"I am very pleased with the progress that Global Alumina has continued to make with respect to the implementation of its plan for the construction of the world's largest greenfield alumina refinery in the Republic of Guinea. Since the beginning of the year, we have added $96 million to construction work in progress, building infrastructure and laying the groundwork for the major construction mobilization to begin over the next year" said Bruce

Global Alumina

Wrobel, CEO of Global Alumina, adding "I am also quite happy with the keen interest shown during the third quarter by many industry and financial investors with respect to potential investments in the Company and the Project. Our recently announced agreement to enter into exclusive negotiations with BHP Billiton, Dubai Aluminium Company and Mubadala Development Company is expected to result in a final agreement that will bring significant additional industry experience to the Project, provide ongoing development and construction funding, and finalize the sourcing of all of the Project equity requirements. Finally, I am proud of our achievements on the ground in Guinea as we see an ever increasing number of Guineans completing training and joining the nearly 600 Guineans currently working on various aspects of construction."

About Global Alumina:

Global Alumina is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella	Elynn Wareham
Global Alumina	GCI Group
P: 212-351-0010	P: 416-486-5910
cella@globalalumina.com	ewareham@gcigroup.com

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. Such forward looking information includes: anticipated timing or availability of loan borrowings; the commencement or outcome of any negotiations with third parties; future production levels; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; expectations regarding the financing of the alumina refinery project and associated infrastructure and the sources of financing; prices for alumina and aluminum; operation and other costs; and business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: a failure by the Company or its subsidiaries to complete the preconditions to the drawdowns under the loan; the political and economic risks of investing in a developing country; the Company may not be able to secure sufficient financing; construction may be affected by costs overruns, delays, labour shortages and other construction risks; the Company 's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined in the Company's Annual Information Form dated March 29, 2006) in certain circumstances; volatility of alumina and aluminum prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of

prices of raw materials; and all other factors discussed under the heading "Risk Factors" in the Company's Annual Information Form dated March 29, 2006. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this release as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances.

- 30 -

Global Alumina Corporation

Consolidated Financial Statements
(Unaudited)
For the nine months ended
September 30, 2006
(expressed in U.S. dollars)

Global Alumina Corporation

Consolidated Balance Sheets
(Unaudited)

(expressed in U.S. dollars)

	September 30, 2006 $	December 31, 2005 $
Assets		
Current assets		
Cash and cash equivalents	6,872,284	71,413,258
Restricted cash	3,123,189	15,316,955
Prepaids	11,726,329	2,131,217
Due from affiliates and other assets	198,408	35,524
	21,920,210	88,896,954
Construction-in-progress	172,144,763	75,836,168
Property, plant and equipment	10,063,700	8,644,094
	204,128,673	173,377,216
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	25,850,782	15,426,923
Shareholders' Equity		
Capital stock and other equity (note 4)	234,593,736	201,360,887
Contributed surplus	1,380,623	982,167
Accumulated deficit	(57,696,468)	(44,392,761)
	178,277,891	157,950,293
	204,128,673	173,377,216

See accompanying notes to consolidated financial statements.

Global Alumina Corporation

Consolidated Statements of Operations and Deficit
(Unaudited)

(expressed in U.S. dollars)

	Nine-month period ended September 30, 2006 $	Nine-month period ended September 30, 2005 $	Three-month period ended September 30, 2006 $	Three-month period ended September 30, 2005 $
Other income				
Interest	1,489,485	393,535	214,216	77,254
Other	135,146	175,312	45,112	112,148
	1,624,631	568,847	259,328	189,402
Expenses				
Engineering	-	25,178	-	-
Professional fees	6,762,947	6,457,133	1,513,654	1,775,465
General and administrative	6,526,418	4,295,427	2,605,276	1,772,549
Amortization	1,638,973	624,826	572,994	79,017
	14,928,338	11,402,564	4,691,924	3,627,031
Net loss for the period	(13,303,707)	(10,833,717)	(4,432,596)	(3,437,629)
Deficit - Beginning of period	(44,392,761)	(27,124,473)	(53,263,872)	(34,520,561)
Deficit - End of period	(57,696,468)	(37,958,190)	(57,696,468)	(37,958,190)
Basic and diluted loss per common share (note 5)	(0.07)	(0.09)	(0.02)	(0.03)

See accompanying notes to consolidated financial statements.

Global Alumina Corporation

Consolidated Statements of Cash Flows
(Unaudited)

(expressed in U.S. dollars)

	Nine-month period ended September 30, 2006 $	Nine-month period ended September 30, 2005 $	Three-month period ended September 30, 2006 $	Three-month period ended September 30, 2005 $
Cash provided by (used in)				
Operating activities				
Net loss for the period	(13,303,707)	(10,833,717)	(4,432,596)	(3,437,629)
Stock options/common stock issued for services (note 3)	398,456	517,676	89,504	170,346
Amortization	1,638,973	624,826	572,994	79,017
	(11,266,278)	(9,691,215)	(3,770,098)	(3,188,266)
Changes in non-cash items relating to operating activities				
Prepaid expenses	(9,595,112)	-	(2,500,977)	-
Due from affiliates and other assets	(162,884)	(112,990)	(57,624)	2,375,153
Accounts payable and accrued liabilities	10,423,859	563,199	9,288,738	935,202
	(10,600,415)	(9,241,006)	2,960,039	122,089
Investing activities				
Additions to property, plant and equipment	(3,058,579)	(293,904)	(355,565)	(293,904)
Additions to construction-in-progress	(96,308,595)	(34,683,532)	(38,304,939)	(15,273,122)
Restricted cash	12,193,766	-	6,405,561	-
	(87,173,408)	(34,977,436)	(32,254,943)	(15,567,026)
Financing activities				
Proceeds from issuances of common shares	33,232,849	2,050,544	-	300,795
Deferred offering expenses	-	(49,135)	-	(49,135)
	33,232,849	2,001,409	-	251,660
Net decrease in cash and cash equivalents during the period	(64,540,974)	(42,217,033)	(29,294,904)	(15,193,277)
Cash and cash equivalents - Beginning of period	71,413,258	51,554,031	36,167,188	24,530,275
Cash and cash equivalents - End of period	6,872,284	9,336,998	6,872,284	9,336,998

See accompanying notes to consolidated financial statements.

Global Alumina Corporation

Notes to Consolidated Financial Statements
(Unaudited)
For the nine months ended September 30, 2006 and 2005

(expressed in U.S. dollars)

1 Nature of operations

Global Alumina Corporation's ("Global Alumina" or the "Company") business is the development of an alumina refinery located in the bauxite mining region of the Republic of Guinea ("Guinea"). Global Alumina intends to accomplish this initiative through its wholly owned subsidiary, Guinea Alumina Corporation, Ltd., a British Virgin Islands company, and its Guinean subsidiary, Guinea Alumina Corporation, S.A.

The Company is solely focused on the design, finance, construction, ownership and operation of an alumina refinery and associated infrastructure improvements. The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development, and the ability to secure adequate financing to meet the minimum capital required to successfully complete the project. The Company is directing substantially all of its efforts to various set-up activities including engineering, development, preliminary construction activities and capital raising and financing initiatives, including a proposed joint venture partnership with certain parties (as described under Note 9 "Subsequent Events – Framework Agreement".

2 Basis of presentation and significant accounting policies

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles are not provided. In the opinion of management all adjustments required for a fair presentation are included in these statements in accordance with the accounting policies of the company. These unaudited interim consolidated financial statements have been prepared following accounting principles consistent with those used in the audited annual consolidated financial statements and should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2005. The results of operations for the interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

3 Stock-based compensation

The Company accounts for stock options granted under its employee stock option plan using the fair value-based method of accounting. Using the Black-Scholes option pricing model, the weighted average fair value of options granted during the nine-month period ended September 30, 2006 was estimated to be $31,474 (2005 - $1,022,150). Expenses in the amount of $398,456 (2005 - $517,676) and $89,504 (2005 - $170,346) have been recognized for the nine- and three-month periods ended September 30, 2006, respectively. No options have been exercised as of September 30, 2006 and the unvested, unamortized fair value of options granted amounts to $307,409 (2005 - $820,336).

(expressed in U.S. dollars)

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions. Such models require the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option pricing model for the nine-month period ended September 30, 2006 are as follows:

Risk-free interest rate	3.5%
Dividend yield	n/a
Volatility factor	55%
Expected life	3 years

4 Capital stock and other equity

a) Share capital

Common shares, no par value, authorized unlimited number of shares, issued and outstanding 199,752,544 and 177,682,746 shares as at September 30, 2006 and December 31, 2005, respectively.

	Number of common shares	Amount $	Number of warrants	Amount $	Total $
Balance - January 1, 2005	118,244,623	77,488,786	33,050,000	3,988,638	81,477,424
Shares issued in private placements	57,222,222	117,150,437	-	-	117,150,437
Warrants exercised during the 2005 year	2,215,901	2,897,515	(2,215,901)	(164,489)	2,733,026
Balance - December 31, 2005	177,682,746	197,536,738	30,834,099	3,824,149	201,360,887
Warrants exercised or expired in the three-month period ended March 31, 2006	22,164,399	37,014,156	(23,793,249)	(3,781,307)	33,232,849
Balance – March 31, 2006	199,847,145	234,550,894	7,040,850	42,842	234,593,736
Shares cancelled in the three-month period ended June 30, 2006	(94,601)	-	-	-	-
Balance – June 30, 2006	199,752,544	234,550,894	7,040,850	42,842	234,593,736
Warrants exercised or expired in the three-month period ended September 30, 2006	-	-	(250,000)	-	-
Balance – September 30, 2006	199,752,544	234,550,894	6,790,850	42,842	234,593,736

(expressed in U.S. dollars)

b) During the nine-month period ended September 30, 2006, a total of 22,164,399 warrants were exercised for proceeds of $33,232,849 and an additional 1,878,850 warrants expired unexercised. Details of the 6,790,850 share purchase warrants issued and outstanding at September 30, 2006 are as follows:

Number of shares exercisable	Expiry date	Exercise price $
4,000,000	December 31, 2006	1.00
2,790,850	February 3, 2008	1.00

Stock options

In May 2004, the Company adopted a stock option plan (the "Plan"), which provides employees, directors, officers and consultants of the Company with the opportunity to acquire common shares of the Company through the exercise of options. Ten million common shares have been reserved for issuance under the Plan. Options granted under the Plan are limited to a maximum term of ten years. During the nine-month period ended September 30, 2006, the following awards were made. On March 7, 2006, a total of 45,000 options were granted with an exercise price of $1.75, a vesting period over three years and a maximum term of five years. During the same period in 2005, a total of 1,235,500 options, net of cancellations, were granted.

A summary of the status of the Company's plan is as follows:

	Number of options	Weighted average exercise price $
Outstanding - December 31, 2005	2,345,500	1.80
Granted in the nine-month period ended September 30, 2006	45,000	1.75
Outstanding - September 30, 2006	2,390,500	1.80
Exercisable - September 30, 2006	1,446,833	1.66

(expressed in U.S. dollars)

	Options outstanding			Options exercisable		
Range of exercise prices $	**Number outstanding as at September 30, 2006**	**Weighted average remaining contractual life**	**Weighted average exercise price $**	**Number outstanding as at September 30, 2006**	**Weighted average remaining contractual life**	**Weighted average exercise price $**
1.50	1,010,000	2.7 years	1.50	1,010,000	2.7 years	1.50
1.52	25,000	2.9 years	1.52	25,000	2.9 years	1.52
2.50	752,000	3.4 years	2.50	250,667	3.4 years	2.50
1.40	483,500	3.8 years	1.40	161,167	3.8 years	1.40
1.57	75,000	3.9 years	1.57	-	-	-
1.75	45,000	4.4 years	1.75	-	-	-

5 Loss per share

The computations for basic loss per common share are as follows:

	Nine months ended		Three months ended	
	September 30, 2006	**September 30, 2005**	**September 30, 2006**	**September 30, 2005**
Net loss	$ (13,303,707)	$ (10,833,717)	$ (4,432,596)	$ (3,437,629)
Average number of shares	197,400,000	119,700,000	199,900,000	115,000,000
Loss per common share	$ (0.07)	$ (0.09)	$ (0.02)	$ (0.03)

Diluted earnings per share are not presented as the exercise of the potentially dilutive options would have an anti-dilutive effect on earnings per share and/or the options' exercise price was greater than the average market price of the common shares for the reporting period.

6 Segmented information

The Company considers that it operates only in one reportable industry segment, namely, the design, finance, construction, ownership and operation of an alumina refinery and associated infrastructure improvements. As at September 30, 2006, the Company's total capital assets amounted to $182,208,463, consisting of construction-in-progress of $172,144,763 and other assets of $10,063,700, nearly all of which are located in the Republic of Guinea.

(expressed in U.S. dollars)

7 Related party transactions

During the nine-month period ended September 30, 2006, the Company had the following related party transactions:

On October 9, 2006, the Board of Directors approved, and the Company entered into, a written consulting contract (the "Karalco Agreement") with Karalco Resources Ltd. ("Karalco"), a corporation controlled by Karim Karjian, Co-Chairman and a shareholder of the Company. The Karalco Agreement covers Mr. Karjian's professional services regarding the development of the Company's proposed alumina refinery in the Republic of Guinea and all ancillary infrastructure (the " Project ") and certain overhead expenses incurred by Karalco in respect thereof, including office facilities and administrative staffing. The Company and Karalco have agreed that the Karalco Agreement will be retroactively effective from January 1, 2006. Under the Karalco Agreement, the Company has agreed to pay Karalco $60,000 per month. Karalco is also eligible to participate under the Company's employee stock option plan. In the event that the Company terminates the Karalco Agreement without cause (as defined under the Karalco Agreement), Karalco will be entitled to a minimum payment equal to $1,440,000. Prior to the execution of the Karalco Agreement, the Company had an oral agreement to pay Karalco a monthly retainer of $60,000 for similar services in connection with the Project. The oral contract also provided for the payment of incentive fees based on Project related milestones (being the ratification of the mining concession and the signing of the DUBAL subscription agreement) being achieved. Both milestones were achieved and the associated incentive fees were paid during the nine-month period ended September 30, 2006. The Karalco Agreement does not currently contemplate further incentive fees or milestones. Compensation arrangements under the Karalco Agreement will remain subject to review based on the status of the Project and the level of activity required of Karalco on behalf of the Company.

The total payments including the monthly retainer and incentive fees for the nine-month period ended September 30, 2006 amounted to $790,000 (2005 - $790,000).

An employee of BusinessCom Europe, a company controlled by Mr. Karjian, provided professional services to Global Alumina in 2006. BusinessCom Europe was reimbursed at 105% cost. The arrangement terminated in June 2006. The total expenses for the nine-month period ended September 30, 2006 were approximately $55,000.

On October 9, 2006, the Board of Directors approved, and the Company entered into, a written consulting contract (the "Herakles Agreement") with Herakles Capital Corp. ("Herakles"), one of its shareholders. Herakles is controlled by Bruce Wrobel, Co-Chairman, Chief Executive Officer and a shareholder of the Company. The Herakles Agreement covers Mr. Wrobel's services as the Co-Chairman and Chief Executive Officer of the Company. The Company and Herakles have agreed that the Herakles Agreement will be retroactively effective from January 1, 2006. Under the Herakles Agreement, the Company has agreed to pay Herakles $200,000 per annum. Herakles is also eligible to participate under the Company's employee stock option plan. In the event that the Company terminates the Herakles Agreement without cause (as defined under the Herakles Agreement), Herakles will be entitled to a minimum payment equal to $400,000. Prior to January 1, 2006, the Company had an oral agreement with Herakles to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. All professional services rendered by employees of, and consultants retained by, Herakles were retained at or below market

(expressed in U.S. dollars)

rates and Herakles was reimbursed at cost. Effective January 1, 2006, this oral agreement with Herakles covered solely the professional services of Bruce Wrobel and has now been superseded by the Herakles Agreement.

The total payments attributable to the Herakles Agreement for the nine-month period ended September 30, 2006 amounted to approximately $150,000 (2005 - $865,000).

Bruce Wrobel is also the Chief Executive Officer of Sithe Global Power, LLP ("Sithe Global"), which has provided and continues to provide professional services to the Company. Sithe Global is reimbursed at cost. The total payments for the nine-month period ended September 30, 2006 amounted to approximately $338,000 (2005 - $137,000). In addition, the President of Sithe Global provides consulting services to the Company at a rate of $15,000 per month. The total payments for the nine-month period ended September 30, 2006 amounted to $135,000 (2005 - $105,000).

In prior years, the Company had an agreement to reimburse Herakles for occupancy expenses. For the nine-month period ended September 30, 2006, the Company reimbursed Herakles $nil (2005 - $120,000). This arrangement terminated when the Company moved in December 2005 to new offices, which are shared with Sithe Global. Sithe Global reimburses the Company for its pro rata share of occupancy expenses. Occupancy costs paid by Sithe Global to the Company for the nine-month period ended September 30, 2006 amounted to approximately $438,000.

Mr. Ahmed Fikree, a director of the Company, is the Director, Commercial and Corporate Development, for Dubai Aluminium Company Limited ("DUBAL") and Dr. Abdulrahman Al Awar, a director of the Company, is Chief Risk Officer for DUBAL. DUBAL and the Company are parties to a subscription agreement dated August 10, 2005 (the "DUBAL Subscription Agreement"), and an off-take agreement dated September 30, 2005 with respect to the anticipated alumina production from the Project. DUBAL and the Company are also parties to each of the Framework Agreement and the Loan Facility Agreement (as defined and described under Note 9 – "Subsequent events").

Mr. Mehdi Dazi is a director of the Corporation and Chief Executive Officer, Investments, for EIIC, a shareholder of the Corporation. EIIC and the Corporation are parties to a subscription agreement dated August 16, 2005 and amended September 22, 2005.

Amounts due from affiliates represent short-term, unsecured, non-interest bearing advances due on demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

(expressed in U.S. dollars)

8 Commitments

The Company entered into a letter of credit arrangement on May 5, 2006 to help finance the continued construction of the refinery. The terms and conditions of this facility included a restriction imposed on the Company to maintain cash on hand equal to 105% of the outstanding amount on the letter of credit. The facility expired on October 21, 2006.

9 Subsequent events

Herakles Loan

On October 27, 2006, Herakles, a related party, provided the Company with an interest-free loan of approximately $177,000 (the "Herakles Loan"), to facilitate the payment of Project-related commitments which came due prior to the execution of the Loan Facility Agreement. The Herakles Loan was repaid by the Corporation in full on November 8, 2006.

Framework Agreement

On November 2, 2006, the Company entered into an agreement (the "Framework Agreement") pursuant to which the Company, Global Alumina International, Ltd. ("GAI"), a wholly-owned subsidiary of the Company, Guinea Alumina Corporation, Ltd. ("GAC"), a wholly-owned subsidiary of GAI, BHP Billiton Aluminium Company Limited, The Broken Hill Proprietary Company (Pty) Limited ("BHPB"), Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala") (collectively referred to as the "Parties") have agreed to enter into exclusive negotiations to form a joint venture in connection with the development of the Project . The Framework Agreement contemplates, among other things, that the Company and GAI will enter into an acquisition agreement with BHPB, DUBAL and Mubadala (or one of their respective affiliates) pursuant to which BHPB, DUBAL, Mubadala will acquire an interest in the Company's wholly owned subsidiary GAC, subject to the approval of the Toronto Stock Exchange. The transaction, if consummated, would result in the Company retaining a one-third interest in the Project and BHP, DUBAL and Mubadala (or their respective affiliates) acquiring a one-third, one-quarter and one-twelfth interest in the Project (through GAC), respectively. The Framework Agreement also contemplates the negotiation and execution of a shareholders' agreement with respect to the new shareholders of GAC, a management agreement with respect to the management of the Project, and off-take agreements with each new shareholder of GAC (or one of their affiliates). Refer to the section in Management's Discussion and Analysis entitled "Recent Developments - Framework Agreement" for a further description of the Framework Agreement and the transactions contemplated thereunder.

(expressed in U.S. dollars)

Loan Facility Agreement

On November 2, 2006, GAC entered into a $100 million secured loan facility agreement (the "Loan Facility Agreement"), as borrower, with BHP Development Finance Proprietary Limited, an affiliate of BHPB, DUBAL, and Mubadala (collectively, the "Lenders"). The Loan Facility Agreement is intended to provide interim financing of $100 million to find Project expenditures incurred up to the date the acquisition agreement is entered into. The Company and GAI are guarantors under the Loan Facility Agreement. The facility is currently secured by a pledge by GAI of its shares of GAC. The facility bears interest at a rate of 8.8% per annum. Interest will accrue until the maturity date of the facility. If the Parties are unable to agree on the definitive agreements contemplated under the Framework Agreement by November 30, 2006, amounts advanced under the Loan Facility Agreement are required to be repaid prior to June 1, 2007. On November 8, 2006 GAC received approximately $12.1 million as the first instalment of the first advance of $20 million. The Company must satisfy certain other conditions before further funds are advanced under the facility, including, but not limited to, the execution of the agreements contemplated under the Framework Agreement. There is no assurance the Company will be able to satisfy these conditions. The proceeds of the facility may only be applied to the payment of approved Project costs and may not be used for any other purposes. Refer to the section in Management's Discussion and Analysis entitled "Recent Developments - Loan Facility Agreement" for a further description of the Loan Facility Agreement and the transactions contemplated thereunder.

Management's Discussion and Analysis

The following discussion and analysis is management's assessment of the results and financial condition of Global Alumina Corporation ("Global Alumina" or the "Corporation") and should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2006 and the audited annual consolidated financial statements for the year ended December 31, 2005, together with the related notes contained therein. The Corporation's most recent filings are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed through the Internet at www.sedar.com.

All dollar amounts are in United States dollars. The date of this management's discussion and analysis is November 10, 2006.

Forward Looking Information

Certain information in this discussion is "forward looking information", which reflects management's expectations regarding the Corporation's future growth, results of operations, performance and business prospects and opportunities. In this discussion, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this discussion contains forward looking information pertaining to the following:

- expectations regarding the financing of the Project (as defined below) and the sources of financing including the anticipated completion of the Proposed Agreements (as defined below);
- the amount, nature and timing of capital expenditures;
- the timing of refinery construction and mine start up;
- bauxite reserve and resource quantities;
- the ultimate recoverability of reserves;
- future production levels;
- expectations regarding the negotiation of contractual rights;
- prices for alumina and aluminium;
- operating and other costs;
- treatment under the fiscal terms of the "tax exhibit" to the Basic Agreement (as defined below) and the negotiation and terms of agreements relating to the Corporation's access to

and use of certain infrastructure required for the development and operation of the Project; and

- business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the failure to complete the Proposed Agreements (as defined below) and the Corporation's inability to negotiate an alternative transaction; the failure by the Corporation to satisfy the conditions to the drawdowns under the Loan Facility Agreement (as defined below); the Corporation may not be able to secure sufficient financing to address its current liquidity issues and continue with the development and construction of the Project; the political and economic risks of investing in a developing country; construction may be affected by cost overruns, delays, labour shortages and other construction risks; the Corporation's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined below) in certain circumstances; volatility of alumina and aluminium prices; operational risks such as access to infrastructure and skilled labour; the volatility of prices of raw materials; and all other factors discussed under the heading "Risk Factors" in the Corporation's Annual Information Form dated March 29, 2006. Although the forward looking information contained in this discussion is based upon what management of the Corporation believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this discussion as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this discussion, and Global Alumina assumes no obligation to update or revise it to reflect new events or circumstances.

Business of Global Alumina

The predecessor business of Global Alumina was carried on by GAPCO (Guinea Aluminium Products Corporation) Ltd. ("GAPCO"), a British Virgin Islands Corporation incorporated on July 21, 1999. GAPCO completed a share exchange transaction with PL Internet Inc. on May 25, 2004, which changed its name to Global Alumina Products Corporation. Global Alumina filed articles of continuance under the *Business Corporations Act* (New Brunswick) (the "NBBCA") on May 26, 2004. Effective as of April 29, 2005, the Corporation filed articles of amendment under the NBBCA and changed its name to Global Alumina Corporation. On May 8, 2006, the Corporation amended its articles to restrict the business of the Corporation to: (a) the ownership, development, construction, operation, maintenance and expansion, directly or through one or more subsidiaries, of (i) bauxite mines in the Republic of Guinea, (ii) an alumina refinery in the Prefecture of Boké, Republic of Guinea, (iii) any other alumina refinery located in the Republic of Guinea, and (iv) roads, railroads, port facilities and other infrastructure that is associated with the operation of any such mines and refineries; and (b) other related business activities reasonably determined by the Board of Directors of the Corporation to be necessary or complementary in connection therewith (including the ownership by the Corporation of Aluminpro Aluminium Industry Professionals Inc. ("Aluminpro")).

Global Alumina's business is the development of an alumina refinery in a major bauxite mining region of the Republic of Guinea ("Guinea"), together with a bauxite mine to supply the refinery, port, railway and road infrastructure and all other ancillary infrastructure (the "Project"). This region is one of the largest bauxite producing regions in the world. Global Alumina intends to accomplish this initiative through its wholly-owned subsidiary, Guinea Alumina Corporation, Ltd. ("GAC") (formerly Boke Alumina Corporation, Ltd.), also a British Virgin Islands Corporation, and its Guinean subsidiary, Guinea Alumina Corporation, S.A. ("Guinea Alumina") (formerly Boke Alumina Corporation S.A.R.L.). Global Alumina has been unprofitable since incorporation and to date has not earned any form of revenue, except interest income and other ancillary income related to fees earned on sales made by engineering consultants at Aluminpro, a subsidiary of Global Alumina. To September 30, 2006, it has incurred a cumulative deficit of $57,696,468 since the commencement of operations on July 21, 1999.

Recent Developments

Framework Agreement

Effective as of November 2, 2006, the Corporation entered into an agreement (the "Framework Agreement") pursuant to which the Corporation, Global Alumina International, Ltd. ("GAI"), a wholly-owned subsidiary of the Corporation, GAC, a wholly-owned subsidiary of GAI, BHP Billiton Aluminium Company Limited, The Broken Hill Proprietary Company Pty Limited ("BHPB"), DUBAL and Mubadala Development Company PJSC ("Mubadala") (collectively referred to as the "Parties") have agreed to enter into exclusive negotiations to form a joint venture in connection with the development of the Project.

Under the Framework Agreement, the Parties have agreed to use reasonable efforts to execute and deliver the following agreements (the "Proposed Agreements") by November 30, 2006:

(a) an acquisition agreement (the "Acquisition Agreement") which will entitle BHPB, DUBAL, Mubadala, or their respective affiliates, to acquire an interest in GAC from GAI;

(b) a shareholders' agreement which will govern the business and affairs of GAC following the completion of the acquisition contemplated under the Acquisition Agreement;

(c) a management agreement, under which the Parties will appoint a representative of BHPB to manage and supervise the construction and operation of the Project on behalf of GAC and its shareholders; and

(d) off-take agreements (the "JV Off-take Agreements", and each a "JV Off-take Agreement"), each of which would entitle an affiliate of one of BHPB, DUBAL and Mubadala to purchase a fixed percentage of the annual alumina production from the Project following the commencement of commercial production.

The exclusivity period for the negotiation of the Proposed Agreements terminates March 31, 2007. The transaction, if consummated, would result in the Corporation retaining a one-third

interest in the Project and BHPB, DUBAL and Mubadala (or their respective affiliates) acquiring a one-third, one-quarter and one-twelfth interest in the Project, respectively.

Under the Framework Agreement, DUBAL has agreed not to subscribe for additional subscription shares of the Corporation under the DUBAL Subscription Agreement (as defined below) prior to June 30, 2007. It is intended that the Acquisition Agreement will provide that the DUBAL Subscription Agreement will terminate following the completion of the acquisition of shares under the Acquisition Agreement. See " – The DUBAL Subscription Agreement".

The Corporation is responsible for, and shall use its best efforts in, obtaining any and all consents, permissions or approvals from the Government of the Republic of Guinea which may be necessary in order for the Parties to undertake and realize the Proposed Agreements and to complete the terms of the Proposed Agreements. Each of the other Parties to the Framework Agreement will provide reasonable assistance to and co-operate with the Corporation in connection with the Corporation's performance of its obligations.

During the term of the Framework Agreement, the Corporation will not, directly or indirectly, without the prior written consent of each of BHPB, DUBAL and Mubadala enter into or continue discussions or negotiations with any third party relating to the acquisition or grant of any right to participate in the Project. Each of BHPB, DUBAL and Mubadala have agreed to immediately terminate any agreements or arrangements and otherwise cease to work with any third party on any proposal in relation to acquiring any right to participate in the Project that is inconsistent with the Framework Agreement, unless the written consent of the other Parties is obtained.

There can be no assurance the negotiations with respect to the Proposed Agreements will be successfully completed. The proposed Acquisition Agreement will be subject to the review and approval of the Toronto Stock Exchange.

Loan Facility Agreement

Effective as of November 2, 2006, GAC entered into a $100 million secured loan facility agreement (the "Loan Facility Agreement"), as borrower, with BHP Development Finance Proprietary Limited, an affiliate of BHPB, DUBAL, and Mubadala (collectively, the "Lenders"). The Loan Facility Agreement is intended to provide interim financing of $100 million to fund Project expenditures incurred up to the date definitive Proposed Agreements are entered into. The Corporation and GAI are guarantors under the Loan Facility Agreement. The facility is currently secured by a pledge by GAI of its shares of GAC. The facility bears interest at a rate of 8.8% per annum. Interest will accrue until the maturity date of the facility.

If the Parties are unable to agree on the definitive Proposed Agreements by November 30, 2006, amounts advanced under the Loan Facility Agreement are required to be repaid prior to June 1, 2007.

Under the Loan Facility Agreement, the Corporation and its subsidiaries may not create or allow to exist any security interest on any of its assets other than as specified in the Loan Facility Agreement. The Corporation must not, and must procure that each subsidiary does not, redeem or otherwise repurchase or repay any of its share capital or issue any shares other than as

specified in the Loan Facility Agreement. The Corporation and its subsidiaries may not declare, make or pay any dividend on or in respect of its share capital other than as specified in the Loan Facility Agreement. The Corporation, GAC, GAI and Guinea Alumina must not carry on any business or own any assets other than in connection with the shares it holds in its respective subsidiary or in performance of the Proposed Agreements and other agreements listed in the Loan Facility Agreement. No member of the Corporation or its subsidiaries may enter into any material transaction with any person otherwise than on arm's length terms and for full market value otherwise than as specified in the Loan Facility Agreement.

Outstanding amounts under the facility may become immediately repayable upon the occurrence of an event of default under the Loan Facility Agreement. Events of default under the Loan Facility Agreement include, but are not limited to: non-payment of amounts owing under the facility; a misrepresentation under the Loan Facility Agreement or associated documents; defaults under any other financial indebtedness of the Corporation or its subsidiaries; the insolvency of the Corporation or one of its subsidiaries or the commencement of insolvency proceedings with respect to the same; the Corporation or one of its subsidiaries ceasing to carry on business; a change of control of the Corporation or the Corporation or its subsidiaries failing to hold all of the shares of their respective direct subsidiaries; a governmental expropriation of any assets of the Corporation or its subsidiaries which would be reasonably likely to result in a material adverse effect; and any objection of the Government of Guinea to any of the transactions contemplated under the Loan Facility Agreement, the Framework Agreement or the Proposed Agreements, unless such objection is remedied within 10 business days.

On November 7, 2006, the Corporation completed the conditions precedent to the drawdown of $20 million of the facility (the "First Advance"). The balance of the facility is available for subsequent borrowings (the "Subsequent Advances") upon satisfaction of certain conditions precedent, including, but not limited to: the delivery of an approved business plan related to the Project; executed copies of each of the Proposed Agreements; evidence that the Mining Concession has been transferred from the Corporation to Guinea Alumina and/or GAC; all governmental approvals or authorizations required with respect to the transactions contemplated under the Proposed Agreements; and the termination of the DUBAL Subscription Agreement or the written consent of DUBAL to the transactions contemplated under the Proposed Agreements. There is no assurance the Corporation will be able to satisfy all or any of the conditions precedent and draw down on the Subsequent Advances.

It is anticipated that the Loan Facility Agreement will provide the Corporation and its subsidiaries with the means to continue development of the Project prior to and following the execution of the Proposed Agreements. On November 8, 2006, the Corporation received $12,099,578 as the first instalment of the First Advance. The remainder of the First Advance will be made by the Lenders following their review and approval of a costs schedule submitted by the Corporation.

The proceeds of the facility may only be applied to the payment of approved Project costs and may not be used for any other purpose.

A copy of the Loan Facility Agreement will be filed under the Corporation's reference page at www.sedar.com.

Herakles Loan

On October 27, 2006, Herakles Capital Corp. ("Herakles"), a related party, provided the Corporation with an interest-free loan of approximately $177,000 (the "Herakles Loan"), to facilitate the payment of Project-related commitments which came due prior to the execution of the Loan Facility Agreement. Following receipt of the Herakles Loan, the Corporation's cash and cash equivalents were approximately $5,622,000. The Herakles Loan was repaid by the Corporation in full on November 8, 2006.

Basic Agreement and Mining Concession Decree

On October 15, 2004, the Corporation and the Ministry of Mines and Geology (the "Ministry of Mines") of the Republic of Guinea signed an agreement (the "Basic Agreement") for the development, construction and operation of the Project. The Basic Agreement is a comprehensive investment and concession agreement that grants GAC and Guinea Alumina exclusive rights to build and operate an alumina refinery within a 690 square kilometre mining concession area (the "Mining Concession") near Sangaredi. On May 17, 2005, the Corporation and the Ministry of Mines signed an amendment to the Basic Agreement modifying certain terms, including amending the 15 year corporate tax exemption to a schedule of fixed annual payments. On May 19, 2005, the Republic of Guinea's National Assembly unanimously ratified the amended Basic Agreement. On July 4, 2005, the President of Guinea signed a decree publishing the amended Basic Agreement as law.

On January 23, 2006, the Government of Guinea issued a formal decree granting the Mining Concession to Global Alumina. Under the terms of the decree, the concession has an initial term of 25 years, renewable in accordance with the Basic Agreement.

On January 13, 2006, an agreement (the "Tripartite Agreement") was entered into between Global Alumina, the Government of Guinea and Compagnie des Bauxite de Guinée ("CBG"), a joint venture between Halco (Mining) Inc. and the Government of Guinea. Under the Tripartite Agreement, CBG agreed to transfer the area which would become the subject of the Mining Concession, which initially formed a portion of the original CBG concession, back to the Government of Guinea in exchange for exploitation permits for certain additional areas in the Cogon Tominé region of Guinea. The Government of Guinea subsequently granted the Mining Concession area to Global Alumina. If Global Alumina does not realize the refinery within six years from the date the Government of Guinea published the Mining Concession decree, its Mining Concession will revert to the Government of Guinea and, in the case of such reversion, CBG retains a right to request by written notice that the Government of Guinea return the Mining Concession to CBG's management. The Mining Concession will also revert to the Government of Guinea upon: the bankruptcy, cessation of business or liquidation of Global Alumina; or the transfer by Global Alumina to a third party of its mining rights with respect to the Mining Concession, if transfer is made without the written consent of the Government of Guinea and the proposed refinery has not been realized in accordance with the terms of the Basic Agreement. As agreed by the Corporation pursuant to the Loan Facility Agreement, the Corporation is

currently in the process of seeking to transfer the Mining Concession to its wholly owned Guinean subsidiary, Guinea Alumina. See " – Framework Agreement".

Off-take Agreement Discussions

Under the Framework Agreement, the Corporation has agreed to enter into negotiations for the execution of four JV Off-take Agreements. See " - Framework Agreement".

On September 30, 2005, Guinea Alumina entered into a 20 year purchase and sale agreement (the "DUBAL Off-take Agreement") with Dubai Aluminium Company Limited ("DUBAL") to purchase on a take or pay basis 40% of the annual production from the proposed refinery at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the London Metal Exchange (the "LME"). The percentage has been fixed for ten years of the contract and fixed within a range thereafter.

On January 24, 2006, Guinea Alumina entered into a 20 year purchase and sale agreement with Glencore International AG ("Glencore") to purchase on a take or pay basis 420,000 tonnes of alumina (representing 14% of the projected annual production from the proposed refinery) at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the LME subject to a minimum price. The percentage has been fixed for the life of the contract.

On December 7, 2001, GAPCO granted an option (the "Mitsubishi Option") to Mitsubishi Corporation ("Mitsubishi") for the purchase of up to 25% of the annual production from the proposed refinery. Under the Mitsubishi Option, after the date on which the Corporation has secured long-term purchase and sale agreements for 75% of the annual production from the proposed refinery, Mitsubishi will have 60 days to notify the Corporation of its intent to exercise all or part of its option to purchase the remaining 25% of the annual production from the proposed refinery. Upon the delivery of such notice from Mitsubishi, the Corporation must enter into good faith negotiations with Mitsubishi on the terms of a long-term purchase and sale agreement, the terms and conditions of which must be mutually agreeable to the parties. The obligations of GAPCO under the Mitsubishi Option were assumed by Global Alumina following the Arrangement.

On October 30, 2001, GAPCO granted an option to Marubeni Corporation ("Marubeni") for the purchase of up to 20% of the annual production from the proposed refinery, on similar terms to the Mitsubishi Option. Under an agreement dated March 2, 2006 (the "Marubeni Option Agreement"), Marubeni agreed to terminate this option in consideration for a lump-sum payment of $50,000 from Global Alumina. Under the Marubeni Option Agreement, the Corporation has also granted Marubeni an option to purchase up to an aggregate of 20% of the annual alumina output resulting from any addition of a third production line to the proposed refinery.

Under a memorandum of understanding, entered into in May 2005 with China Alumina Group, Ltd. ("CAG"), CAG expressed its intention to enter into a long-term purchase and sale agreement with Guinea Alumina for 25% of the annual production from the proposed refinery and to acquire an equity interest in Global Alumina. The memorandum of understanding has expired and the parties have ceased discussions with respect to any off-take arrangements.

Selected Quarterly Information (unaudited)

	Quarter ended September 30, 2006	Quarter ended June 30, 2006	Quarter ended March 31, 2006	Quarter ended December 31, 2005	Quarter ended September 30, 2005	Quarter ended June 30, 2005	Quarter ended March 31, 2005	Quarter ended December 31, 2004
Total revenues (interest and fee income)	$259,328	$632,660	$732,643	$488,573	$189,402	$192,209	$187,236	$125,901
Net loss	(4,432,596)	(5,014,005)	(3,857,106)	(6,434,571)	(3,437,629)	(3,369,821)	(4,026,267)	(1,745,074)
Net loss per share	(0.02)	(0.03)	(0.02)	(0.05)	(0.03)	(0.03)	(0.03)	(0.02)

Results of Operations

Global Alumina has reported operating losses since inception. Global Alumina expects to continue to sustain operating losses in the future as it is expected to incur substantial costs during the development and construction phase of the Project and earn no alumina sales revenue prior to 2009 at the earliest.

Global Alumina's operations during the nine and three months ended September 30, 2006 produced a net loss of $13,303,707 or $0.07 per share and $4,432,596 or $0.02 per share (2005 - $10,833,717 or $0.09 per share and $3,437,629 or $0.03 per share), respectively. Interest income for the nine months was $1,489,485 (2005 - $393,535). The interest income was earned on the proceeds realized from the private placements completed in 2005 and proceeds realized from the exercise of warrants during the three months ended March 31, 2006.

The "Breakdown of Expenditures" table which follows provides a summary analysis of operating expenditures for the nine months ended September 30, 2006 compared to the corresponding period in 2005. Costs directly associated with the early stage construction of the Corporation's refinery facility in Guinea for the nine months ended September 30, 2006 were $96,308,595.

Breakdown of Expenditures

Expenditures	9 Months Ended September 30, 2006	9 Months Ended September 30, 2005
Construction-in-progress	96,308,595	34,683,532
Engineering	Nil	25,178
Professional fees	6,762,947	6,457,133
General and administrative	6,526,418	4,295,427
Amortization	1,638,973	624,826
Total expenditures	111,236,933	46,086,096

Professional fees include expenses related to consulting, legal, financing and accounting services. Professional fees for the nine months ended September 30, 2006 increased by $305,814, or 5%, from professional fees in the same period of 2005 due primarily to an increase in legal and associated fees relating to negotiations between the Corporation and the potential lending group for long-term Project-associated debt financing.

The significant components of general and administrative expenses include Guinean operating expenses, travel and living expenses, salaries, insurance, healthcare and stock option expenses. General and administrative expenses increased in the first nine months year over year by $2,230,991 to $6,526,418, due primarily to the expansion of the operations in Guinea and accelerated pre-construction activities. Commencing in June 2006, the Corporation moderated its work and expenditure growth rate to conserve cash as it began to seek alternative financing to replace the previously anticipated debenture financing from Emirates International Investment Company LLC ("EIIC"). See "Liquidity and Capital Resources". Amortization expense increased by $1,014,147 for the nine-month period ended September 30, 2006 compared to the same period in 2005 primarily due to the acquisition of construction equipment totalling $8.2 million in late 2005 and an additional $2.5 million of construction equipment and automobiles in 2006. Intangible assets related to the Aluminpro acquisition were amortized over a twelve month period commencing July 2004 and were fully amortized as at December 31, 2005.

Capital Expenditures

The Corporation's current preliminary estimate of the total cost of the Project is approximately $3.0 billion. The increases during 2006 to the preliminary estimate of the total Project cost are due primarily to a combination of the severe shortage of materials, construction equipment and contractors as a result of significant unusual events around the world (for example, the Tsunami

reconstruction, Iraq reconstruction, the Pakistani earthquake and the impact of hurricanes in the United States and Caribbean) and higher energy prices, in addition to the substantial increase in new investment in the natural resource sector over the past several years. In addition, in the first quarter of 2006, the Corporation made the decision to increase the initial capacity of the refinery by approximately 7% from 2.8 million tonnes per year to 3.0 million tonnes per year. The Corporation has not determined final costs estimates for completion of the Project and has not completed a final economic feasibility study of the Project. The final cost estimates will depend on the completion of engineering studies and the negotiation of construction contracts. If the transactions contemplated under the Proposed Agreements are completed, the Corporation's share of the final Project costs will be based on its proportionate interest in GAC. See "Recent Developments – Framework Agreement". The Project development schedule contemplates that initial alumina production from the refinery will commence in late 2009 and that within six months thereafter a second processing line will be completed, bringing the refinery to production at its planned 3.0 million tonnes per year capacity in 2010. If the Corporation does not realize the refinery by January 2012, the Mining Concession will revert to the Government of Guinea.

The Project is a large, complex undertaking that will require substantial engineering, construction and operating expertise and execution. Potential cost overruns and completion delays are significant risks in projects of this size, particularly in less developed countries. Price escalation is a concern especially in current market conditions where unstable markets for building materials and consumables have risen steadily over the past five years. In addition, the Corporation must relocate households affected by the development of the Project and will incur the cost of developing resettlement areas and compensating households for loss of lands, structures and crops. The cost of the resettlement plan will depend on the number of affected persons and on the outcome of negotiations with those persons and cannot be predicted with certainty.

Liquidity and Capital Resources

At September 30, 2006, the Corporation had working capital deficiency of $3,930,572, compared to working capital surplus of $73,470,031 at December 31, 2005. Accounts payable and accrued liabilities have increased by approximately 68% to $25,850,782 as the Corporation awaited execution of the Loan Facility Agreement. The decrease in working capital is primarily attributable to an increased level of construction related expenditures in the nine months ended September 30, 2006. In June 2006, EIIC advised the Corporation that it did not intend to complete the purchase of a $50 million principal amount convertible debenture which it had agreed to purchase pursuant to a subscription agreement dated August 16, 2005 and amended September 22, 2005. In order to replace this anticipated source of financing, the Corporation has entered into the Loan Facility Agreement. The Corporation has drawn down on $20 million of the available borrowings under the Loan Facility Agreement. Assuming that the balance of the available borrowings become available under the Loan Facility Agreement, the Corporation expects that it will be able to meet its non-discretionary operating and capital expenditure requirements through the first quarter of 2007. However, if the Corporation does not meet the conditions precedent to further borrowings under the Loan Facility Agreement, the Corporation will have to identify and secure alternative sources of financing. If the Corporation does not meet such conditions precedent and an alternative source of financing is not secured, the

Corporation will not be able to alleviate its liquidity shortfall, which may materially impact the current timetable for Project completion.

Contractual Commitments

Effective March 1, 2004, GAPCO appointed Citigroup Global Markets Inc. ("Citigroup") as its financial advisor in connection with raising debt for development and construction funding of the Project. The Corporation has agreed to pay to Citigroup a monthly retainer of $50,000 and success fees based on an agreed upon formula. The success fees will accrue upon receipt of commitment letters for project-associated debt financing and will be payable in full on the execution and delivery of the definitive financing documents. The agreement with Citigroup will continue until the earlier of the consummation of debt financing and January 1, 2008.

On February 18, 2005, Global Alumina entered into a memorandum of understanding (an "MOU") with Technip France S.A. ("Technip") under which Technip will assume the role of engineering, procurement and construction contractor for the construction of the Corporation's refinery in Guinea. Under the Technip MOU, Technip agreed to move forward on the design and procurement of the refinery ("Phase One") and both parties agreed to commence negotiations on the terms of the final contract for the construction of the refinery. To date, the Corporation has paid an aggregate of $44,524,534 to Technip in connection with Phase One. The Technip MOU has expired, however, the Corporation and Technip are negotiating a new MOU whereby Technip will carry out the engineering and procurement of the equipment and bulk materials for, and supervise the construction of, the refinery. Until this replacement MOU is entered into between the parties, Technip will continue its work based on the terms of the expired Technip MOU.

Under an MOU dated April 29, 2005, as amended by an amending agreement dated October 26, 2005 (collectively, the "2005 MOU"), Technip, Consolidated Contractors International Company, SAL ("CCIC") and Chicago Bridge & Iron Company B.V. ("CB&I") agreed to cooperate during the design and procurement phase of the proposed refinery, including the early works and mobilization phase and the construction, pre-commissioning and commissioning phase of the refinery. On September 29, 2006, the Corporation entered into a new MOU with CCIC and CB&I (the "2006 MOU"). Under the 2006 MOU, CCIC and CB&I will form a joint venture to construct the proposed alumina refinery in Guinea and undertake specialist associated engineering requirements. CB&I is also currently engaged in the engineering work related to the precipitation unit of the proposed refinery. To date, under the 2005 MOU and the 2006 MOU, the Corporation has made aggregate payments of $4,667,707 and $3,461,073 to CCIC and CB&I, respectively. Additional funds in the amount of $15,427,523 have been paid to CCIC for other construction activities.

In 2006, the Corporation entered into four significant contractual commitments for the procurement of materials and services related to construction. The expected combined cost of these commitments is $90.8 million. Approximately $28.7 million of this estimated cost has been incurred to date. The first contract, now expected to extend to the first quarter of 2007, is to initiate early works for design, engineering, procurement and construction in connection with development at the port of Kamsar. The second contract is for earthworks for the development of the refinery site and is expected to be completed in the third quarter of 2007. The third

contract is for the production of crushed rock for use as railroad ballast, in road construction and in production of concrete for construction of the refinery, power plant and other facilities. It is a unit price contract, therefore the commitment will depend on actual needs during the construction period. The fourth contract, for the construction of the refinery railroad spur, is expected to be completed in the third quarter of 2007.

From time to time, Global Alumina may enter into letter of credit arrangements in the ordinary course of business. In connection with the procurement of materials required for construction of the refinery, the Corporation entered into a letter of credit on May 5, 2006 which expired on October 21, 2006. Because of a quantity tolerance permitted in the terms and conditions of the letter of credit, the Corporation was required to keep cash on hand through the expiration date in an amount equal to 105% of the face value of the outstanding letter of credit. There are no letter of credit arrangements outstanding as at the date hereof.

The Corporation has entered into financing agreements as described under "Recent Developments" and "Financing Agreements" and is continuing discussions with respect to the Proposed Agreements. See also "Liquidity and Capital Resources".

The Corporation will not be able to complete the Project unless it is successful in its proposed capital raising efforts. As a development-stage company with no revenues and only limited assets and capital, there is no assurance that the Corporation will be able to obtain the required financing to complete the Project on terms favourable to the Corporation or at all. To date, the Corporation has raised gross proceeds of approximately $244 million through the private placement of equity securities and the exercise of outstanding warrants and has a conditional commitment from DUBAL for an additional aggregate estimated amount of $255 million. If the transactions contemplated under the Proposed Agreements are completed, DUBAL will no longer provide its additional $255 million investment in the Corporation, however, DUBAL and the Corporation will each assume a share of the final Project costs based on its proportionate interest in GAC (being one-quarter and one-third, respectively). The substantial amount of debt capital required for the Project necessitates a complex financing plan with emphasis on official development, export credit and insured commercial sources. The absence of a developed legal regime in Guinea, especially with respect to real and personal property security, will make more complicated and less certain the ability of lenders to take a security interest in the Corporation's assets. This may limit the universe of lenders willing to lend to the Corporation or increase the Corporation's borrowing costs or otherwise subject the Corporation to more onerous financing terms. There is no assurance that the Corporation will secure sufficient capital on terms and conditions acceptable to it or at all. Failure to raise additional funding would have a material adverse effect on the Corporation and its ability to continue the Project.

Financing Agreements

The following agreements and private placements form part of the Corporation's efforts to secure financing for the Project. Each is described below.

The DUBAL Subscription Agreement

On August 10, 2005, the Corporation entered into a subscription agreement with DUBAL (the "DUBAL Subscription Agreement") and issued to DUBAL 10,000,000 common shares at $2.00 per share, on September 30, 2005.

DUBAL also agreed to subscribe for additional common shares for an estimated aggregate subscription price of $180 million (the "Additional Subscription"). Following the Additional Subscription, DUBAL will hold 25% of the Corporation's common shares on a fully-diluted basis. The final aggregate subscription price for the Additional Subscription will depend on the cumulative amount of equity necessary to satisfy the requirements of the Project lenders for equity capital. At the date of the DUBAL Subscription Agreement, it was estimated that the Project lenders would require a cumulative amount of $700 million of equity to be raised, resulting in an estimated Additional Subscription price of $180 million. However, if the amount of equity required by the Project lenders exceeds or is less than $700 million, the Additional Subscription price will be increased or decreased by 25% of the difference, as applicable.

In consideration of the estimated aggregate $275 million payments by DUBAL, DUBAL will also be entitled to receive a number of common shares equal to one-third of the common shares issued by the Corporation from time to time pursuant to the conversion of certain convertible debt securities to be issued to third parties. DUBAL's entitlement to the common shares to be delivered upon conversion of the convertible debt arises upon the completion of the Additional Subscription but the delivery of such common shares to DUBAL will be made, at no additional cost to DUBAL, at dates in the future if and when the convertible debt is issued and converted and the number of such common shares is known. In addition, after the closing of the Additional Subscription and for so long as DUBAL owns not less than 10% of the outstanding common shares, DUBAL will be entitled to subscribe for up to 25% of any future issuances of common shares (or securities that may be converted into or exchanged for common shares) by the Corporation at the same price at which the securities are offered to others.

The Additional Subscription is conditional on: (i) the Corporation raising by way of issuance of equity securities (including convertible debt) a cumulative amount of equity sufficient to satisfy the requirement of the Project lenders for equity capital (the "Project Equity Raise") and (ii) the Corporation obtaining conditional commitments or other evidence of agreement in principle from Project lenders of their intent to provide the necessary debt financing for completion of the Project.

Under the DUBAL Subscription Agreement, DUBAL has the right to nominate one representative for election to the Corporation's Board of Directors prior to the completion of the Additional Subscription. Ahmed Fikree, the DUBAL representative, was appointed to the Board of Directors in November 2005. After the completion of the Additional Subscription, for so long as DUBAL holds not less than 19.9% of the issued and outstanding common shares, DUBAL will have the right to nominate 25% of the Board of Directors of Global Alumina, and for so long as DUBAL holds not less than 10% but less than 19.9% of the issued and outstanding common shares, DUBAL will have the right to nominate 16.67% of the Board of Directors of Global Alumina. In anticipation of this right becoming effective, Dr. Abdulrahman Al Awar was put forward as a nominee of DUBAL and was elected to the Board of Directors by the

Corporation's shareholders at the Corporation's annual general and special meeting of shareholders held on May 8, 2006.

Under the Framework Agreement, DUBAL has agreed not to subscribe for additional subscription shares of the Corporation under the DUBAL Subscription Agreement prior to June 30, 2007. It is intended that the Acquisition Agreement will provide that the DUBAL Subscription Agreement will terminate following the completion of the acquisition of shares under the Acquisition Agreement. See "Recent Developments – Framework Agreement".

The EIIC Subscription Agreement

Under a subscription agreement with EIIC dated August 16, 2005 and amended September 22, 2005 (collectively, the "EIIC Subscription Agreement"), EIIC purchased 25,000,000 common shares at $2.00 per share on October 20, 2005.

The EIIC Subscription Agreement entitles EIIC to nominate one representative for election to the Corporation's Board of Directors so long as EIIC holds not less than 10% of the Corporation's issued and outstanding common shares. EIIC will have the right to remove and replace its representative upon 90 days notice to the Corporation prior to each annual general meeting of the Corporation's shareholders. Mr. Mehdi Dazi was put forward as a nominee of EIIC and was elected to the Board of Directors by the Corporation's shareholders at the Corporation's annual general and special meeting of shareholders held on May 8, 2006.

The IDBIF Subscription Agreement

On December 29, 2005, the Corporation closed a private placement to IDB Infrastructure Fund L.P. ("IDBIF"), a limited partnership established in the Kingdom of Bahrain, for 22,222,222 common shares at $2.25 per share for gross proceeds of $50 million. Under the subscription agreement dated November 29, 2005 between the Corporation and IDBIF (the "IDBIF Subscription Agreement"), as long as IDBIF holds more than 5% of the Corporation's issued and outstanding common shares, the Corporation will not issue any common shares at a price per share of less than $2.25, other than pursuant to (i) the terms of certain pre-existing agreements; (ii) an exercise of warrants issued by the Corporation prior to the execution of the IDBIF Subscription Agreement; (iii) an exercise of options granted in the ordinary course and consistent with past practices; or (iv) a public offering of common shares by way of prospectus.

Off-Balance Sheet Arrangements

The Corporation had no off-balance sheet arrangements as at September 30, 2006 or at December 31, 2005.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at

the date of the financial statements and the reported amounts or revenues and expenses during the reporting year. Actual results could differ from those estimates.

The Corporation's significant accounting policies are summarized in Note 2 to the audited financial statements for the year ended December 31, 2005. The policies described below have the most significant effect in the preparation and presentation of our consolidated financial statements.

Development Costs

Based on the criteria set out in Canadian Institute of Chartered Accountants ("CICA") Handbook section 3450 "Research and Development Costs" and Accounting Guideline 11 "Enterprises in the Development Stage", the Corporation has determined that all of its development costs to date should be expensed. The Corporation will closely monitor future developments to assess the appropriateness of this policy.

Construction-In-Progress

Beginning October 1, 2004, in accordance with Section 3061, "Property, Plant and Equipment," of the CICA Handbook, the Corporation commenced capitalization of all costs directly related to the construction of its alumina refinery plant. Construction-in-progress is recorded at cost. Amortization will commence when the alumina refinery begins commercial production.

The Corporation will recognize a partial or full impairment to construction-in-progress whenever events or changes in circumstances indicate that the carrying amount exceeds fair value. This would occur when one or more of the following conditions are identified:

(a) a change in the extent to which the project asset is expected to be used;
(b) a change in the manner in which the project asset is expected to be used;
(c) an interruption to the construction project for an extended period of time;
(d) physical damage to the construction project; or
(e) a change in the law or environment significantly affecting the completion of the construction project.

Financing Costs

The costs incurred by the Corporation in anticipation of securing its project financing arrangements are expensed unless all of the following criteria are met:

(a) the costs are incremental and directly related to financing;
(b) the proposed financing details are specifically identified; and
(c) completion of the financing is considered to be more likely than not.

If all of the above criteria are met, the costs will be deferred and expensed over the related term of the debt or, in the case of an equity offering, recorded as a reduction of the proceeds.

Financial Instruments and Other Instruments

The Corporation's financial instruments include cash and cash equivalents, amounts due from affiliates, other assets and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values.

Outstanding Share Data

Common Shares

The Corporation has authorized an unlimited number of common shares, with no par value, of which 199,752,544 shares were issued and outstanding as at September 30, 2006 and November 10, 2006.

During the second quarter of 2006, 94,601 common shares were cancelled pursuant to the operation of an arrangement agreement dated April 3, 2000 between Pelangio-Larder Mines ("PLM") (a predecessor to the Corporation) and Marl Resources Corp., as amended by an agreement dated May 8, 2000 (collectively, the "PLM Agreement"). Pursuant to the PLM Agreement, any certificate representing an interest in PLM which was not surrendered prior to May 15, 2006 would cease to represent any interest or claim of any kind or nature. As of May 15, 2006, certificates representing 94,601 common shares had not been surrendered, therefore these certificates ceased to represent an interest in the capital of the Corporation and the Corporation's issued and outstanding common shares were reduced from 199,847,145 common shares to 199,752,544 common shares.

Share Purchase Warrants

During the nine months ended September 30, 2006 a total of 22,164,399 warrants were exercised for proceeds of $33,232,849 and an additional 1,878,850 warrants expired unexercised. Details of the 6,790,850 share purchase warrants issued and outstanding at November 10, 2006 are as follows.

Number of Shares Exercisable	Expiry Date	Exercise Price
4,000,000	December 31, 2006	$1.00
2,790,850	February 3, 2008	$1.00

Employee Stock Options

Under the Corporation's stock option plan for employees, directors, officers and consultants of the Corporation there have been 2,390,500 options granted. Each option is exercisable for one common share. Ten million common shares have been reserved for issuance under the stock option plan. Options with respect to 7,609,500 common shares remain available for future

issuance. The following table summarizes the relevant expiry dates and exercise prices for options granted under the stock option plan as of the date hereof.

Number of Shares Subject to Options	Vested	Unvested	Expiry Date	Exercise Price
1,010,000	1,010,000	Nil	May 27, 2009	$1.50
25,000	25,000	Nil	August 24, 2009	$1.52
752,000	250,667	501,333	March 10, 2010	$2.50
483,500	161,166	322,334	July 25, 2010	$1.40
75,000	Nil	75,000	November 8, 2010	$1.57
45,000	Nil	45,000	March 7, 2011	$1.75

The fair value of stock options is recognized in income over the applicable vesting period as compensation expense. Compensation expense in the amount of $398,456 and $517,676 has been recognized for the nine months ended September 30, 2006 and 2005 respectively.

Related Party Transactions

Related party transactions are disclosed in Note 7 to the unaudited interim financial statements for the nine months ended September 30, 2006 and are summarized below.

On October 9, 2006, the Board of Directors approved, and the Corporation entered into, a written consulting contract (the "Karalco Agreement") with Karalco, a corporation controlled by Karim Karjian, Co-Chairman and a shareholder of the Corporation. The Karalco Agreement covers Mr. Karjian's professional services regarding development activities with respect to the Project and certain overhead expenses incurred by Karalco in respect thereof, including office facilities and administrative staffing. The Corporation and Karalco have agreed that the Karalco Agreement will be retroactively effective from January 1, 2006. Under the Karalco Agreement, the Corporation has agreed to pay Karalco $60,000 per month. Karalco is also eligible to participate under the Corporation's employee stock option plan. In the event that the Corporation terminates the Karalco Agreement without cause (as defined under the Karalco Agreement), Karalco will be entitled to a minimum payment equal to $1,440,000. Prior to the execution of the Karalco Agreement, the Corporation had an oral agreement to pay Karalco a monthly retainer of $60,000 for similar services in connection with the Project. The oral contract also provided for the payment of incentive fees based on the achievement of Project related milestones. One of these milestones, the signing of the DUBAL Subscription Agreement, occurred in 2005 and the other, the ratification of the Mining Concession, occurred in 2006. The incentive fees in respect of these milestones were paid during the nine-month period ended September 30, 2006. The Karalco Agreement does not currently contemplate further incentive fees or milestones. Compensation arrangements under the Karalco Agreement will remain subject to review based

on the status of the Project and the level of activity required of Karalco on behalf of the Corporation. The total payments with respect to the monthly retainer and the incentive based compensation for the nine-month period ended September 30, 2006 amounted to $790,000 (2005 – $790,000).

An employee of BusinessCom Europe, a company controlled by Mr. Karjian, provided professional services to Global Alumina in 2006. BusinessCom Europe was reimbursed at 105% cost. The arrangement terminated in June 2006. The total expenses for the nine-month period ended September 30, 2006 were approximately $55,000.

On October 9, 2006, the Board of Directors approved, and the Corporation entered into, a written consulting contract (the "Herakles Agreement") with Herakles Capital Corp. ("Herakles"), one of its shareholders. Herakles is controlled by Bruce Wrobel, Co-Chairman, Chief Executive Officer and a shareholder of the Corporation. The Herakles Agreement covers Mr. Wrobel's services as the Co-Chairman and Chief Executive Officer of the Corporation. The Corporation and Herakles have agreed that the Herakles Agreement will be retroactively effective from January 1, 2006. Under the Herakles Agreement, the Corporation has agreed to pay Herakles $200,000 per annum. Herakles is also eligible to participate under the Corporation's employee stock option plan. In the event that the Corporation terminates the Herakles Agreement without cause (as defined under the Herakles Agreement), Herakles will be entitled to a minimum payment equal to $400,000. Prior to January 1, 2006, the Corporation had an oral agreement with Herakles to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. All professional services rendered by employees of, and consultants retained by, Herakles were retained at or below market rates and Herakles was reimbursed at cost. Effective January 1, 2006, this oral agreement with Herakles covered solely the professional services of Bruce Wrobel and has now been superseded by the Herakles Agreement. The total payments attributable to the Herakles Agreement for the nine-month period ended September 30, 2006 amounted to approximately $150,000 (2005 – $865,000).

On October 27, 2006, the Corporation received the Herakles Loan from Herakles. See "Recent Developments – Herakles Loan".

Bruce Wrobel is also the Chief Executive Officer of Sithe Global Power, LLP ("Sithe Global"), which has provided and continues to provide professional services to the Corporation. Sithe Global is reimbursed at cost. The total payments for the nine-month period ended September 30, 2006 amounted to approximately $337,500 (2005 – $136,800). In addition, the President of Sithe Global provides consulting services to the Corporation at a rate of $15,000 per month. The total payments for the nine-month period ended September 30, 2006 amounted to $135,000 (2005 – $105,000).

In prior years, the Corporation had an agreement to reimburse Herakles for occupancy expenses. For the nine-month period ended September 30, 2006, the Corporation reimbursed Herakles $nil (2005 – $120,000). This arrangement terminated when the Corporation moved in December 2005 to new offices, which are shared with Sithe Global. Sithe Global reimburses the Corporation for its *pro rata* share of occupancy expenses. Occupancy costs paid by Sithe Global to the Corporation for the nine-month period ended September 30, 2006 amounted to approximately $438,000.

Mr. Ahmed Fikree, a director of the Corporation, is the Director, Commercial and Corporate Development, for DUBAL and Dr. Abdulrahman Al Awar, a director of the Corporation, is Chief Risk Officer for DUBAL. DUBAL and the Corporation are parties to the DUBAL Subscription Agreement and the DUBAL Off-take Agreement. See "Financing Agreements – The DUBAL Subscription Agreement" and "Recent Developments - Off-take Agreement Discussions". DUBAL and the Corporation are also parties to each of the Loan Facility Agreement and Framework Agreement. See " Recent Developments – Loan Facility Agreement" and " Recent Developments – Framework Agreement".

Mr. Mehdi Dazi is a director of the Corporation and Chief Executive Officer, Investments, for EIIC, a shareholder of the Corporation. EIIC and the Corporation are parties to a the EIIC Subscription Agreement. See "Financing Agreements – The EIIC Subscription Agreement".

Amounts due to and from affiliates represent short-term unsecured non-interest bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Risk Factors

The Corporation is a development-stage company undertaking a large complex capital-intensive project in a developing country and is subject to numerous risks and challenges. The various risk factors are discussed under the heading "Risk Factors" in the Corporation's Annual Information Form dated March 29, 2006. These risk factors, including risks not currently known to the Corporation or that the Corporation currently considers immaterial, may also adversely affect the Corporation's business. Any of these risks could materially and adversely affect the Corporation's business, financial condition, results of operations and growth strategy.

Additional Information

Additional documents and information regarding the Corporation, including summaries of the material terms of the Framework Agreement, the Loan Facility Agreement, the EIIC, DUBAL and IDBIF transactions and the Corporation's Annual Information Form dated March 29, 2006, are available through SEDAR and can be accessed through the Internet at www.sedar.com.

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1: NAME AND ADDRESS OF REPORTING ISSUER

Global Alumina Corporation (the "Company")
44 Chipman Hill, 10th Floor
P.O. Box 7289
Saint John, New Brunswick E2C 4S6

Principal Offices:
245 Park Avenue
38th Floor
New York, New York 10167

ITEM 2: DATE OF MATERIAL CHANGE

November 5, 2006

ITEM 3: PRESS RELEASE

A press release was issued by the Company on November 5, 2006. A copy of the press release is attached hereto as Schedule A.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On November 5, 2006 the Company announced that it had entered into certain agreements, the details of which are set out below.

On November 5, 2006, the Company agreed to enter into exclusive negotiations to form a joint venture (the "Framework Agreement") to develop and operate the Company's alumina refinery project in the Republic of Guinea (the "Project"). The parties to the agreement are the Company, Global Alumina International, Ltd. ("Global International"), a wholly-owned subsidiary of the Company, Guinea Alumina Corporation, Ltd. ("Guinea Alumina"), a wholly-owned subsidiary of Global International, BHP Billiton Aluminium Company Limited ("BHP Billiton"), The Broken Hill Proprietary Company Pty Limited ("BHPB"), Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala").

On November 5, 2006, the Company, Guinea Alumina and Global International entered into a US$100 million secured loan facility agreement (the "Loan Facility Agreement") with BHP Development Finance Proprietary Limited, an affiliate of BHPB, DUBAL, and Mubadala (collectively, the "Lenders"). The Company and Global International are guarantors under the Loan Facility Agreement. Upon satisfaction of certain conditions precedent, US$12,099,578 million of the facility was advanced to Guinea Alumina on November 8, 2006, with

US$7,900,422 to be provided by the Lenders following their review and approval of a costs schedule submitted by the Company, and the balance of the facility is available for subsequent borrowings (the "Subsequent Advances") subject to the satisfaction of certain conditions precedent under the Loan Facility Agreement (as described below).

The Framework Agreement and Loan Facility Agreement are effective as of November 2, 2006.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

Framework Agreement

Summary

On November 5, 2006, the Company, Guinea Alumina, Global International, BHP Billiton, BHPB, DUBAL and Mubadala entered into the Framework Agreement under which the parties thereto agreed to commence exclusive negotiations to form a joint venture to develop and operate the Company's alumina refinery project in the Republic of Guinea. The potential joint venture participants are BHP Billiton, DUBAL and Mubadala. The effective date of the Framework Agreement is November 2, 2006.

Under the Framework Agreement, the parties have agreed to negotiate the terms and conditions of an agreement (the "Acquisition Agreement") pursuant to which the potential participants would acquire shares in Guinea Alumina and enter into shareholder and project management agreements governing the joint venture and the development, construction and operation of the Project and off-take agreements with respect to the remaining alumina, not already subject to off-take contracts, to be produced by the Project (collectively, the "Joint Venture Agreements"). BHP Billiton would be the project manager. The transaction, if consummated, would result in the Company retaining a one-third interest in the Project and BHP Billiton, DUBAL and Mubadala acquiring a one-third, one-quarter and one-twelfth interest in the Project, respectively. Under the Framework Agreement, the parties have agreed that the Joint Venture Agreements be negotiated and executed by November 30, 2006.

Material Terms of the Framework Agreement

- The exclusivity period for the negotiation of the Joint Venture Agreements terminates on March 31, 2007.
- The Framework Agreement contemplates that the Acquisition Agreement will entitle BHPB, DUBAL and Mubadala, or their respective affiliates, to acquire an interest in Guinea Alumina and will require that 85% of the consideration paid to acquire the interest in Guinea Alumina will be retained by the Company or its subsidiaries and be applied to meet Global International's share subscription obligations under the shareholders' agreement.
- The business and affairs of Guinea Alumina will be governed by a shareholders' agreement following the completion of the acquisition of shares under the Acquisition Agreement.
- A management agreement will be entered into pursuant to which BHPB, or one of its affiliates, will be appointed by Guinea Alumina and Guinea Alumina Corporation, S.A.

("Guinea SA"), a wholly-owned subsidiary of Guinea Alumina, to manage and supervise the construction and operation of the Project pursuant to a management agreement.

- Off-take agreements will be negotiated pursuant to which each of BHPB, DUBAL, Mubadala, Global International and/or the Company (or their respective affiliates) will have the right to purchase a fixed percentage of the annual alumina production from the Project following the commencement of commercial production.
- The Company is required to use its best efforts to obtain all consents from the Government of the Republic of Guinea which may be necessary in order for the parties to undertake and realise the Joint Venture Agreements and to complete the acquisition of shares under the Acquisition Agreement.
- During the term of the Framework Agreement the Company is prohibited from, directly or indirectly, without the prior written consent of each of BHPB, DUBAL and Mubadala, entering into or continuing discussions or negotiations with any third party relating to the acquisition or grant of any right to participate in the Project.
- BHPB, DUBAL and Mubadala have agreed to terminate any agreements or arrangements and otherwise cease to work with any third party on any proposal in relation to acquiring any right to participate in the Project that is inconsistent with the Framework Agreement, unless the written consent of the other parties is obtained.

DUBAL, one of the parties to the Framework Agreement and a 5% shareholder of the Company, currently has certain rights to subscribe for additional shares of the Company. DUBAL has agreed in the Framework Agreement not to exercise its right to subscribe for additional shares prior to June 30, 2007. It is intended that DUBAL's subscription agreement, dated August 10, 2005, will terminate following the completion of the acquisition of shares under the Acquisition Agreement.

There can be no assurance the negotiations with respect to the Joint Venture Agreements will be successfully completed. The proposed Acquisition Agreement will be subject to the review and approval of the Toronto Stock Exchange.

Loan Facility Agreement

Description, Purpose and Effect of the Loan Facility Agreement

On November 5, 2006, the Company, Guinea Alumina and Global International entered into the Loan Facility Agreement pursuant to which the Lenders agreed to provide interim financing of up to an aggregate of US$100 million to fund Project expenditures. The facility bears interest at a rate of 8.8% per annum. Interest will accrue until the maturity date of the facility. The loan proceeds will be advanced to Guinea Alumina and will be fully guaranteed by the Company and Global International. The facility is currently secured by a pledge by Global International of the shares of Guinea Alumina. If the parties are unable to agree on the definitive Joint Venture Agreements by November 30, 2006, amounts advanced under the Loan Facility Agreement are required to be repaid prior to June 1, 2007 and no further advances will be made available. The proceeds of the facility may only be applied to the payment of approved Project costs and may not be used for any other purpose. There is no assurance the Company will be able to draw

down the full amount of the facility. The effective date of the Loan Facility Agreement is November 2, 2006.

On November 7, 2006, the Company completed the conditions precedent to the drawdown of the First Advance. The balance of the facility is available for Subsequent Advances upon satisfaction of certain conditions precedent, including, but not limited to: the delivery of an approved business plan related to the Project; execution of the Joint Venture Agreements; evidence that the Mining Concession has been transferred from the Company to Guinea Alumina and/or Guinea Alumina; the obtaining of all governmental approvals or authorizations required with respect to the transactions contemplated under the Joint Venture Agreements; and the termination of DUBAL's subscription agreement or the written consent of DUBAL to the transactions contemplated under the Joint Venture Agreements. There is no assurance the Company will be able to satisfy all or any of the conditions precedent and draw down on the Subsequent Advances.

It is anticipated that the Loan Facility Agreement will provide the Company and its subsidiaries with the means to continue development of the Project. On November 8, 2006, the Company received US$12,099,578 as the first instalment of the first advance. The balance of the first advance in the amount of US$7,900,422 will be made by the Lenders following their review and approval of a costs schedule submitted by the Company.

Maturity Date

- Guinea Alumina must repay the facility in full within six months after a repayment trigger date (the "Repayment Trigger Date"). If the Joint Venture Agreements have not been entered into by November 30, 2006, the Repayment Trigger Date for the first advance and the second advance (the "Initial Advances") is December 1, 2006 or such later date as may be agreed by all the Lenders and Guinea Alumina. In respect of the Subsequent Advances and the Initial Advances (if not previously repaid), the Repayment Trigger Date is the earliest of March 31, 2007 and the completion of the acquisition of shares pursuant to the Acquisition Agreement (the "Investment Date"). Where the Repayment Trigger Date is the Investment Date, Guinea Alumina must repay the loan in full on the Investment Date.

Guarantees

The Company and Guinea International have, jointly and severally, guaranteed the punctual performance of obligations under the Loan Facility Agreement and certain security documents.

Covenants

- The Company and its subsidiaries will not create or allow to exist any security interest on any of its assets otherwise than as specified in the Loan Facility Agreement.
- The Company must not, and must procure that each subsidiary, does not (a) redeem, repurchase, defease, retire or repay any of its share capital, or (b) issue any shares other than (i) pursuant to the Loan Facility Agreement, the Framework Agreement, the Joint Venture Agreements and other documents entered into or to be entered into as condition precedent to the advances under the Loan Facility Agreement, and (ii) in the case of each of Guinea S.A., Guinea Alumina and Global International, shares issued to its respective parent corporation.

- Each of the Company and its subsidiaries may not declare, make or pay any dividend on or in respect of its share capital.
- The Company must not carry on any business or own any assets other than in connection with the shares it holds in Global International or the performance of the Loan Facility Agreement, the Framework Agreement and other agreements listed in the Loan Facility Agreement or the businesses carried out by Aluminpro Aluminium Industry Professionals Inc. and Global Alumina Services Company, its subsidiaries.
- Global International must not carry on any business or own any assets other than in connection with the shares it holds in Guinea Alumina or the performance of the Loan Facility Agreement, the Framework Agreement and other agreements listed in the Loan Facility Agreement.
- Guinea Alumina must not carry on any business or own any assets other than in connection with the shares it holds in Guinea S.A. or the performance of the Loan Facility Agreement, the Framework Agreement and other agreements listed in the Loan Facility Agreement.
- The Company and its subsidiaries may not enter into any material transaction with any person otherwise than on arm's length terms and for full market value other than, among other things, inter-company loans or indebtedness incurred after the Repayment Trigger Date where the proceeds of such indebtedness are used to repay in full the loan under the Loan Facility Agreement.
- The Company agrees to notify the Government of the Republic of Guinea regarding the entry into the Loan Facility Agreement, the Framework Agreement and other agreements referred to in the Loan Facility Agreement and the proposed entry into of the Joint Venture Agreements and the transactions contemplated thereby. Further, the Company will request the transfer of the mining concession from the Company to Guinea S.A. and/or Guinea Alumina.

Events of Default

- Outstanding amounts under the facility may become immediately repayable upon the occurrence of an event of default under the Loan Facility Agreement. Events of default under the Loan Facility Agreement include: non-payment of amounts owing under the facility; a misrepresentation under the Loan Facility Agreement or associated documents; defaults under any other financial indebtedness of the Company or its subsidiaries; the insolvency of the Company or one of its subsidiaries or the commencement of insolvency proceedings with respect to the same; the Company or one of its subsidiaries ceasing to carry on business; a change of control of the Company or the Company or its subsidiaries failing to hold all of the shares of their respective direct subsidiaries; a governmental expropriation of any assets of the Company or its subsidiaries which would be reasonably likely to result in a material adverse effect; and any objection of the Government of Guinea to any of the transactions contemplated under the Loan Facility Agreement, the Framework Agreement or the Joint Venture Agreements, unless such objection is remedied within 10 business days.
- A change of control of the Company is deemed to occur if at any time after November 2, 2006, any person or company acquires beneficial ownership of more than 33 1/3% of the

voting securities of the Company, or succeeds in having a sufficient number of nominees elected to the board of directors of the Company (the "Board") such that such nominees, when added to any existing director remaining on the Board, will constitute a majority of the Board.

Review Process of the Loan Facility Agreement

The Board met on October 9, 2006. Abdulrahman Al Awar and Ahmed Fikree, directors of the Company and officers of DUBAL, were excused from the meeting due to their material interests in the documents forming the subject matter of the meeting, as required under the *Business Corporations Act* (New Brunswick).

At the meeting, the terms of the proposed loan and a preliminary draft of the Loan Facility Agreement were carefully considered. It was noted that the Loan Facility Agreement was considered to be on commercially reasonable terms in the circumstance and that in the event the Joint Venture Agreements were not ultimately entered into, Guinea Alumina would have six months to repay the facility, which was considered to be sufficient time for alternative funding to be sourced.

For the reasons provided above, the Board determined that entering into the Loan Facility Agreement was in the best interests of the Company. The terms of, and the transactions contemplated by, the proposed loan were approved at the meeting, and management was authorized to continue negotiation of the agreement for and on behalf of the Company.

Subsequent to the meeting of October 9, 2006, certain members of the Board continued to meet with management and review material changes to the terms of Loan Facility Agreement until shortly prior to the execution of the Loan Facility Agreement on November 5, 2006.

No Minority Shareholder Approval Required

Due to its rights under its subscription agreement, DUBAL may be considered to be a related party (as such term is defined under Ontario Securities Commission Rule 61-501 – *Insider Bids, Issuer Bids, Business Combination and Related Party Transactions* ("Rule 61-501")) of the Company for purposes of the Loan Facility Agreement.

The Loan Facility Agreement has no effect on the security holdings of any interested party (as such term is defined under Rule 61-501) to the Loan Facility Agreement or any related party of the Company. The interested parties have no additional benefit or interest in the Loan Facility Agreement other than their interests as lenders.

The Loan Facility Agreement may constitute a related party transaction for the purposes of Rule 61-501. This transaction is exempt from the minority shareholder approval requirement under the rule on the basis that the facility is obtained on reasonable commercial terms that are not less advantageous to the Company than if the facility were obtained from a person or company dealing at arm's length, and the facility is not convertible into or repayable with, directly or indirectly, equity or voting securities of the Company or its subsidiary.

The press release in connection with the Loan Facility Agreement and this material change report have been filed less than 21 days before the closing of the Loan Facility Agreement. In the Company's view, this is both reasonable and necessary in the circumstances. The Company is experiencing liquidity issues due to the failure by Emirates International Investment Company LLC ("EIIC") to purchase from the Company a $50 million principal amount convertible debenture. (EIIC's decision to not proceed with the transaction was previously announced by the Company on June 2, 2006.) The expedited closing of the Loan Facility Agreement and the advances thereunder will allow the Company to continue development of the Project during the negotiation period under the Framework Agreement.

A copy of the Loan Facility Agreement is available on the Company's reference page at www.sedar.com.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

The following senior officer of the Company is knowledgeable about the material change and this report:

Michael J. Cella
Senior Vice President and Chief Financial Officer
(212) 351-0000
cella@globalalumina.com

ITEM 9: DATE OF REPORT

DATED at New York, New York this 15th day of November, 2006.

By: (signed) *Michael J. Cella*

Michael J. Cella
Senior Vice President and Chief Financial Officer

Global Alumina

SCHEDULE A

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA ANNOUNCES AGREEMENT WITH RESPECT TO JOINT VENTURE NEGOTIATIONS AND EXECUTION OF LOAN AGREEMENT

TORONTO, ON – November 5, 2006 – Global Alumina Corporation (the "Company") (TSX: GLA.U) today announced that it has entered into exclusive negotiations to form a joint venture to develop and operate the Company's alumina refinery project in the Republic of Guinea (the "Project"). The potential joint venture participants are BHP Billiton ("BHP Billiton"), Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala").

Under the terms of the agreement entered into today, the parties have agreed to negotiate the terms and conditions on which the potential participants would acquire shares in the Company's indirect, wholly-owned subsidiary Guinea Alumina Corporation, Ltd. ("GAC"). The parties would concurrently enter into shareholder and project management agreements governing the joint venture and the development, construction and operation of the Project and off-take agreements with respect to the remaining alumina, not already subject to off-take contracts, to be produced by the Project. BHP Billiton would be the project manager. The exclusivity period terminates March 31, 2007. The transaction, if consummated, would result in the Company retaining a one-third interest in the Project and BHP Billiton, DUBAL and Mubadala acquiring a one-third, one-quarter and one-twelfth interest in the Project, respectively.

The Company and the proposed participants have also entered into a Loan Facility Agreement pursuant to which the proposed participants (or related companies) have agreed to provide interim financing of $100 million to fund Project expenditures incurred up to the date definitive joint venture agreements are entered into. The loan will be advanced to GAC, and the facility will be fully guaranteed by the Company and GAC's parent Global Alumina International Ltd. The loan facility will be secured by a pledge of shares of GAC. If the parties are unable to agree on the definitive joint venture agreements by November 30, 2006, amounts advanced under the Loan Facility Agreement are required to be repaid prior to June 1, 2007. Amounts available under the Loan Facility Agreement will be advanced, subject to the Company satisfying the conditions precedent to draw down, to fund approved Project costs. Conditions precedent to the initial drawdown of $20 million have been satisfied. There is no assurance the Company will be able to draw down the full amount of the facility.

Each of the agreements entered into today is effective as of November 2, 2006.

BHP Billiton is the world's sixth largest producer of primary aluminium, with a total operating capacity in excess of one million tonnes of aluminium, approximately 14 million tonnes of

bauxite and four million tonnes of alumina per annum. BHP Billiton is one of the world's largest non-integrated producers of primary aluminium.

DUBAL is the owner of one of the largest single site aluminum smelters in the western world. DUBAL, which is wholly owned by the Dubai government, produces and exports primary aluminum products to more than 40 countries world-wide. DUBAL is also party to a subscription agreement with the Company dated August 10, 2005, a copy of which is available on the Company's reference page at www.sedar.com. DUBAL will also maintain its right to 40% of the expected annual alumina production from the proposed refinery under its off-take agreement with Guinea Alumina Corporation, SA, a wholly-owned subsidiary of GAC, dated September 30, 2005.

Mubadala Development Company is a principal investment company wholly owned by the Government of Abu Dhabi, with a mandate to establish new businesses and acquire (wholly or partly) existing businesses either in the United Arab Emirates or abroad. Mubadala invests in a wide range of strategic sectors including energy, utilities, health, real estate, public-private partnerships, basic industries and services.

There can be no assurance the negotiations with respect to the proposed joint venture and associated agreements will be successfully completed or that the Company or its affiliates will fulfill the various conditions precedent to borrowings under the Loan Facility Agreement. The proposed joint venture agreement will be subject to the review and approval of the Toronto Stock Exchange.

This press release has been filed less than 21 days before the entering into of the Loan Agreement. In the Company's view, this is both reasonable and necessary in the circumstances. The Company requires additional capital to continue funding ongoing development and construction of the Project and has determined that the joint venture contemplated by the agreement is its best available means to continue such funding. Due to the failure by Emirates International Investment Company LLC ("EIIC") to purchase from the Company a $50 million principal amount convertible debenture, the Company is experiencing liquidity issues. EIIC's decision to not proceed with the transaction was previously announced on June 2, 2006. The expedited closing of the Loan Agreement and the initial advance thereunder will allow the Company to continue development of the Project during the negotiation of the proposed joint venture documents.

A copy of the Loan Facility Agreement will be made available on the Company's reference page at www.sedar.com.

- More –

Global Alumina

GLOBAL ALUMINA ANNOUNCES AGREEMENT WITH RESPECT TO JOINT VENTURE NEGOTIATIONS AND EXECUTION OF LOAN AGREEMENT .../3

About Global Alumina:

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0010
cella@globalalumina.com

Elynn Wareham
GCI Group
P: 416-486-5910 C: 416-697-5414
ewareham@gcigroup.com

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. Such forward looking information includes: anticipated timing of loan borrowings; the commencement or outcome of any negotiations with third parties; future production levels; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; expectations regarding the financing of the alumina refinery project and associated infrastructure and the sources of financing; prices for alumina and aluminum; operation and other costs; and business strategies and plans of management.

- More -

Global Alumina

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: a failure by the Company or its subsidiaries to complete the preconditions to the drawdowns under the loan; the political and economic risks of investing in a developing country; the Company may not be able to secure sufficient financing; construction may be affected by costs overruns, delays, labour shortages and other construction risks; the Company 's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined in the Company's Annual Information Form dated March 29, 2006) in certain circumstances; volatility of alumina and aluminum prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of prices of raw materials; and all other factors discussed under the heading "Risk Factors" in the Company's Annual Information Form dated March 29, 2006. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this release as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances.

- 30 -

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Bruce J. Wrobel, Co-Chairman and Chief Executive Officer of Global Alumina Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Global Alumina Corporation (the issuer) for the period ended September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared.

Date: November 10th, 2006

(signed) *Bruce J. Wrobel*

Bruce J. Wrobel
Co-Chairman and Chief Executive Officer

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Michael J. Cella, Senior Vice President, Chief Financial Officer and Secretary of Global Alumina Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Global Alumina Corporation (the issuer) for the period ended September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared.

Date: November 10th, 2006

(signed) *Michael J. Cella*

Michael J. Cella
Senior Vice President, Chief Financial Officer and Secretary

Allens Arthur Robinson

Loan Facility Agreement

Execution Version

For

Guinea Alumina Corporation, Ltd.

Guaranteed by

Global Alumina Corporation

and Global Alumina International, Ltd.

By

the Lenders listed in Schedule 1

With

BHP Development Finance Proprietary Limited
as Facility Agent

US$100,000,000 Loan Facility

Allens Arthur Robinson
1 Raffles Place
#54-00 OUB Centre
Singapore 048616
Tel 65 6535 6622
Fax 65 6535 4855
www.aar.com.au

Table of Contents

Date 2 November 2006

Parties

1. **Guinea Alumina Corporation, Ltd.**, a company with limited liability incorporated under the laws of the British Virgin Islands (registered number 399202) and with its registered office at P.O. Box 3152, Road Town, Tortola, British Virgin Islands as borrower (the ***Borrower***);

2. **Global Alumina Corporation**, a company with limited liability incorporated under the laws of the Province of New Brunswick, Canada (registered number 612774) and with its registered office at 44 Chipman Hill, Suite 1000, Saint John, New Brunswick, E2L 4S6, Canada as guarantor (***Global***);

3. **Global Alumina International, Ltd.**, a company with limited liability incorporated under the laws of the British Virgin Islands (registered number 335279) and with its registered office at P.O. Box 3152, Road Town, Tortola, British Virgin Islands as guarantor (***GAI***);

4. **THE COMPANIES** listed in Schedule 1 (Lenders), as lenders (the ***Original Lenders***);

5. **BHP Development Finance Proprietary Limited**, a company with limited liability incorporated under the laws of the State of Victoria, Australia and with its registered office at Level 27, 180 Lonsdale Street, Melbourne, Victoria 3000, Australia, as facility agent for the Finance Parties (the ***Facility Agent***); and

6. **BHP Development Finance Proprietary Limited**, a company with limited liability incorporated under the laws of the State of Victoria, Australia and with its registered office at Level 27, 180 Lonsdale Street, Melbourne, Victoria 3000, Australia, as security agent for the Finance Parties (the ***Security Agent***).

It is agreed as follows.

1. Interpretation

1.1 Definitions

In this Agreement:

Accounting Principles means the accounting principles and practices generally accepted in the British Virgin Islands (in the case of the Borrower and GAI), Canada (in the case of Global) and the Republic of Guinea (in the case of GuineaCo) consistently applied.

Acquisition Agreement means the acquisition agreement entered into, or to be entered into, as a condition precedent to the Subsequent Advances under this Agreement between,

inter alios, GAL, the Borrower, BHPB (or its Affiliate), DUBAL (or its Affiliate) and Mubadala (or its Affiliate) relating to the terms on which each of BHPB, DUBAL and Mubadala, or their respective Affiliates, will make the Investment.

Advance means each drawing of the Facility made, or to be made, by the Borrower under this Agreement in accordance with

(a) in the case of the First Advance, the Initial Approved Costs Schedule;

(b) in the case of the Second Advance, the Second Approved Costs Schedule; or

(c) in the case of any Subsequent Advance, the relevant Subsequent Approved Costs Schedule.

Affiliate means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company. For the purposes of BHPB only, its Affiliates include any entity controlled by BHP Billiton Limited or BHP Billiton Plc.

Approved Business Plan means the business plan submitted by the Borrower to the Facility Agent pursuant to Clause 16.26 (Business Plan) and approved by the Facility Agent, acting on the unanimous instructions of all the Lenders.

Approved Costs means costs which:

(a) are incurred by GuineaCo or another member of the Group in connection with the Project;

(b) have been set out in an Approved Costs Schedule and to which the proceeds of the relevant Advance shall be applied;

(c) are supported by a Certified Invoice provided to the Lenders' Representative; and

(d) which the Lenders' Representative has approved for payment from the Lenders' Account in his sole discretion as set out in Clause 5.4 (Payment of Advances and Approved Costs).

Approved Costs Schedule means any of the Initial Approved Costs Schedule, the Second Approved Costs Schedule and any Subsequent Approved Costs Schedule.

Authorisation means:

(a) an authorisation, consent, approval, resolution, licence, exemption, filing, lodgement or registration required by any Governmental Agency or any law; or

(b) in relation to anything which will be fully or partly prohibited or restricted by law if a Governmental Agency intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

Authorised Officer means:

(a) in respect of an Obligor, any director, or any person from time to time nominated as an Authorised Officer by that Obligor by a notice to the Facility Agent accompanied by certified copies of signatures of all new persons so appointed

(and in respect of which the Facility Agent has not received notice of revocation of that appointment); and

(b) in respect of any Finance Party, any employee of such Finance Party whose title or acting title includes the word Manager, Head, Executive, Director or President or cognate expressions, or any secretary or director.

Availability Period means the period from and including the date of this Agreement to and including the Repayment Trigger Date.

Basic Agreement means the basic agreement dated 15 October 2004 between Global, the Borrower and the Ministry of Mines and Geology of the Republic of Guinea relating to the development, construction and operation of the Project, as amended on 16 May 2005 and as decreed by the President of the Republic of Guinea on 4 July 2005.

BHPB means BHP Development Finance Proprietary Limited a company with limited liability incorporated under the laws of the State of Victoria, Australia and with its registered office at Level 27, 180 Lonsdale Street, Melbourne, Victoria, Australia.

BHPB JV Off-take Agreement means the off-take agreement entered into, or to be entered into as a condition precedent to the Subsequent Advances under this Agreement, between BHPB (or its Affiliate) and GuineaCo relating to BHPB's (or its Affiliate's) right to acquire a certain percentage of the Project off-take following the Investment.

Borrower Share Charge means the mortgage over shares in the Borrower granted, or to be granted, as a condition precedent to the Facility and the First Advance under this Agreement by GAI in favour of the Security Agent (as agent and trustee for and on behalf of the Finance Parties) in respect of the entire issued share capital of the Borrower.

Business Day means a day (other than a Saturday, a Sunday or other public holiday) on which banks are open for general business in London and Dubai and, in relation to a day on which a payment is to be made in Dollars, on which banks are open for general business in New York City.

BVI Obligors means GAI and the Borrower.

Certified Invoice means a copy of an invoice, or other documentation of expenditure reasonably acceptable to the Facility Agent, relating to an Approved Cost which is certified by an Authorised Officer of Global to the effect that the payment to be made under such invoice is an item set out in the relevant Approved Costs Schedule.

Change of Control means at any time after the date of this Agreement any "person" or "company" (within the meaning of the *Securities Act* (Ontario), as amended):

(a) acquiring beneficial ownership (within the meaning of Section 90 of such Act) of more than 33⅓ per cent. of the voting securities of Global; or

(b) succeeding in having a sufficient number of nominees elected to the board of directors of Global such that such nominees, when added to any existing director remaining on the board of directors of Global after such election who is a nominee of such "person" or "company", will constitute a majority of the board of directors of such Obligor.

Change of Control Date means the date on which any of the events set out in the definition of 'Change of Control' occurs.

[redacted]

Commitment means:

(a) for each of the Original Lenders, the amount set opposite its name in Schedule 1 (Lenders) under the heading 'Commitments' and the amount of any other Commitment it acquires; and

(b) for any other Lender, the amount of any Commitment it acquires,

to the extent not cancelled, transferred or reduced under this Agreement.

Compliance Certificate means a certificate substantially in the form of Schedule 5 (Form of Compliance Certificate).

Concession Documents means:

(a) the Basic Agreement;

(b) the Mining Concession; and

(c) the Tripartite Agreement.

Construction Contracts means each of the construction contracts listed in Schedule 7 (Construction Contracts).

Consulting Services Agreement means the oral consulting services agreements between:

(a) Global (or an Affiliate thereof) and Karalco; and

(b) Global (or an Affiliate thereof) and Herakles,

and, from the time they are entered into, the written contracts replacing the above oral agreements in the form reviewed by the compensation committee of Global provided that such written agreements are in the same form in all material respects as the draft agreements provided to the Facility Agent by Global on or prior to the date of this Agreement.

Corrupt Activity means activity which would in the ordinary course of business be understood to be corrupt (including, without limitation, the offering of any payment, reward or other advantage to any public official or other person in order to influence the person concerned in the exercise of his or her duties) and which:

(a) has been found by a court in a competent jurisdiction to render a Transaction Document or Project Document, or a transaction, contract, arrangement, event or thing contemplated by or referred to in any Transaction Document or Project Document, illegal, void, voidable or unenforceable under its governing law; or

(b) has been found by a court in any competent jurisdiction to constitute an offence under any applicable law,

and shall include, without limitation, a prohibited activity under the *Corruption of Foreign Public Officials Act* of Canada with respect to a "foreign public official" (as defined under such act).

Default means:

(a) an Event of Default; or

(b) any event or circumstance which would (with the expiry of a grace period, the giving of notice or the making of any determination under the Finance Documents or any combination of them) be an Event of Default.

Disruption Event means either or both of:

(a) a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b) the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

   (i) from performing its payment obligations under the Finance Documents; or

   (ii) from communicating with other Parties in accordance with the terms of the Finance Documents,

   (and which (in either such case)) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

Dollar or ***US$*** means the lawful currency for the time being of the United States of America.

DUBAL means Dubai Aluminium Company Limited, a company incorporated under the laws of the Emirate of Dubai, United Arab Emirates and with its principal office at P.O. Box 3627, Dubai, United Arab Emirates.

DUBAL JV Off-take Agreement means the off-take agreement entered into, or to be entered into as a condition precedent to the Subsequent Advances under this Agreement, between DUBAL (or its Affiliate) and GuineaCo relating to DUBAL's (or its Affiliate's) right to acquire a certain percentage of the Project off-take following the Investment.

DUBAL Off-take Agreement means the purchase and sale agreement dated 30 September 2005 between DUBAL and GuineaCo relating to DUBAL's right to acquire a certain percentage of the Project off-take.

DUBAL Subscription Agreement means the subscription agreement dated 10 August 2005 between DUBAL and Global relating to DUBAL's right to subscribe for shares in Global.

Emirates means Emirates International Investment Company LLC, a limited liability company incorporated under the laws of the Emirate of Abu Dhabi, United Arab Emirates and with its registered office at P.O. Box 2310, Abu Dhabi, United Arab Emirates.

Emirates Subscription Agreement means the subscription agreement dated 16 August 2005 between Emirates and Global purporting to grant to Emirates the right to subscribe for shares and debentures in Global, as amended on 26 September 2005.

Event of Default means an event specified as such in Clause 17 (Default).

Borrower's Account means the account of the Borrower nominated in writing to the Facility Agent on or prior to the first Utilisation Date into which the Lender's Representative will transfer funds from the Lenders' Account in accordance with Clause 5.4 (Payment of Advances and Approved Costs).

Facility means the loan facility made available under this Agreement.

Facility Office means the office(s) notified by a Lender to the Facility Agent:

(a) on or before the date it becomes a Lender; or

(b) at any time thereafter, by not less than five Business Days' notice,

as the office through which that Lender will perform its obligations under this Agreement.

Finance Documents means:

(a) this Agreement;

(b) a Security Document; and

(c) any other document designated as such by the Facility Agent and the Borrower.

Finance Party means a Lender, the Facility Agent or the Security Agent and ***Finance Parties*** means all of them.

Financial Indebtedness means any indebtedness for or in respect of:

(a) moneys borrowed;

(b) any acceptance credit, bill acceptance or bill endorsement facility (including any dematerialised equivalent of any of them) other than in the ordinary course of business and where the purpose is not the raising of any finance;

(c) any bond, note, debenture, loan stock or other similar instrument;

(d) any redeemable or retractable preference share;

(e) any agreement treated as a finance or capital lease in accordance with the relevant Accounting Principles;

(f) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(g) the acquisition cost of any asset or service to the extent payable after its acquisition or possession by the party liable where the advance or deferred payment:

    (i) is arranged primarily as a method of raising finance or financing the acquisition of that asset or the construction of that asset; or

(ii) involves a period of more than six months before or after the date of acquisition or supply;

(h) any derivative transaction protecting against or benefiting from fluctuations in any rate or price;

(i) any other transaction (including any forward sale or purchase agreement) which has the commercial effect of a borrowing;

(j) any counter-indemnity obligation in respect of any guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution other than in connection with a commitment or obligation provided for in the Approved Business Plan; or

(k) any guarantee, indemnity or similar assurance against financial loss of any person in respect of any item referred to in the above paragraphs.

First Advance means the first Advance to be made under this Agreement which is to be in an amount of US$20,000,000.

Framework Agreement means the framework agreement entered into, or to be entered into, as a condition precedent to the Facility and the First Advance under this Agreement between DUBAL, Global, GAI, The Broken Hill Proprietary Company Pty Limited, BHP Billiton Aluminium Limited and Mubadala.

Funding Schedule means the schedule to the Approved Business Plan specifying, ***inter alia***, the conditions precedent, if any, to be met to the Facility Agent's satisfaction (acting on the unanimous instructions of all the Lenders acting reasonably) prior to each Subsequent Advance being made available under this Agreement.

Glencore means Glencore AG a company incorporated under the laws of Switzerland and with its registered office at Baarermattstrasse 3 CH-6341, Baar, Switzerland.

Glencore Off-take Agreement means the purchase and sale agreement dated 24 January 2006 between Glencore and GuineaCo relating to Glencore's right to acquire a certain portion of the Project off-take.

Global Option Agreements means the DUBAL Subscription Agreement, the Emirates Subscription Agreement, the Mitsubishi Subscription Option Agreement, the Global Warrants and the Global Options.

Global Options means the options to purchase 2,390,500 common shares of Global which have been granted pursuant to Global's stock option plan dated 27 May 2004 and such additional options which may be granted pursuant to such option plan.

Global Release Date means the earlier of:

(a) if any approval of the shareholders of Global is required as a condition precedent to the completion of the acquisition of shares in the Borrower under the Acquisition Agreement, the date such approval is obtained or, if no such shareholder approval is required, the date of the Acquisition Agreement; and

(b) the Repayment Trigger Date.

Global Warrants means the 6,790,850 share purchase warrants issued by Global entitling each holder thereof to purchase one common share of Global per warrant.

Governmental Agency means any government or any governmental, semi-governmental or judicial entity or authority. It also includes any self-regulatory organisation established under statute or any stock exchange.

Group means Global and its Subsidiaries from time to time, including, without limitation, GAI, the Borrower and GuineaCo.

Guarantors means Global and GAI, and ***Guarantor*** means either of them.

GuineaCo means Guinea Alumina Corporation, S.A., a company incorporated under the laws of the Republic of Guinea (registered number RCCM/GC-KAL 02749A/2004 and CCKRY/027904A/2004) and having its registered office at BP 5090, Cite Chemin de Fer, Immenable Labe, 1*iere* Etage, Conakry, Guinea.

GuineaCo Directors' Shares has the meaning given in Clause 14.12(a).

Herakles means Herakles Capital Corp., a company incorporated under the laws of Delaware and having its registered office at 874 Walker Road, Suite C, Dover, DE 19904 and its administrative office at 245 Park Avenue, 38th Floor, New York, NY 10167, USA.

Holding Company of any other person means a company in respect of which that other person is a Subsidiary.

Increased Cost means:

(a) an additional or increased cost; or

(b) a reduction of an amount due and payable under any Finance Document,

other than any such increase or reduction attributable to Taxes, which is incurred or suffered by a Finance Party or any of its Affiliates but only to the extent attributable to that Finance Party having entered into any Finance Document or funding or performing its obligations under any Finance Document.

Initial Advances means the First Advance and the Second Advance.

Initial Approved Costs Schedule means the schedule, initialled by each Original Lender and the Borrower for the purposes of identification, which sets out the uses to which the proceeds of the First Advance must be applied by the Group in accordance with Clause 5.4 (Payment of Advances and Approved Costs).

Initial Transaction Documents means:

(a) this Agreement;

(b) the Borrower Share Charge;

(c) the Framework Agreement; and

[redacted]

Interest Rate means 8.8% per annum.

Investment means the acquisition by each of BHPB, DUBAL and Mubadala, or their respective Affiliates, of shares in the Borrower pursuant to the Acquisition Agreement.

Investment Date means the date on which the Investment is completed pursuant to the terms of the Acquisition Agreement following the Acquisition Agreement becoming unconditional in all respects.

JV Off-take Agreements means the DUBAL JV Off-take Agreement, the Mubadala JV Off-take Agreement and the BHPB JV Off-take Agreement.

Karalco means Karalco Resources Ltd., a company incorporated under the laws of the British Virgin Islands and having its registered office at The Lake Building, 1st Floor, Wickhams Cay 1, PO Box 3152, Road Town, Tortola, British Virgin Islands and its representative office at 195 Brompton Road, London SW3 1LZ, United Kingdom.

Lender means:

(a) an Original Lender; and

(b) any person who becomes a Lender after the date of this Agreement.

Lenders' Account means a non-interest bearing account of the Facility Agent into which the proceeds of each Advance shall be paid by the Lenders prior to any payment to the Borrower's Account and in respect of which the Lenders' Representative shall have signing authority to transfer funds from the account to the Borrower's Account in accordance with Clause 5.4 (Payment of Advances and Approved Costs).

Lenders' Representative means a person nominated by a Lender and approved by all the other Lenders to operate the Lenders' Account as agent for, and on behalf of, the Lenders and includes any replacement Lenders' Representative appointed with the approval of all the Lenders following the resignation or removal (by unanimous Lender consent) of any existing Lenders' Representative.

Loan means, unless otherwise stated in this Agreement, the principal amount transferred on a Transfer Date from the Lenders' Account to the Borrower's Account following a request from the Borrower pursuant to Clause 5.4 (Payment of Advances and Approved Costs) to release funds to pay Approved Costs or the principal amount outstanding of amounts transferred on a Transfer Date from the Lenders' Account following a request from the Borrower pursuant to Clause 5.4 (Payment of Advances and Approved Costs) to release funds to pay Approved Costs together with any capitalised interest on such principal amount as provided in Clause 8.3. Each Lenders' share in the Loan shall be deemed to be equal to the proportion its contribution to the Advance from which the funds were transferred to the Borrower's Account bore to the total amount of such Advance.

Majority Lenders means, at any time, Lenders:

(a) whose share in the outstanding Loans and whose undrawn Commitments then aggregate $66^2/_3$ per cent. or more of the aggregate of all the outstanding Loans and the undrawn Commitments of all the Lenders;

(b) if there is no Loan then outstanding, whose undrawn Commitments then aggregate $66^2/_3$ per cent. or more of the Total Commitments; or

(c) if there is no Loan then outstanding and the Total Commitments have been reduced to zero, whose Commitments aggregated $66^2/_3$ per cent. or more of the Total Commitments immediately before the reduction.

Management Agreement means the management agreement entered into, or to be entered into, as a condition precedent to the Subsequent Advances under this Agreement between, *inter alios*, BHPB (or its Affiliate), the Borrower and GuineaCo under which the Borrower and GuineaCo will appoint BHPB (or its Affiliate) to manage the Project on their behalf.

Marubeni means Marubeni Corporation, a company incorporated under the laws of Japan and with its administrative office at 1-4-2 Ohtemachi, Chiyoda-Ku, Tokyo, Japan.

Marubeni Off-take Agreement means the purchase option agreement dated 2 March 2006 between Marubeni and GuineaCo relating to Marubeni's right to purchase a certain percentage of the Project off-take.

Material Adverse Effect means a material adverse effect on:

(a) the business, prospects or financial condition of the Group as a whole;

(b) the ability of any Obligor to perform its obligations under any Transaction Document or Project Document;

(c) the validity or enforceability of any Transaction Document or Project Document; or

(d) any right or remedy of a Finance Party in respect of a Finance Document,

other than an effect arising directly from any of the following:

(i) changes in the securities markets, including changes in international financial or currency exchange markets;

(ii) changes affecting generally the industry in which the Group conducts its business, including, changes in bauxite, alumina or other commodity prices provided that the changes affect all market participants substantially equally;

(iii) an announcement of the proposed Investment;

(iv) the performance by the Parties of their obligations under a Transaction Document;

(v) changes in the listed market price or trading volume of the shares of Global on the Toronto Stock Exchange; or

(vi) any failure by Global to meet any earnings estimates of third party equity analysts for any financial period.

Mining Concession means the mining concession granted to Global in accordance with the Basic Agreement pursuant to the decree of the President of the Republic of Guinea dated 22 November 2005.

Mitsubishi means Mitsubishi Corporation, a company incorporated under the laws of Japan and with its principal office at 6-3 Marorouchi 2-chome, Chiyoda-Ku, Tokyo, Japan.

Mitsubishi Off-take Option Agreement means the off-take option agreement dated 7 December 2001 between Mitsubishi and GAI purporting to grant to Mitsubishi an option to negotiate the right to purchase a certain percentage of the Project off-take.

Mitsubishi Subscription Option Agreement means the subscription option agreement dated 7 December 2001 between Mitsubishi and Global relating to Mitsubishi's option to subscribe for up to a certain percentage of Global's issued share capital.

Mubadala means Mubadala Development Company PJSC, a company incorporated under the laws of the Emirate of Abu Dhabi United Arab Emirates with its registered office at P.O. Box 45005, Abu Dhabi, United Arab Emirates.

Mubadala JV Off-take Agreement means the off-take agreement entered into, or to be entered into, as a condition precedent to the Subsequent Advances under this Agreement between Mubadala (or its Affiliate) and GuineaCo relating to Mubadala's (or its Affiliate's) right to acquire a certain percentage of the Project off-take following the Investment.

Notification Date has the meaning given in Clause 16.31 (Government Approval).

Obligor means each of:

(a) the Borrower;

(b) Global;

(c) GAI; and

(d) GuineaCo.

Off-take Agreements means the DUBAL Off-take Agreement, the Glencore Off-take Agreement, the Marubeni Off-take Agreement and the Mitsubishi Off-take Option Agreement.

Party means a party to this Agreement and includes its successors in title, permitted assigns and permitted transferees.

Project means the development (including, without limitation, the design and engineering), construction and operation of bauxite mines, the Sangaredi Alumina Refinery and related infrastructure in the Republic of Guinea with an expected initial production capacity of three (3) million tonnes of alumina per annum.

Project Documents means:

(a) the Concession Documents;

(b) the Off-take Agreements;

(c) the Construction Contracts; and

(d) the Consulting Services Agreement.

Project Participation Rights means any right to participate in the Project, including any right, interest (including Security Interest), option or other entitlement in respect of:

(a) the issued or unissued share capital of any member of the Group, other than Global after the Global Release Date;

(b) any of the material assets or contracts of any member of the Group (including the Mining Concession and the Basic Agreement); or

(c) any bauxite or alumina production from the Project.

Repayment Date means the date the Borrower repays the Loan in full pursuant to either Clause 6.1 or 6.2

Repayment Trigger Date means:

(a) in respect of the Initial Advances, if the Subsequent Transaction Documents have not been entered into by 30 November 2006, 1 December 2006 or such later date as may be agreed by all the Lenders and the Borrower; and

(b) in respect of the Subsequent Advances and the Initial Advances (if not previously repaid) the earliest to occur of the following:

(i) the Investment Date; and

(ii) 31 March 2007.

Repeating Representations means at any time the representations and warranties which are then made or deemed to be repeated under Clause 14.21 (Times for making representations and warranties).

Request means a request for an Advance, substantially in the form of Schedule 4 (Form of Request).

Second Advance means the second Advance to be made under this Agreement which is to be in an amount agreed between the Borrower and all the Lenders and which shall be equal to the items specified for payment in the Second Approved Costs Schedule.

Second Approved Costs Schedule means the schedule, initialled by each Lender and the Borrower for the purposes of identification, which sets out the uses to which the proceeds of the Second Advance must be applied by the Group in accordance with Clause 5.4 (Payment of Advances and Approved Costs).

Security means the security created by the Security Documents.

Security Document means:

(a) the Borrower Share Charge;

(b) [redacted]

(c) any other document evidencing or creating security over any asset to secure any obligation of the Borrower to the Finance Parties under the Finance Documents; or

(d) any other document designated as such by the Facility Agent and the Borrower.

Security Interest means any mortgage, pledge, lien, charge, assignment, hypothecation or security interest or any other agreement or arrangement having a similar effect.

ServiceCo means Global Alumina Services Company, a company incorporated under the laws of the State of Delaware, United States (registered number 3981626) and with its registered office at The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801, USA.

Shareholders' Agreement means the shareholders' agreement entered into, or to be entered into, as a condition precedent to the Subsequent Advances under this Agreement between, *inter alios*, GAI, the Borrower, BHPB (or its Affiliate), DUBAL (or its Affiliate) and

Mubadala (or its Affiliate) relating to the management of the Borrower following the Investment.

Subsequent Advances means any Advance under this Agreement other than the Initial Advances.

Subsequent Approved Costs Schedule means each schedule, initialled by each Lender and the Borrower for the purposes of identification, which sets out the uses to which the proceeds of the relevant Subsequent Advance must be applied by the Group in accordance with Clause 5.4 (Payment of Advances and Approved Costs) and which shall reflect the Approved Business Plan and the Funding Schedule contained therein.

Subsequent Transaction Documents means:

(a) the Shareholders' Agreement;

(b) the Management Agreement;

(c) the Acquisition Agreement;

(d) the JV Off-take Agreements; and

(d) each Finance Document, if any, not referred to in the definition of Initial Transaction Documents.

Subsidiary means an entity of which a person has direct or indirect control or owns directly or indirectly more than 50 per cent. of the voting capital or similar right of ownership and control for this purpose means the power to direct the management and the policies of the entity whether through the ownership of voting capital, by contract or otherwise.

Tax means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any related penalty or interest).

Tax Deduction means a deduction or withholding for or on account of Tax from a payment under a Finance Document.

Tax Payment means a payment made by an Obligor to a Finance Party in any way relating to a Tax Deduction or under any indemnity given by that Obligor in respect of Tax under any Finance Document.

Total Commitments means the aggregate of the Commitments of all the Lenders.

Transaction Document means:

(a) the Initial Transaction Documents; and

(b) the Subsequent Transaction Documents,

in the case of the Subsequent Transaction Documents, as from such time as the relevant document is entered into.

Transfer Certificate means a certificate substantially in the form of Schedule 6 (Form of Transfer Certificate) with such amendments as the Facility Agent may approve or reasonably require or any other form agreed between the Facility Agent and the Borrower.

Transfer Date means each date on which funds are transferred from the Lenders' Account to the Borrower's Account in accordance with Clause 5.4 (Payment of Advances and Approved Costs).

Tripartite Agreement means the tripartite agreement dated 13 January 2006 between Compagnie des bauxites de Guinee, Global and the Ministry of Mining and Geology of the Republic of Guinea.

Utilisation Date means each date on which an Advance is made into the Lenders' Account hereunder.

1.2 Construction

(a) In this Agreement, unless the contrary intention appears, a reference to:

(i) an **amendment** includes a supplement, novation, restatement or re-enactment and **amended** will be construed accordingly;

(ii) **assets** includes present and future properties, revenues and rights of every description;

(iii) an **authorisation** includes an authorisation, consent, approval, resolution, licence, exemption, filing, registration or notarisation;

(iv) **disposal** means a sale, transfer, grant, lease or other disposal, whether voluntary or involuntary, and **dispose** will be construed accordingly;

(v) **indebtedness** includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money;

(vi) a **person** includes any individual, company, corporation, unincorporated association or body (including a partnership, trust, joint venture or consortium), government, state, agency, organisation or other entity whether or not having separate legal personality;

(vii) a **regulation** includes any regulation, rule, official directive, request or guideline (whether or not having the force of law but, if not having the force of law, being of a type with which any person to which it applies is accustomed to comply) of any governmental, inter-governmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation or any stock exchange;

(viii) a currency is a reference to the lawful currency for the time being of the relevant country;

(ix) a Default being **outstanding** means that it has not been remedied or waived to the satisfaction of the Facility Agent;

(x) a provision of law is a reference to that provision as extended, applied, amended or re-enacted and includes any subordinate legislation;

(xi) a Clause, a Subclause or a Schedule is a reference to a clause or subclause of, or a schedule to, this Agreement;

(xii) a Party or any other person includes its successors in title, permitted assigns and permitted transferees;

(xiii) a Transaction Document or other document includes (without prejudice to any prohibition on amendments) all amendments however fundamental to that Transaction Document or other document, including any amendment providing for any increase in the amount of a facility or any additional facility; and

(xiv) a time of day is a reference to London time.

(b) Unless the contrary intention appears, a reference to a **month** or **months** is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month or the calendar month in which it is to end, except that:

(i) if the numerically corresponding day is not a Business Day, the period will end on the next Business Day in that month (if there is one) or the preceding Business Day (if there is not);

(ii) if there is no numerically corresponding day in that month, that period will end on the last Business Day in that month; and

(iii) notwithstanding sub-paragraph (i) above, a period which commences on the last Business Day of a month will end on the last Business Day in the next month or the calendar month in which it is to end, as appropriate.

(c) Unless expressly provided to the contrary in a Finance Document, a person who is not a party to a Finance Document may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999 and, notwithstanding any term of any Finance Document, no consent of any person who is not a party to that Finance Document is required for any amendment (including any release or compromise of any liability) or termination of any Finance Document.

(d) Unless the contrary intention appears:

(i) a reference to a Party will not include that Party if it has ceased to be a Party under this Agreement;

(ii) a word or expression used in any other Finance Document or in any notice given in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement; and

(iii) any obligation of an Obligor under the Finance Documents which is not a payment obligation remains in force for so long as any payment obligation of an Obligor is or may be outstanding under the Finance Documents.

(e) The headings in this Agreement do not affect its interpretation.

2. Facility

Subject to the terms of this Agreement, the Lenders make available to the Borrower a term loan facility in an aggregate amount equal to the Total Commitments.

3. Purpose

3.1 First Advance

The proceeds of the First Advance may only be applied to the payment of Approved Costs specified in the Initial Approved Costs Schedule in accordance with Clause 5.4 (Payment of Advances and Approved Costs). The First Advance may not be used for any other purpose.

3.2 Second Advance

The proceeds of the Second Advance may only be applied to the payment of Approved Costs specified in the Second Approved Costs Schedule in accordance with Clause 5.4 (Payment of Advances and Approved Costs). The Second Advance may not be used for any other purpose.

3.3 Subsequent Advances

The proceeds of each Subsequent Advance may only be applied to the payment of Approved Costs specified for that Subsequent Advance in the relevant Subsequent Approved Costs Schedule in accordance with Clause 5.4 (Payment of Advances and Approved Costs). No Subsequent Advance may be used for any other purpose.

3.4 No obligation to monitor

No Finance Party is bound to monitor or verify the utilisation of the Loan.

4. Conditions precedent

4.1 Conditions precedent documents

(a) No Request may be given under this Agreement until the Facility Agent has notified the Borrower that it has received all of the documents and evidence set out in Part 1 of Schedule 2 (Conditions precedent to the Facility and the First Advance) in form and substance satisfactory to the Facility Agent (acting on the unanimous instructions of all the Lenders acting reasonably).

(b) Without prejudice to paragraph (a) above, no Request for the Second Advance may be given under this Agreement until the Facility Agent has notified the Borrower that it has received the following:

(i) unless the Borrower has provided evidence satisfactory to the Facility Agent acting reasonably that the Mining Concession has been transferred from Global to GuineaCo and/or the Borrower by the Government of the Republic of Guinea in a manner acceptable to the Facility Agent (acting on the instructions of the Lenders acting reasonably) prior to the Utilisation Date for the Second Advance:

[redacted]

[redacted]

(ii) evidence satisfactory to the Facility Agent (acting on the instructions of the Lenders acting reasonably) that the Government of the Republic of Guinea has no objection to the transactions contemplated by the Transaction Documents; and

(iii) in respect of any amount of the Second Advance in excess of US$6,000,000 only, the Second Approved Costs Schedule,

in each case, in form and substance satisfactory to the Facility Agent (acting on the unanimous instructions of all the Lenders acting reasonably).

(c) Without prejudice to paragraphs (a) and (b) above, no Request for the first Subsequent Advance may be given under this Agreement until the Facility Agent has notified the Borrower that it has received all of the documents and evidence set out in Part 2 of Schedule 2 (Conditions precedent to Subsequent Advances) in form and substance satisfactory to the Facility Agent (acting on the unanimous instructions of all the Lenders acting reasonably).

(d) Without prejudice to paragraphs (a), (b) or (c) above, no Request for a Subsequent Advance may be given under this Agreement until the Facility Agent has notified the Borrower that:

(i) it has received all of the documents and evidence specified as being conditions precedent to that Subsequent Advance set out in the Funding Schedule;

(ii) evidence satisfactory to the Facility Agent (acting on the instructions of the Lenders acting reasonably) that the Government of the Republic of Guinea has no objection to the transactions contemplated by the Transaction Documents; and

(iii) a Subsequent Approved Costs Schedule has been approved by each of the Lenders in relation to that Subsequent Advance,

in form and substance satisfactory to the Facility Agent (acting on the unanimous instructions of all the Lenders acting reasonably).

4.2 Further conditions precedent

The obligations of each Lender to make any Advance are subject to the further conditions precedent that on both the date of the Request, the Utilisation Date for that Advance and on each Transfer Date:

(a) the Repeating Representations are correct in all material respects; and

(b) no Default is outstanding or would result from the Advance being made.

5. Utilisation - Loan

5.1 Giving of Requests

(a) The Borrower may utilise the Facility by requesting an Advance by delivering to the Facility Agent, with a copy to each Lender, a duly completed Request.

(b) Unless the Facility Agent otherwise agrees, the latest time for receipt by the Facility Agent and each Lender of a duly completed Request for the First Advance is 10.00 a.m. three (3) Business Days before the Utilisation Date for the First Advance.

(c) Unless the Facility Agent otherwise agrees, the latest time for receipt by the Facility Agent and each Lender of a duly completed Request for the Second Advance and any Subsequent Advance is 10.00 a.m. five (5) Business Days before the Utilisation Date for the proposed Advance.

(d) Each Request is irrevocable.

5.2 Completion of Requests

A Request for the Loan will not be regarded as having been duly completed unless:

(a) the Utilisation Date is a Business Day falling within the Availability Period;

(b) in the case of the Second Advance only, the Utilisation Date specified is 15 November 2006 or such later date as may be agreed between the Borrower and each of the Lenders; and

(c) the amount requested is equal to the relevant permitted Advance which:

(i) in the case of the First Advance, shall be US$20,000,000;

(ii) in the case of the Second Advance, shall be an amount equal to the items specified for payment in the Second Approved Costs Schedule plus any unpaid amounts specified in the Initial Approved Costs Schedule not exceeding US$6,000,000 but less any amount remaining to the credit of the Lenders' Account from the proceeds of the First Advance on the proposed Utilisation Date of the Second Advance; and

(iii) in the case of each Subsequent Advance, shall be the amount set out in the Subsequent Approved Costs Schedule for that Subsequent Advance less any amount remaining to the credit of the Lenders' Account from the proceeds of previous Advances on the proposed Utilisation Date of that Subsequent Advance.

Only one Advance may be requested in each Request.

5.3 Advances

(a) If the conditions set out in this Agreement have been met, each Lender must make its share in the relevant Advance available by transferring its share to the Lenders' Account through its Facility Office no later than the relevant Utilisation Date.

(b) The amount of each Lender's participation in an Advance will be equal to the proportion borne by its Commitments to the Total Commitments immediately prior to making that Advance.

(c) No Lender is obliged to participate in an Advance if, as a result:

(i) its participation in the Loan would exceed its Commitment; or

(ii) the Loans would exceed the Total Commitments.

(d) The Facility Agent shall have no liability whatsoever arising from the failure of a Lender to fund its share of an Advance in accordance with this Clause 5.3.

5.4 Payment of Advances and Approved Costs

(a) Each Advance shall be paid by the Lenders' into the Lenders' Account in accordance with Clause 5.3(a) (Advances).

(b) Any funds standing to the credit of the Lenders' Account shall at all times remain the property of the Lenders' in the same proportions in which each Lender contributed to the relevant Advance and each Obligor acknowledges and agrees for the benefit of the Finance Parties that no member of the Group or any other person (other than the Finance Parties) shall have any rights in respect of any such amounts.

(c) On any Business Day during the Availability Period, the Borrower may submit a Certified Invoice to the Lenders' Representative for approval as an Approved Cost.

(d) Following receipt of a Certified Invoice, the Lenders' Representative may, in the Lenders' Representative's sole discretion, approve payment of the Certified Invoice as an Approved Cost or reject such payment. If payment of the Certified Invoice is approved by the Lenders' Representative, Clause 5.4(f) shall apply, If payment of the Certified Invoice is rejected by the Lenders' Representative, the Lenders' Representative shall notify the Borrower of such rejection with reasons for the rejection and the payment will not be made at that time.

(e) If the payment set out in a Certified Invoice is not approved or rejected by the Lenders' Representative by 5.00 p.m. on the third Business Day after the date on which the Certified Invoice was received by the Lenders' Representative, it shall be deemed to have been approved and Clause 5.4(f) shall apply.

(f) In the event that the Lenders' Representative approves payment of the Certified Invoice on behalf of the Lenders, or such payment is deemed approved, a sum equal to the amount required for payment of the relevant Certified Invoice shall be transferred from the Lenders' Account to the Borrower's Account as soon as is reasonably practicable thereafter.

(g) The Borrower hereby undertakes to make payment, or procure the payment of, the relevant Certified Invoice promptly following the transfer referred to in Clause 5.4(f).

(h) The amount of any funds transferred from the Lenders' Account to the Borrower's Account shall be added to the principal amount outstanding of the Loan on the relevant Transfer Date.

(i) No Finance Party or the Lenders' Representative shall have any liability whatsoever in relation to the operation of the Lenders' Account including, without limitation, any liability arising directly or indirectly from:

(i) the rejection of any payment required under a Certified Invoice as an Approved Cost; or

(ii) any delay in transferring funds from the Lenders' Account to the Borrower's Account for payment of any Approved Cost provided that the Finance Party or Lenders' Representative, as the case may be, has complied with the term of this Agreement in respect of such transfer,

and the Borrower hereby indemnifies each Finance Party in respect of any such liability and in respect of any loss arising from such liability.

(j) Any funds standing to the credit of the Lenders' Account on the Repayment Trigger Date or on the date on which the Facility Agent takes any action pursuant to Clause 17.16 (Acceleration), whichever occurs sooner, shall be returned to the Lenders as soon as practicable after such date in the same proportion to which each Lender contributed to the Advances which the credit balance represents.

6. Repayment

6.1 Repayment Trigger Date

Subject to Clause 6.2, the Borrower must repay the Loan in full by the date falling six months after the Repayment Trigger Date and the Borrower may repay the Loan on any Business Day falling within such period.

6.2 Investment Date

Where the Repayment Trigger Date is the Investment Date, the Borrower must repay the Loan in full on the Investment Date.

6.3 No reborrowing

The Borrower may not re-borrow any part of the Facility which is repaid.

7. Prepayment and cancellation

7.1 Mandatory prepayment – illegality

(a) A Lender must notify the Facility Agent and the Borrower promptly if it becomes aware that it is unlawful in any applicable jurisdiction for that Lender to perform any of its obligations under a Finance Document or to fund or maintain its share in the Loan.

(b) After notification under paragraph (a) above the Facility Agent must notify the Borrower and:

(i) the Borrower must repay or prepay the relevant Lender's share in the Loan on the date specified in paragraph (c) below;

(ii) the Commitment of that Lender will be immediately cancelled; and

(iii) that Lender's share of any funds to the credit of the Lenders' Account will be returned to it.

(c) The date for repayment or prepayment of a Lender's share in the Loan will be the date specified by the relevant Lender in the notification under paragraph (a) above and which must not be earlier than the last day of any applicable grace period allowed by law.

(d) No amount of the Loan prepaid under this Agreement may subsequently be re-borrowed.

7.2 No other prepayment

Otherwise than pursuant to Clause 6.1 or 7.1, the Borrower has no right to prepay all or any part of the Loan.

7.3 Automatic cancellation

The Commitment will be automatically cancelled at the close of business on the last day of the Availability Period.

7.4 Miscellaneous provisions

(a) Any notice of mandatory prepayment and/or cancellation under this Agreement is irrevocable and must specify the relevant date(s) and the affected Advances and Commitments. The Facility Agent must notify each Lender promptly of receipt of any such notice.

(b) All mandatory prepayments under this Agreement must be made with accrued interest on the amount prepaid. No premium or penalty is payable in respect of any mandatory prepayment.

(c) No prepayment or cancellation is allowed except in accordance with the express terms of this Agreement.

(d) No amount of the Total Commitments cancelled under this Agreement may subsequently be reinstated.

8. Interest

8.1 Calculation of interest

The rate of interest payable on the Loan is the Interest Rate. Interest on the Loan shall be calculated in accordance with Clause 18.3 (Calculations).

8.2 Payment of interest

On the first Business Day of each month after the first Transfer Date, interest accrued from, but excluding, the last Business Day of the previous month (or in the case of the month in which the first Transfer Date occurs, from, but excluding the first Transfer Date), to, but including, the first Business Day of the current month shall be calculated in accordance with Clause 18.3 (Calculations) and, in lieu of payment thereof, such interest shall be capitalised and be added to the principal amount of the Loan. Interest shall accrue on such capitalised interest until such time as the Loan is repaid in accordance with this Agreement. Except where it is provided to the contrary in this Agreement, the Borrower must pay accrued interest on the Loan on the Repayment Date.

8.3 Interest on overdue amounts

(a) If an Obligor fails to pay any amount payable by it under the Finance Documents on the due date of such amount (the ***Due Date***), it must *immediately* on demand by the Facility Agent pay interest on the overdue amount from and including the Due Date up to the date of actual payment, both before, on and after judgment.

(b) Interest on an overdue amount is payable at a rate determined by the Facility Agent to be 3.5% per annum above the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted part of the Loan in the currency of the overdue amount.

9. Taxes

9.1 General

In this Clause 9 ***Tax Credit*** means a credit against any Tax or any relief or remission for Tax (or its repayment).

9.2 Tax gross-up

(a) Each Obligor must make all payments to be made by it under the Finance Documents without any Tax Deduction, unless a Tax Deduction is required by law.

(b) If an Obligor or a Lender is aware that an Obligor must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must notify the Facility Agent promptly. The Facility Agent must then notify the affected Parties promptly.

(c) If a Tax Deduction is required by law to be made by an Obligor or a Finance Party, the amount of the payment due from the Obligor will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d) If an Obligor is required to make a Tax Deduction, that Obligor must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

(c) Within 30 days of making either a Tax Deduction or a payment required in connection with a Tax Deduction, the Obligor making that Tax Deduction must deliver to the Facility Agent for the relevant Finance Party evidence satisfactory to the relevant Finance Party that the Tax Deduction has been made or (as applicable) the appropriate payment has been paid to the relevant taxing authority.

9.3 Tax Indemnity

(a) Except as provided below, the Borrower must indemnify a Finance Party against any loss or liability which that Finance Party (in its absolute discretion) determines will be or has been suffered (directly or indirectly) by that Finance Party for or on account of Tax in relation to a payment received or receivable (or any payment deemed to be received or receivable) under a Finance Document.

(b) Paragraph (a) above does not apply to any Tax assessed on a Finance Party under the laws of the jurisdiction in which:

(i) that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party has a Facility Office and is treated as resident for tax purposes; or

(ii) that Finance Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable by, or on the capital of, that Finance Party. However, any payment deemed to be received or receivable, including any amount treated as income but not actually received by the Finance Party, such as a Tax Deduction, will not be treated as net income received or receivable for this purpose.

(c) If a Finance Party makes, or intends to make, a claim under paragraph (a) above, it must promptly notify the Borrower of the event which will give, or has given, rise to the claim.

9.4 Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party (in its absolute discretion) determines that:

(a) a Tax Credit is attributable to that Tax Payment; and

(b) it has used and retained that Tax Credit,

the Finance Party must pay an amount to the Obligor which that Finance Party determines (in its absolute discretion) will leave it (after that payment) in the same after-tax position as it would have been if the Tax Payment had not been required to be made by the Obligor.

9.5 Stamp taxes

The Borrower must pay and indemnify each Finance Party against any stamp duty, stamp duty land tax, registration or other similar Tax payable in connection with the entry into, performance or enforcement of any Finance Document.

9.6 Value added taxes

(a) Any amount payable under a Finance Document by an Obligor is exclusive of any value added tax or any other Tax of a similar nature which might be chargeable in connection with that amount. If any such Tax is chargeable, the Obligor must pay to the Finance Parties (in addition to and at the same time as paying that amount) an amount equal to the amount of that Tax.

(b) Where a Finance Document requires any Party to reimburse a Finance Party for any costs or expenses, that Party must also at the same time pay and indemnify the Finance Party against all value added tax or any other Tax of a similar nature incurred by the Finance Party in respect of those costs or expenses but only to the extent that the Finance Party (acting reasonably) determines that it is not entitled to credit or repayment from the relevant tax authority in respect of the Tax.

10. Increased Costs

10.1 Increased Costs

Except as provided below in this Clause 10, the Borrower must pay to a Finance Party the amount of any Increased Cost incurred by that Finance Party as a result of:

(a) the introduction of, or any change in, or any change in the interpretation, administration or application of, any law or regulation; or

(b) compliance with any law or regulation made after the date of this Agreement.

10.2 Exceptions

The Borrower need not make any payment for an Increased Cost to the extent that:

(a) the Increased Cost is compensated for under another Clause or would have been but for an exception to that Clause (including, for the avoidance of doubt, the Increased Cost which would have been compensated for under Clause 9.3 (Tax indemnity) but was not so compensated solely because the exclusion in paragraph (a) of Clause 9.3 (Tax indemnity) applied); or

(b) the Increased Cost is attributable to a Finance Party wilfully failing to comply with any law or regulation.

10.3 Claims

(a) A Finance Party intending to make a claim for an Increased Cost must promptly notify the Facility Agent of the circumstances giving rise to and the amount of the claim, following which the Facility Agent will promptly notify the Company.

(b) Each Finance Party must, as soon as practicable after a demand by the Facility Agent, provide a certificate confirming the amount of its Increased Cost.

11. Mitigation

11.1 Mitigation

(a) Each Finance Party must, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which result or would result in:

(i) any Tax Payment or Increased Cost being payable to that Finance Party;

(ii) that Finance Party being able to exercise any right of prepayment and/or cancellation under this Agreement by reason of any illegality,

including transferring its rights and obligations under the Finance Documents to an Affiliate or changing its Facility Office.

(b) Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

(c) The Borrower must indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of any step taken by it under this Clause 11.1.

(d) A Finance Party is not obliged to take any step under this Clause 11.1 if, in its opinion (acting reasonably), to do so might be prejudicial to it.

(e) Notwithstanding anything in this Agreement to the contrary, to the extent any notice required by Clause 9 (Taxes) or Clause 10 (Increased Costs) is given by a Finance Party more than 180 days after such Finance Party has knowledge of the occurrence of the event giving rise to the Tax Payment or Increased Cost, such Finance Party shall not be entitled to such Tax Payment or Increased Cost, as the case may be, for any amount incurred or occurring prior to the 181st day prior to giving of such notice to the Borrower.

11.2 Conduct of business by a Finance Party

No term of this Agreement will:

(a) interfere with the right of any Finance Party to arrange its affairs (Tax or otherwise) in whatever manner it thinks fit;

(b) oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it in respect of Tax or the extent, order and manner of any claim; or

(c) oblige any Finance Party to disclose any information relating to its affairs (Tax or otherwise) or any computation in respect of Tax.

12. Payments

12.1 Place

Unless a Finance Document specifies that payments under it are to be made in another manner, all payments by a Party (other than the Facility Agent) under the Finance

Documents must be made to the Facility Agent to its account at such office or bank in London as it may notify to that Party for this purpose by not less than three Business Days' prior notice.

12.2 Funds

Payments under the Finance Documents to the Facility Agent must be made for value on the due date at such times and in such funds as the Facility Agent may specify to the Party concerned as being customary at the time for the settlement of transactions in that currency in the place for payment.

12.3 Distribution

(a) Each payment received by the Facility Agent under the Finance Documents for another Party must, except as provided below, be made available by the Facility Agent to that Party by payment (as soon as practicable after receipt) to its account with such office or bank in London, as it may notify to the Facility Agent for this purpose by not less than five Business Days' prior notice.

(b) The Facility Agent may apply any amount received by it for the Borrower in or towards payment (as soon as practicable after receipt) of any amount due from the Borrower under the Finance Documents or in or towards the purchase of any amount of any currency to be so applied.

(c) Where a sum is paid to the Facility Agent under this Agreement for another Party, the Facility Agent is not obliged to pay that sum to that Party until it has established that it has actually received it. However, the Facility Agent may assume that the sum has been paid to it, and, in reliance on that assumption, make available to that Party a corresponding amount. If it transpires that the sum has not been received by the Facility Agent, that Party must immediately on demand by the Facility Agent refund any corresponding amount made available to it together with interest on that amount from the date of payment to the date of receipt by the Facility Agent at a rate calculated by the Facility Agent to reflect its cost of funds.

12.4 Currency

(a) Unless a Finance Document specifies that payments under it are to be made in a different manner, the currency of each amount payable under the Finance Documents is determined under this Clause.

(b) Amounts payable in respect of Taxes, fees, costs and expenses are payable in the currency in which they are incurred.

(c) Each other amount payable under the Finance Documents is payable in Dollars.

12.5 No set-off or counterclaim

All payments made by an Obligor under the Finance Documents must be calculated and made without (and free and clear of any deduction for) set-off or counterclaim.

12.6 Business Days

(a) If a payment under the Finance Documents is due on a day which is not a Business Day, the due date for that payment will instead be the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not) or whatever day the Facility Agent determines is market practice.

(b) During any extension of the due date for payment of any principal under this Agreement interest is payable on that principal at the rate payable on the original due date.

12.7 Timing of payments

If a Finance Document does not provide for when a particular payment is due, that payment will be due within three Business Days of demand by the relevant Finance Party.

13. Guarantee and indemnity

13.1 Guarantee and indemnity

Each Guarantor irrevocably and unconditionally jointly and severally:

(a) guarantees to the Finance Parties punctual performance by each Obligor of all that Obligor's obligations under the Finance Documents;

(b) undertakes with the Finance Parties that whenever an Obligor does not pay any amount when due under or in connection with any Finance Document (or anything which would have been due if the Finance Document or the amount was enforceable, valid and not illegal), that Guarantor shall immediately on demand by a Finance Party pay that amount as if it were the principal obligor in respect of that amount; and

(c) indemnifies the Finance Parties immediately on demand against any cost, loss or liability suffered by a Finance Party if any obligation guaranteed by it (or anything which would have been an obligation guaranteed by it if not unenforceable, invalid or illegal) is or becomes unenforceable, invalid or illegal. The amount of the cost, loss or liability under this indemnity shall be equal to the amount which the relevant Finance Party would otherwise have been entitled to recover.

13.2 Continuing guarantee

This guarantee, undertaking and indemnity is a continuing guarantee, undertaking and indemnity and will extend to the ultimate balance of all sums payable by any Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

13.3 Reinstatement

(a) If any payment to, or any discharge given by, a Finance Party (whether in respect of the obligations of an Obligor or any security for those obligations or otherwise) or arrangement is made in whole or in part on the faith of any payment, security or

other disposition which is avoided or must be restored on insolvency, liquidation, administration or otherwise without limitation, the liability of each Guarantor under this Clause will continue or be reinstated as if the discharge or arrangement had not occurred.

(b) A Finance Party may concede or compromise any claim that any payment, security or other disposition is liable to avoidance or restoration.

13.4 Waiver of defences

The obligations of each Guarantor under this Clause 13 will not be affected by any act, omission or thing which, but for this provision, would reduce, release or prejudice any of its obligations under this Clause 13 (whether or not known to it or to a Finance Party). This includes:

(a) any time, waiver or other concession or consent granted to, or composition with, any Obligor or other person;

(b) any release of any person under the terms of any composition or arrangement;

(c) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any person;

(d) any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(e) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of any person;

(f) any amendment (however fundamental) of a Finance Document or any other document or security;

(g) any unenforceability, illegality, invalidity or non-provability of any obligation of any person under any Finance Document or any other document or security; or

(h) any insolvency or similar proceedings.

13.5 Immediate recourse

(a) Each Guarantor waives any right it may have of first requiring a Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other right or security or claim payment from any person before claiming from that Guarantor under this Clause 13.

(b) This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

13.6 Appropriations

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, a Finance Party (or any trustee or agent on its behalf) may without affecting the liability of either Guarantor under this Clause 13:

(a) (i) refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) against those amounts; or

(ii) apply and enforce them in such manner and order as it sees fit (whether against those amounts or otherwise); and

(b) hold in an interest-bearing suspense account any moneys received from a Guarantor or on account of each Guarantor's liability under this Clause 13.

13.7 Non-competition

Unless:

(a) all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full; or

(b) the Facility Agent otherwise directs,

no Guarantor will, after a claim has been made or by virtue of any payment or performance by it under this Clause 13:

(i) be subrogated to any rights, security or moneys held, received or receivable by any Lender (or any trustee or agent on its behalf);

(ii) be entitled to any right of contribution or indemnity in respect of any payment made or moneys received on account of each Guarantor's liability under this Clause;

(iii) claim, rank, prove or vote as a creditor of the Borrower or its estate in competition with any Finance Party (or any trustee or agent on its behalf); or

(iv) receive, claim or have the benefit of any payment, distribution or security from or on account of the Borrower, or exercise any right of set-off as against the Borrower.

Each Guarantor must hold in trust for and immediately pay or transfer to the Facility Agent any payment or distribution or benefit of security received by it contrary to this Clause 13 or in accordance with any directions given by the Facility Agent under this Clause.

13.8 Additional security

This guarantee is in addition to and is not in any way prejudiced by any other security now or subsequently held by any Finance Party or any other person on its behalf.

14. Representations and warranties

14.1 Representations and warranties

The representations and warranties set out in this Clause are made by the Borrower and each of the Guarantors or (if it so states) any one of them to each Finance Party.

14.2 Status

(a) Each Obligor is a limited liability company, duly incorporated and validly existing under the laws of its jurisdiction of incorporation.

(b) Each Obligor and each of their Subsidiaries has the power to own its assets and carry on its business as it is being conducted.

14.3 Powers and authority

Each Obligor has the power to enter into and perform, and has taken all necessary action to authorise the entry into and performance of, the Transaction Documents to which that Obligor is, or will be, a party and the transactions contemplated by those Transaction Documents.

14.4 Legal validity

(a) Subject to any general principles of law limiting an Obligor's obligations and referred to in any legal opinion required under this Agreement, each Transaction Document and each Concession Document to which an Obligor is a party is that Obligor's legally binding, valid and enforceable obligation except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(b) Subject to any general principles of law referred to in any legal opinion required under this Agreement, each Transaction Document and each Concession Document to which an Obligor is a party is in the proper form for its enforcement in the jurisdiction of that Obligor's incorporation except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

14.5 Non-conflict

The entry into and performance by an Obligor of, and the transactions contemplated by, the Transaction Documents do not conflict with:

(a) any law or regulation applicable to that Obligor;

(b) that Obligor's or any of that Obligor's Subsidiaries' constitutional documents; or

(c) any document which is binding upon that Obligor or any of that Obligor's Subsidiaries or any of that Obligor's or that Obligor's Subsidiaries' assets other than any consent of DUBAL which is required under the DUBAL Subscription Agreement.

[redacted]

14.6 No default

(a) No Default is outstanding or is reasonably likely to result from the entry into of, or the performance of any transaction contemplated by, any Transaction Document.

(b) No other event is outstanding which constitutes a default under any document which is binding on an Obligor or any of the Obligors' Subsidiaries or any of an Obligor's or an Obligor's Subsidiaries' assets to an extent or in a manner which has, or is reasonably likely to have, a Material Adverse Effect.

[redacted]

14.7 Authorisations

(a) All Authorisations required by an Obligor in connection with the entry into, performance, validity, enforceability and admissibility into evidence of, and the transactions contemplated by, the Transaction Documents have been obtained or effected (as appropriate) and are in full force and effect

[redacted]

(b) All Authorisations required by an Obligor in connection with, the carrying on of its business, including, without limitation, the development, construction and operation of the Project have been obtained or effected (as appropriate) and are in full force and effect other than any the absence of which is not reasonably likely to have a Material Adverse Effect.

14.8 Financial statements

(a) The most recent financial statements of Global:

(i) have been prepared in accordance with the relevant Accounting Principles; and

(ii) fairly represent in all material respects its financial condition (consolidated, if applicable) as at the date to which they were drawn up,

except, in each case, as disclosed to the contrary in those financial statements.

(b) There has been no material adverse change in the financial condition or business of the Group (taken as a whole) since the date of Global's latest financial statements except as disclosed to the Facility Agent as at the date of this Agreement.

14.9 Litigation

No litigation, arbitration or administrative proceedings are current or pending or threatened, which have or, if adversely determined, are reasonably likely to have a Material Adverse Effect.

14.10 No Corrupt Activity

No member of the Group has engaged in any Corrupt Activity in relation to the Project or is aware of any activity undertaken by, or on behalf of, a member of the Group which

would reasonably be likely to give grounds for a court of competent jurisdiction to find that a Corrupt Activity had occurred in relation to the Project.

14.11 Material contracts

No member of the Group is a party to any contract, arrangement or transaction involving a commitment on the part of any member of the Group or the Group (taken as a whole) in excess of US$1,000,000 in aggregate other than the Transaction Documents, the Global Option Agreements and the Project Documents, and otherwise as contemplated in an Approved Costs Schedule or the Approved Business Plan.

14.12 Ownership

(a) The entire issued share capital of GuineaCo is directly beneficially owned and controlled by the Borrower other than the three ordinary shares (the ***GuineaCo Directors' Shares***) in GuineaCo held as directors' qualifying shares, one each of which is beneficially owned and controlled by Bruce J. Wrobel, Karim L. Karjian and Michael J. Cella, respectively.

(b) Each of the GuineaCo Directors' Shares confers the same rights and obligations on the holder as each of the remaining 2,497 issued ordinary shares in GuineaCo held as at the date of this Agreement by the Borrower.

(c) The entire issued share capital of the Borrower is directly beneficially owned and controlled by GAI.

(d) The entire issued share capital of GAI is directly beneficially owned and controlled by Global.

(e) As at the date of this Agreement, the entire issued share capital of Global is listed on the Toronto Stock Exchange and, to the best knowledge of Global, no single person, or persons acting in concert, hold more than 10% of the issued share capital of Global other than Emirates International Investment Company LLC and IDB Infrastructure Fund L.P.

(f) As at the date of this Agreement, no option has been granted to, and no person has any right to acquire, or subscribe for, any share capital of any member of the Group, otherwise than pursuant to the Global Option Agreements.

14.13 Ranking of Security

The security conferred by each Security Document constitutes a first priority security interest of the type described, and over the assets referred to, in that Security Document and those assets are not subject to any prior or *pari passu* Security Interest.

14.14 Environmental Matters

Each member of the Group has complied with all Environmental Law and Environmental Approvals applicable to it, where failure to do so has or is reasonably likely to have a Material Adverse Effect or result in any liability for a Finance Party. "Environmental Law" and "Environmental Approvals" have the meanings given to them in Clause 16.13 (Environmental matters).

14.15 Stamp duties

As at the date of this Agreement, no stamp or registration duty or similar Tax or charge is payable in respect of any Finance Document.

14.16 Immunity

(a) The entry into by an Obligor of each Transaction Document constitutes, and the exercise by that Obligor of its rights and performance of its obligations under each Transaction Document will constitute, private and commercial acts performed for private and commercial purposes.

(b) No Obligor will be entitled to claim immunity from suit, execution, attachment or other legal process in any proceedings taken in its jurisdiction of incorporation in relation to any Transaction Document.

14.17 No adverse consequences

(a) It is not necessary under the laws of the jurisdiction of incorporation of an Obligor:

(i) in order to enable the Finance Parties to enforce its rights under any Transaction Document [redacted] or

(ii) by reason of the entry into of any Transaction Document or the performance by that Obligor of its obligations under any Transaction Document,

that the Finance Party should be licensed, qualified or otherwise entitled to carry on business in that Obligor's jurisdiction of incorporation; and

(b) no Finance Party is or will be deemed to be resident, domiciled or carrying on business in the jurisdiction of incorporation of any Obligor by reason only of the entry into, performance and/or enforcement of any Transaction Document [redacted]

14.18 Jurisdiction/governing law

Subject to any general principles of law referred to in any legal opinion required under this Agreement:

(a) each Obligor's:

(i) irrevocable submission under this Agreement to the jurisdiction of the courts of England and irrevocable submission under the other Finance Documents to the jurisdiction of the courts of England;

(ii) agreement that this Agreement is governed by English law and agreement that the other Finance Documents are governed by the laws of England; and

(iii) agreement not to claim any immunity to which it or its assets may be entitled,

are legal, valid and binding under the laws of its jurisdiction of incorporation; and

(b) any judgment obtained in England will be recognised and be enforceable by the courts of the jurisdiction of incorporation of an Obligor.

14.19 Assets

As at the date of this Agreement:

(a) Other than the investments its holds in the Borrower and any rights under any of the Transaction Documents and the Project Documents, GAI has no assets.

(b) Other than the investments it holds in GuineaCo and any rights under any of the Transaction Documents and the Project Documents, the Borrower has no assets.

(c) Other than the Project and any rights under the Transaction Documents and the Project Documents, GuineaCo has no assets.

14.20 Participation rights

Other than pursuant to the Off-take Agreements, the Global Option Agreements, the Transaction Documents and the Tripartite Agreement, no member of the Group has granted any Project Participation Rights, or is obliged to grant any Project Participation Rights, to any person.

14.21 Times for making representations and warranties

(a) The representations and warranties set out in this Clause 14 are made by the Borrower and each of the Guarantors on the date of this Agreement.

(b) Unless a representation and warranty is expressed to be given only as at the date of this Agreement, each representation and warranty is deemed to be repeated by the Borrower and each of the Guarantors on the date of the Request, on each Utilisation Date and on each Transfer Date.

(c) When a representation and warranty is repeated, it is applied to the circumstances existing at the time of repetition.

15. Information covenants

15.1 Financial statements

(a) The Borrower must supply to the Facility Agent in sufficient copies for all the Lenders:

(i) Global's audited consolidated financial statements for each of Global's financial years; and

(ii) Global's interim consolidated financial statements for each quarter year of each of Global's financial years.

(b) All financial statements must be supplied as soon as they are available and:

(i) in the case of audited financial statements, within 120 days;

(ii) in the case of the interim financial statements, within 60 days,

of the end of the relevant financial period.

15.2 Form of financial statements

(a) The Borrower must ensure that each set of financial statements supplied under this Agreement gives (if audited) a true and fair view of, or (if unaudited) fairly represents, in each case, in all material respects, the financial condition (consolidated or otherwise) of the relevant person as at the date to which those financial statements were drawn up.

(b) The Borrower must ensure that each set of financial statements supplied under this Agreement are prepared in accordance with the Accounting Principles, consistently applied, subject to changes resulting from audit and normal year-end adjustments.

(c) The Borrower must notify the Facility Agent of any change to the manner in which any financial statements to be supplied under this Agreement are prepared.

(d) If requested by the Facility Agent, the Borrower must supply to the Facility Agent:

(i) a full description of any change notified under paragraph (c) above; and

(ii) sufficient information to enable it to make a proper comparison between the financial positions shown by the set of financial statements prepared on the changed basis and the most recent set of equivalent financial statements delivered to the Facility Agent under this Agreement.

(e) If requested by the Facility Agent, the Borrower must enter into discussions for a period of not more than 30 days with a view to agreeing any amendments required to be made to this Agreement to place the Borrower and the Lenders in the same position as they would have been in if the change had not happened. Any agreement between the Borrower and the Facility Agent will be, with the prior written consent of all the Lenders, binding on all the Parties.

(f) If no agreement is reached under paragraph (d) above on the required amendments to this Agreement, the Borrower must supply with each set of its financial statements another set of its financial statements prepared on the same basis as Global's financial statements are prepared as at the date of this Agreement.

15.3 Compliance Certificate

(a) The Borrower must supply to the Facility Agent a Compliance Certificate with each set of financial statements sent to the Facility Agent under this Agreement.

(b) A Compliance Certificate must be signed by two Authorised Officers of the Borrower.

15.4 Information - miscellaneous

The Borrower must supply to the Facility Agent, in sufficient copies for all the Lenders:

(a) copies of all documents despatched by any member of the Group to its creditors or shareholders generally or any class of either of them at the same time as they are despatched;

(b) promptly upon becoming aware of them, details of any litigation, arbitration or administrative proceedings which are current, threatened or pending and which have or might, if adversely determined, have a Material Adverse Effect; and

(c) promptly on request, such further information regarding the financial condition and operations of the Group or any member of the Group as any Lender through the Facility Agent may reasonably request.

15.5 Notification of Default

(a) Unless the Facility Agent has already been so notified by the another Obligor, the Borrower must notify the Facility Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.

(b) Promptly on request by the Facility Agent, the Borrower must supply to the Facility Agent a certificate, signed by two of its Authorised Officers on its behalf, certifying that no Default is outstanding or, if a Default is outstanding, specifying the Default and the steps, if any, being taken to remedy it.

15.6 Year end

No member of the Group may change its financial year end without the prior written consent of the Facility Agent, acting on the unanimous instructions of all the Lenders acting reasonably.

16. General covenants

16.1 General

The Borrower and each Guarantor agrees to be bound by the covenants set out in this Clause 16 relating to it and, where the covenant is expressed to apply to each member of the Group, the Borrower and each Guarantor must ensure that each of its Subsidiaries performs that covenant. For the purposes of this Clause 16, "Group" shall be deemed not to include Aluminpro Aluminium Industry Professionals Inc. (Canada) and ServiceCo.

16.2 Authorisations

Each member of the Group must promptly:

(a) obtain, maintain and comply with the terms in all material aspects; and

(b) if requested, supply certified copies to the Facility Agent,

of any Authorisation required:

(i) under any law or regulation to enable it to perform its obligations under, or for the validity or enforceability of, any Transaction Document or the Concession Documents; or

(ii) for it to carry on its business (including, without limitation, the Project).

16.3 Compliance with laws

Each member of the Group must comply in all respects with all laws to which it is subject where failure to do so has or is reasonably likely to have a Material Adverse Effect.

16.4 Ranking

Each Obligor must ensure that the security conferred by each Security Document constitutes a first priority security interest and its payment obligations under the Finance Documents, if any, at all times rank in priority to all its other present and future unsecured payment obligations, except for obligations mandatorily preferred by law applying to companies generally.

16.5 Negative pledge

(a) Except as provided below, Global must not, and must procure that each other member of the Group does not, create or allow to exist any Security Interest on any of its assets.

(b) Except as provided below, no member of the Group may:

(i) sell, transfer or otherwise dispose of any of its assets on terms where it is or may be leased to or re-acquired or acquired by a member of the Group or any of its related entities;

(ii) sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(iii) enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(iv) enter into any other preferential arrangement having a similar effect,

in the case of paragraph (iii), in circumstances where the transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

(c) Paragraphs (a) and (b) do not apply to:

(i) any Security Interest constituted by the Security Documents;

(ii) any Security Interest comprising a netting or set-off arrangement entered into by a member of the Group in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances;

(iii) any lien arising by operation of law and in the ordinary course of business so long as the debt it secures is paid when due, or contested in good faith and appropriately provisioned;

(iv) any lien permitted by the Approved Business Plan;

(v) any judgment lien the existence of which does not constitute an Event of Default; and

(vi) any Security Interest entered into pursuant to a Finance Document.

16.6 Disposals

(a) Except as provided below, no member of the Group may, either in a single transaction or in a series of transactions (whether related or not) and whether voluntary or involuntary sell, lease, transfer or otherwise dispose of any of its assets.

(b) Paragraph (a) does not apply to any disposal:

(i) of obsolete assets no longer required in the business of the relevant member of the Group;

(ii) made with the prior consent of the Facility Agent, acting on the unanimous instructions of all the Lenders; or

(iii) of assets valued at (x) US$50,000 individually, or (y) US$100,000 in aggregate in any three month period.

16.7 Financial Indebtedness

Otherwise than as incurred under the Finance Documents, no member of the Group may incur any Financial Indebtedness other than:

(a) pursuant to a loan from another member of the Group; or

(b) Financial Indebtedness incurred after the Repayment Trigger Date where the proceeds of such Financial Indebtedness are used to repay the Loan in full.

16.8 Change of business

No member of the Group may make any change to the general nature of its business from that carried on at the date of this Agreement.

16.9 Mergers

Global must not, and must procure that each other member of the Group does not, enter into any amalgamation, demerger, merger or reconstruction otherwise than pursuant to a transaction agreed by all the Lenders.

16.10 Acquisitions

No member of the Group may:

(a) acquire a company or any shares or securities or a business or undertaking (or, in each case, any interest in any of them) except as permitted under Clause 16.17(b) (Share capital);

(b) incorporate a company; or

(c) make any investment other than investments in money market instruments with a scheduled maturity of 30 days or less in the ordinary course of its business.

16.11 Corrupt Activity

No member of the Group, or any person on its behalf, shall engage in any Corrupt Activity in relation to the Project or in any activity which would reasonably be likely to give a court

of competent jurisdiction grounds to determine that Corrupt Activity had been engaged in with respect to the Project.

16.12 Exclusivity, participation rights and access

Other than pursuant to the terms of the Off-take Agreements, the Global Option Agreements and the Transaction Documents, no member of the Group shall grant any Project Participation Rights whatsoever to any person

16.13 Environmental matters

(a) In this Subclause:

Environmental Approval means any authorisation and the filing of any notification, report or assessment required under any Environmental Law for the operation of the business of a member of the Group conducted on or from properties owned or used by any member of the Group;

Environmental Claim means any claim, proceeding, formal notice or investigation by any person in respect of any Environmental Law; and

Environmental Law means any applicable law or regulation which relates to:

(i) the pollution or protection of the environment;

(ii) the harm to or the protection of human health;

(iii) the conditions of the workplace; or

(iv) any emission or substance capable of causing harm to any living organism or the environment.

(b) Each member of the Group must ensure that it complies with all Environmental Law and Environmental Approvals applicable to it, where failure to do so has or is reasonably likely to have a Material Adverse Effect or result in any liability for a Finance Party.

(c) The Borrower must, promptly upon becoming aware, notify the Facility Agent of:

(i) any Environmental Claim current, or to its knowledge, pending or threatened; or

(ii) any circumstances reasonably likely to result in an Environmental Claim,

which has or, if substantiated, is reasonably likely to either have a Material Adverse Effect or result in any liability for the a Finance Party.

16.14 Insurance

Each member of the Group must insure its business and assets with insurance companies to such an extent and against such risks as companies engaged in a similar business normally insure.

16.15 Third party guarantees

(a) In this Subclause, a guarantee includes an indemnity or other assurance against loss.

(b) Global must not, and must procure that each other member of the Group does not, incur or allow to be outstanding any guarantee by it in respect of any person.

(c) Paragraph (b) does not apply to:

(i) any guarantee arising under, or expressly allowed by, the Finance Documents;

(ii) any guarantee comprising a netting or set-off arrangement entered into by a member of the Group in the ordinary course of its banking arrangements for the purposes of netting debit and credit balances;

(iii) any guarantee entered into to secure Financial Indebtedness permitted to be incurred under Clause 16.7; or

(iv) any indemnity provided by a member of the Group to another member of the Group with respect to the issuing of replacements for lost share certificates.

16.16 Loans out

(a) Except as provided below, no member of the Group may be the creditor in respect of any Financial Indebtedness.

(b) Paragraph (a) does not apply to:

(i) trade credit extended by any member of the Group on normal commercial terms and in the ordinary course of its business;

(ii) any deposit placed with a bank or financial institution in the ordinary course of its business; or

(iii) any loans made by a member of the Group to another member of the Group.

16.17 Share capital

(a) Global must not, and must procure that each other member of the Group, does not redeem, repurchase, defease, retire or repay any of its share capital or resolve to do so; or

(b) Global must procure that each other member of the Group does not issue any shares otherwise than:

(i) pursuant to the Transaction Documents;

(ii) in the case of GuineaCo, to the Borrower;

(iii) in the case of the Borrower but subject to the terms of the Borrower Share Charge, to GAI; or

(iv) in the case of GAI, to Global.

(c) Prior to the Global Release Date, Global must not issue any shares otherwise than pursuant to the Global Option Agreements.

16.18 Dividends

No member of the Group may:

(a) declare, make or pay any dividend (or interest on any unpaid dividend), charge, fee or other distribution (whether in cash or in kind) on or in respect of its share capital (or any class of its share capital);

(b) repay or distribute any dividend or share premium reserve; or

(c) pay or allow any member of the Group to pay any management, advisory or other fee to or to the order of the shareholders of another member of the Group other than the payment of management fees to ServiceCo not exceeding US$250,000 in any 12 month period.

16.19 Permitted business

(a) GuineaCo must not carry on any business or own any assets other as is required for the development, construction and operation of the Project.

(b) The Borrower must not carry on any business or own any assets other than in connection with the shares it holds in GuineaCo or in performance of the Transaction Documents and Project Documents to which it is a party.

(c) GAI must not carry on any business or own any assets other than in connection with the shares it holds in the Borrower or in performance of the Transaction Documents and Project Documents to which it is a party.

(d) Global must not carry on any business or own any assets other than in connection with the shares it holds in GAI or in performance of the Transaction Documents, the Global Option Agreements and the Project Documents to which it is a party or the businesses carried out at the date of this Agreement by Aluminpro Aluminium Industry Professionals Inc. (Canada) and ServiceCo.

16.20 Inter-company debt

No member of the Group which is the creditor in respect of any Financial Indebtedness of any other member of the Group may take any action to cause that Financial Indebtedness to become due or to be paid.

16.21 Arm's-length terms

No member of the Group may enter into any material transaction with any person otherwise than on arm's-length terms and for full market value other than:

(a) Financial Indebtedness incurred as permitted by Clause 16.7(a) (Financial Indebtedness)

(b) loans made by a member of the Group as permitted by Clause 16.16(b)(iii) (Loans out); or

(c) the written replacements of the oral Consulting Services Agreement provided that such written agreements are in the same form in all material respects as the draft agreements provided to the Facility Agent by Global on or prior to the date of this Agreement.

16.22 Entry into and amendments to documents

Global must not, and must procure that each other member of the Group does not:

(a) amend its memorandum or articles of association or other constitutional document other than as required by the terms of the Finance Documents;

(b) enter into any agreement with any shareholders of a member of the Group other than any Transaction Document or the written replacements of the oral Consulting Services Agreement; or

(c) enter into any agreement with a party, other than the Transaction Documents, the effect of which is the variation, amendment, enforcement, cancellation or repudiation of any Transaction Document or Project Document or agree to any of the foregoing.

16.23 Taxes

Each Relevant Obligor and each member of the Group must pay all Taxes due and payable by it, unless:

(a) (i) payment of those Taxes is being contested in good faith; and

(ii) adequate reserves are being maintained for those Taxes; or

(b) failure to pay those Taxes is not reasonably likely to have a Material Adverse Effect.

16.24 Joint ventures

No member of the Group may enter into or acquire any interest in any joint venture, partnership or similar arrangement.

16.25 Capital expenditure

No member of the Group may make, or agree to make, any capital expenditure in a single transaction, or series of related transactions, in excess of US$100,000 unless such expenditure is an Approved Cost or otherwise with the prior written consent of the Facility Agent (acting on the unanimous instructions of all the Lenders).

16.26 Business plan

(a) The Borrower must, prior to the submission of the Request for the first Subsequent Advance, provide a business plan to the Facility Agent for approval including, *inter alia*, the following items:

(i) the Funding Schedule;

(ii) details of the further feasibility study work required to enable a decision to be made as to whether to proceed with the construction and development of the Project; and

(iii) detailed cost estimates for the work to be conducted during the term of the business plan.

(b) Each member of the Group shall ensure that their business is carried out in accordance with the Approved Business Plan.

(c) The Approved Business Plan may not be amended without the prior written consent of the Facility Agent, acting on the unanimous instructions of all the Lenders.

16.27 Notices

Within seven days after the receipt by any member of the Group of any material notices issued by any public, local or other authority relating to the Project (including, without limitation, any applications, notices, proposals, orders, requisitions, redevelopment plans, nationalisation, expropriation or compulsory purchase proposals), the Borrower shall:

(a) deliver a copy to the Facility Agent with sufficient copies for all Lenders; and

(b) inform the Facility Agent of the steps taken or proposed to be taken by way of compliance.

16.28 Performance of Project Documents

Each member of the Group must:

(a) duly and promptly perform its obligations, and diligently pursue its material rights, under each Project Document;

(b) use its best endeavours to ensure that all counterparties to a Project Document observe and perform all the conditions and obligations imposed on them under such document in all material respects; and

(c) promptly notify the Facility Agent of any default under a Project Document promptly upon becoming aware of any such default.

16.29 Lender's acquisition of Global shares

No Lender (or their respective Affiliates) shall acquire shares in Global which would give rise to a Change of Control occurring.

16.30 Project Authorisations

Each member of the Group must keep and maintain all Authorisations necessary for the operation of the Project including, without limitation, the Concession Documents, except where the failure to do so would not be reasonably likely to result in a Material Adverse Effect.

16.31 Government Approval

Within ten (10) Business Days of the date of this Agreement, Global shall have provided evidence satisfactory to the Facility Agent (acting reasonably) that it has communicated to the Government of the Republic of Guinea covering the following:

(a) notification of the entry into of the Initial Transaction Documents (including that the Loan under this Agreement is being made on a secured basis) and the proposed entry into of the Subsequent Transaction Documents and the transactions contemplated thereby; and

(b) a request for the transfer of the Mining Concession from Global to GuineaCo and/or the Borrower in accordance with the terms of the Basic Agreement,

in form and substance satisfactory to the Facility Agent (acting on the unanimous instructions of all the Lenders acting reasonably) and a copy of such notification shall have been provided to the Facility Agent. The date on which such notice is given will be the ***Notification Date***.

16.32 Government comfort letter

The Borrower shall use its reasonable endeavours to obtain written confirmation from the Government of the Republic of Guinea that it has no objection to the transactions contemplated by the Transaction Documents.

17. Default

17.1 Events of Default

Each of the events or circumstances set out in this Clause 17 is an Event of Default.

17.2 Non-payment

An Obligor does not pay on the due date any amount payable by it under the Finance Documents in the manner required under the Finance Documents.

17.3 Breach of other obligations

An Obligor does not comply with any other term of the Finance Documents or the Transaction Documents (other than any term referred to in Subclause 17.2 (Non-payment)), unless the non-compliance:

(a) is capable of remedy; and

(b) is remedied within 20 days of the earlier of any Lender, through the Facility Agent, giving notice of the breach to the relevant Obligor and any Obligor becoming aware of the non-compliance.

17.4 Misrepresentation

A representation or warranty made or repeated by an Obligor in any Finance Document or in any document delivered by or on behalf of any Obligor under any Finance Document is incorrect or misleading in any material respect when made or deemed to be repeated, unless the circumstances giving rise to the misrepresentation or breach of warranty:

(a) are capable of remedy; and

(b) are remedied within 5 Business Days of the earlier of any Lender, through the Facility Agent, giving notice and the relevant Obligor becoming aware of the misrepresentation or breach of warranty.

17.5 Cross-default

Any of the following occurs in respect of a member of the Group:

(a) any of its Financial Indebtedness is not paid when due (after the expiry of any originally applicable grace period);

(b) any of its Financial Indebtedness:

(i) becomes prematurely due and payable;

(ii) is placed on demand; or

(iii) is capable of being declared by or on behalf of a creditor to be prematurely due and payable or of being placed on demand,

in each case, as a result of an event of default or any provision having a similar effect (howsoever described); or

(c) any commitment for its Financial Indebtedness is cancelled or suspended as a result of an event of default or any provision having a similar effect (howsoever described),

unless the aggregate amount of Financial Indebtedness falling within all or any of paragraphs (a) to (c) above is less than US$1,000,000 or its equivalent.

17.6 Insolvency

Any of the following occurs in respect of a member of the Group:

(a) it is, or is deemed for the purposes of any applicable law to be, unable to pay its debts as they fall due or insolvent;

(b) it admits its inability to pay its debts as they fall due;

(c) it suspends making payments on any of its debts or announces an intention to do so;

(d) by reason of actual or anticipated financial difficulties, it begins negotiations with any creditor for the rescheduling or restructuring of any of its indebtedness other than as permitted in Clause 16.7 (Financial Indebtedness);

(e) the value of its assets is less than its liabilities (taking into account contingent liabilities); or

(f) a moratorium is declared in respect of any of its indebtedness.

If a moratorium occurs in respect of any member of the Group, the ending of the moratorium will not remedy any Event of Default caused by the moratorium.

17.7 Insolvency proceedings

(a) Except as provided below, any of the following occurs in respect of any member of the Group:

(i) any step is taken with a view to a moratorium or a composition, assignment or similar arrangement with any of its creditors;

(ii) a meeting of its shareholders, directors or other officers is convened for the purpose of considering any resolution for, to petition for or to file documents with a court or any registrar for, its winding-up, administration or dissolution or any such resolution is passed;

(iii) any person presents a petition, or files documents with a court or any registrar, for its winding-up, administration, dissolution or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise);

(iv) an order for its winding-up, administration or dissolution is made;

(v) any liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or similar officer is appointed in respect of it or any of its assets;

(vi) its shareholders, directors or other officers request the appointment of, or give notice of their intention to appoint, a liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or similar officer; or

(vii) any other analogous step or procedure is taken in any jurisdiction.

(b) Paragraph (a) above does not apply to a petition presented by a creditor which is being contested in good faith and with due diligence and is discharged or struck out within 60 days.

17.8 Creditors' process

Any attachment, sequestration, distress, execution or analogous event affects any asset(s) of a member of the Group, having an aggregate value of at least US$1,000,000, and is not discharged within 60 days.

17.9 Cessation of business

A member of the Group ceases, or threatens to cease, to carry on business except as part of a transaction agreed by the Facility Agent (acting on the unanimous instructions of all the Lenders acting reasonably).

[redacted]

17.11 Change of control

If any of the following occurs:

(a) GAI ceases to be a direct wholly-owned subsidiary of Global;

(b) the Borrower ceases to be a direct wholly-owned subsidiary of GAI;

(c) GuineaCo ceases to be a direct wholly-owned subsidiary of the Borrower, excluding the GuineaCo Directors' Shares in issue as at the date of this Agreement; or

(d) a Change of Control.

17.12 Documents

If any of the following occurs:

(a) any Transaction Document or Project Document is varied, amended or terminated or the rights of any member of the Group which is a party thereto are waived without the prior approval of the Facility Agent, acting on the unanimous instructions of all the Lenders.

(b) any Transaction Document or Project Document ceases to be in full force and effect; or

(c) any party to a Transaction Document or Project Document is in breach of its obligations thereunder,

which is reasonably likely to have a Material Adverse Effect.

17.13 Government action

Unless the same would not be reasonably likely to have a Material Adverse Effect, any assets of a member of the Group, including any part of the Project, is seized, expropriated, nationalised or compulsorily purchased or similar or the applicable Governmental Agency attempts to seize, expropriate or nationalise, or makes an order for the compulsory purchase of, all or any part of the assets of any member of the Group, including all or any part of the Project.

17.14 Major damage

Any part of the Project is destroyed or damaged if:

(a) the estimated cost of repair or replacement not covered by the Group's insurers exceeds US$1,000,000 (excluding the amount of any deductible payable with respect to the portion of the cost, if any, to be covered by the Group's insurer); or

(b) the cost of repair or replacement covered by the Group's insurers exceeds US$1,000,000 and is not paid out by the relevant insurer to a member of the Group within 12 months of such destruction or damage.

17.15 Government Objection

The Government of the Republic of Guinea objects to the transactions contemplated by any of the Transaction Documents at any time following the date of this Agreement and such objection is not remedied to the satisfaction of all the Lenders (acting reasonably) within 10 Business Days of such objection.

17.16 Acceleration

If an Event of Default is outstanding, the Facility Agent may, unless instructed otherwise by all the Lenders acting unanimously and reasonably, by notice to the Borrower:

(a) cancel all the Total Commitments; and/or

(b) declare that all or part of any amounts outstanding under the Finance Documents are:

(i) immediately due and payable; and/or

(ii) payable on demand by the Facility Agent.

Any notice given under this Subclause will take effect in accordance with its terms.

18. Evidence and calculations

18.1 Accounts

Accounts maintained by a Finance Party in connection with this Agreement are prima facie evidence (absent manifest error) of the matters to which they relate for the purpose of any litigation or arbitration proceedings.

18.2 Certificates and determinations

Any certification or determination by a Finance Party of a rate or amount under the Finance Documents will be, in the absence of manifest error, prima facie evidence of the matters to which it relates.

18.3 Calculations

Any interest accruing under this Agreement accrues from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days.

19. Indemnities

19.1 Currency indemnity

(a) The Borrower must, as an independent obligation, indemnify each Finance Party against any loss or liability which that Finance Party incurs as a consequence of:

(i) that Finance Party receiving an amount in respect of an Obligor's liability under the Finance Documents; or

(ii) that liability being converted into a claim, proof, judgment or order,

in a currency other than the currency in which the amount is expressed to be payable under the relevant Finance Document.

(b) Unless otherwise required by law, each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency other than that in which it is expressed to be payable.

19.2 Other Indemnities

The Borrower must indemnify each Finance Party against any loss or liability which that Finance Party incurs as a consequence of:

(a) the occurrence of any Event of Default;

(b) any failure by an Obligor to pay any amount due under a Finance Document on its due date;

(c) an Advance not being made after a Request has been delivered for that Advance other than by reason of negligence or default by a Finance Party;

(d) the Loan (or part of the Loan) not being prepaid in accordance with this Agreement;

(e) investigating any event which the that Finance Party reasonably believes to be a Default; and

(f) acting or relying on any notice which that Finance Party reasonably believes to be genuine, correct and appropriately authorised.

The Borrower's liability in each case includes any loss or expense on account of funds borrowed, contracted for or utilised to fund any amount payable under any Finance Document or the Loan.

20. Expenses

20.1 Initial costs

Each Party shall be responsible for its own costs and expenses (including legal fees) incurred by it in connection with the negotiation, preparation, printing, entry into and execution of the Finance Documents and the Transaction Documents.

20.2 Subsequent costs

The Borrower must pay to each Finance Party the amount of all costs and expenses (including legal fees) reasonably incurred by it in connection with any amendment, waiver or consent requested by or on behalf of an Obligor or specifically allowed by this Agreement.

20.3 Enforcement costs

The Borrower must pay to each Finance Party the amount of all costs and expenses (including legal fees) incurred by it in connection with:

(a) the enforcement of, or the preservation of any rights under, any Finance Documents; or

(b) any proceedings instituted by or against that Finance Party as a consequence of it entering into a Security Document.

21. Amendments and waivers

21.1 Procedure

(a) Any term of the Finance Documents may be amended or waived with the agreement of the Borrower and the Facility Agent (with the prior consent of all the Lenders).

(b) Each Guarantor agrees to any amendment or waiver allowed by this Clause which is agreed to by the Borrower. This includes any amendment or waiver which would, but for this paragraph, require the consent of a Guarantor if the guarantee under the Finance Documents is to remain in full force and effect.

21.2 Change of currency

If a change in any currency of a country occurs (including where there is more than one currency or currency unit recognised at the same time as the lawful currency of a country), the Finance Documents will be amended to the extent the Facility Agent (acting reasonably and after consultation with the Borrower) determines is necessary to reflect the change.

21.3 Disruption to payment systems

If the Facility Agent determines (in its discretion) that a Disruption Event has occurred or the Facility Agent is notified by the Borrower that a Disruption Event has occurred:

(a) the Facility Agent may, and shall if requested to do so by the Borrower, consult with the Borrower with a view to agreeing with the Borrower such changes to the operation or administration of the facility under this Agreement as the Facility Agent may deem necessary in the circumstances;

(b) the Facility Agent shall not be obliged to consult with the Borrower in relation to any changes mentioned in this Clause if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c) any such changes agreed upon by the Facility Agent and the Borrower shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of this clause; and

(d) neither the Facility Agent nor the Lenders' Representative shall be liable for any damages, costs or losses whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facility Agent) arising as a result of its taking, or failing to take, any actions pursuant to our in connection with this Subclause 21.3.

21.4 Waivers and remedies cumulative

The rights of each Finance Party under the Finance Documents:

(a) may be exercised as often as necessary;

(b) are cumulative and not exclusive of its rights under the general law; and

(c) may be waived only in writing and specifically.

Delay in exercising or non-exercise of any right is not a waiver of that right.

21.5 Limitation of liability

Notwithstanding any other provision contained herein, under no circumstances shall any Party be liable hereunder for any indirect, consequential, punitive or similar indirect loss or damage, including loss of profit or loss of business opportunity.

22. Changes to the Parties

22.1 Assignments and transfers by Obligors

None of the Obligors may assign or transfer any of its rights and obligations under the Finance Documents without the prior consent of all the Lenders.

22.2 Assignments and transfers by the Lenders

(a) A Lender (the ***Existing Lender***) may at any time assign or transfer (including by way of novation) any of its rights and obligations under this Agreement to any other person (the ***New Lender***) with the prior consent of all the other Lenders and the Borrower (which may only be withheld if a member of the Group would incur additional costs thereby but provided that no consent of the Borrower shall be required following an Event of Default).

(b) A transfer of obligations will be effective only if either:

(i) the obligations are novated in accordance with the following provisions of this Clause; or

(ii) the New Lender confirms to the Facility Agent and the Borrower in form and substance satisfactory to the Facility Agent that it is bound by the terms of this Agreement as a Lender. On the transfer becoming effective in this manner the Existing Lender will be released from its obligations under this Agreement to the extent that they are transferred to the New Lender.

(c) Any reference in this Agreement to a Lender includes a New Lender but excludes a Lender if no amount is or may be owed to or by it under this Agreement.

22.3 Procedure for transfer by way of novation

(a) In this Subclause:

Transfer Date means, for a Transfer Certificate, the later of:

(i) the proposed Transfer Date specified in that Transfer Certificate; and

(ii) the date on which the Facility Agent executes that Transfer Certificate.

(b) A novation is effected if:

(i) the Existing Lender and the New Lender deliver to the Facility Agent a duly completed Transfer Certificate; and

(ii) the Facility Agent executes it.

The Facility Agent must execute as soon as reasonably practicable a Transfer Certificate delivered to it and which appears on its face to be in order.

(c) Each Party (other than the Existing Lender and the New Lender) irrevocably authorises the Facility Agent to execute any duly completed Transfer Certificate on its behalf.

(d) On the Transfer Date:

(i) the New Lender will assume the rights and obligations of the Existing Lender expressed to be the subject of the novation in the Transfer Certificate in substitution for the Existing Lender; and

(ii) the Existing Lender will be released from those obligations and cease to have those rights.

(e) The Facility Agent must, as soon as reasonably practicable after it has executed a Transfer Certificate, send a copy of that Transfer Certificate to the Borrower.

22.4 Limitation of responsibility of Existing Lender

(a) Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i) the financial condition of the Borrower or any other member of the Group; or

(ii) the legality, validity, effectiveness, enforceability, adequacy, accuracy, completeness or performance of:

(A) any Finance Document or any other document;

(B) any statement or information (whether written or oral) made in or supplied in connection with any Finance Document, or

(C) any observance by the Company or any other member of the Group of its respective obligations under any Finance Document or other documents,

and any representations or warranties implied by law are excluded.

(b) Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

(i) has made, and will continue to make, its own independent appraisal of all risks arising under or in connection with the Finance Documents (including the financial condition and affairs of the Borrower and its related entities (including, without limitation, the Group) and the nature and extent of any recourse against any Party or its assets) in connection with its participation in this Agreement; and

(ii) has not relied exclusively on any information supplied to it by the Existing Lender in connection with any Finance Document.

(c) Nothing in any Finance Document requires an Existing Lender to:

(i) accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause; or

(ii) support any losses incurred by the New Lender by reason of the non-performance by the Company or any other member of the Group of its obligations under any Finance Document or otherwise.

22.5 Costs resulting from change of Lender or Facility Office

If:

(a) a Lender assigns or transfers any of its rights and obligations under the Finance Documents or changes its Facility Office; and

(b) as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to pay a Tax Payment or an Increased Cost,

then the relevant Obligor need only pay that Tax Payment or Increased Cost to the same extent that it would have been obliged to if no assignment, transfer or change had occurred.

23. Disclosure of information

(a) Each Finance Party must keep confidential any information supplied to it by or on behalf of any Obligor in connection with the Finance Documents. However, the a Finance Party is entitled to disclose information:

(i) which is publicly available, other than as a result of a breach by that Finance Party of this Clause 23;

(ii) in connection with any legal or arbitration proceedings;

(iii) if required to do so under any law or regulation;

(iv) to a governmental, banking, taxation or other regulatory authority;

(v) to its professional advisers;

(vi) to the extent allowed under paragraph (b) below;

(vii) to another Obligor or Finance Party; or

(viii) with the agreement of the relevant Obligor.

(b) A Finance Party may disclose to an Affiliate or any person with whom it may enter, or has entered into, any kind of transfer, participation or other agreement in relation to this Agreement (a ***participant***):

(i) a copy of any Finance Document; and

(ii) any information which that Finance Party has acquired under or in connection with any Finance Document.

However, before a participant may receive any confidential information, it must agree with the relevant Finance Party to keep that information confidential on the terms of paragraph (a) above.

24. The Facility Agent

24.1 Appointment and duties of the Facility Agent

(a) Each Finance Party (other than the Facility Agent) irrevocably appoints the Facility Agent to act as its agent under and in connection with the Finance Documents.

(b) Each Finance Party irrevocably authorises the Facility Agent to:

(i) perform the duties and to exercise the rights, powers and discretions that are specifically given to it under the Finance Documents, together with any other incidental rights, powers and discretions; and

(ii) execute each Finance Document expressed to be executed by the Facility Agent.

(c) The Facility Agent has only those duties which are expressly specified in the Finance Documents. Those duties are solely of a mechanical and administrative nature.

24.2 No fiduciary duties

(a) Except as specifically provided in a Finance Document, nothing in the Finance Document makes the Facility Agent a trustee or fiduciary for any other Party or any other person.

(b) The Facility Agent does not need to hold in trust any moneys paid to it or recovered by it for a Party in connection with the Finance Documents or be liable to account for interest on those monies.

24.3 Individual position of the Facility Agent

(a) If it is also a Lender, the Facility Agent has the same rights and powers under the Finance Documents as any other Lender and may exercise those rights and powers as though it were not the Facility Agent.

(b) The Facility Agent may:

(i) carry on any business with any Obligor or its related entities (including acting as an agent or a trustee for any other financing); and

(ii) retain any profits or remuneration it receives under the Finance Documents or in relation to any other business it carries on with any Obligor or its related entities.

24.4 Reliance

The Facility Agent may:

(i) rely on any notice or document believed by it to be genuine and correct and to have been signed by, or with the authority of, the proper person;

(ii) rely on any statement made by an person regarding any matters which may reasonably be assumed to be within its knowledge or within its power to verify;

(iii) assume, unless the context otherwise requires, that any communication made by any member of the Group is made on behalf of and with the consent and knowledge of each member of the Group;

(iv) engage, pay for and rely on professional advisers selected by it (including those representing a Party other than the Facility Agent); and

(v) act under the Finance Documents through its personnel and agents.

24.5 Majority Lenders' instructions

(a) The Facility Agent is fully protected if it acts on the instructions of the Majority Lenders in the exercise of any right, power or discretion or any matter, in each case, not expressly provided for in the Finance Documents. Subject to paragraph (b) below, any such instructions given by the Majority Lenders will be binding on all the Lenders. In the absence of instructions, the Facility Agent may act as it considers to be in the best interests of all the Lenders.

(b) In relation to any act carried out by the Facility Agent pursuant to Clause 17.17 or in enforcement of any Security Document (including any instructions given to the Security Agent in respect thereof) or in the exercise of any right, power or discretion in relation thereto, the Facility Agent may act as it considers to be in the best interests of all the Lenders unless it is instructed to act otherwise by all the Lenders acting unanimously. The Facility Agent is fully protected if it acts in such as a way as it considers to be in the best interests of all the Lenders or in accordance with such unanimous instructions.

(c) The Facility Agent may assume that unless it has received notice to the contrary, any right, power, authority or discretion vested in any Party or the Majority Lenders has not been exercised.

(d) The Facility Agent may refrain from acting in accordance with the instructions of the Majority Lenders (or, if appropriate, the Lenders) until it has received security satisfactory to it, whether by way of payment in advance or otherwise, against any liability or loss which it may incur in complying with the instructions.

(e) The Facility Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender's consent) in any legal or arbitration proceedings in connection with any Finance Document, unless the legal or arbitration proceedings relate to:

(i) the perfection, preservation or protection of rights under the Security Documents; or

(ii) the enforcement of any Security Document.

24.6 Responsibility

(a) The Facility Agent is not responsible for the adequacy, accuracy or completeness of any statement or information (whether written or oral) made in or supplied in connection with any Finance Document.

(b) The Facility Agent is not responsible for the legality, validity, effectiveness, adequacy, completeness or enforceability of any Finance Document or any other document.

(c) Without affecting the responsibility of any member of the Group for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms that it:

(i) has made, and will continue to make, its own independent appraisal of all risks arising under or in connection with the Finance Documents (including the financial condition and affairs of the Borrower and its related entities and the nature and extent of any recourse against any Party or its assets); and

(ii) has not relied exclusively on any information provided to it by the Facility Agent in connection with any Finance Documents or agreement entered into in anticipation of or in connection with any Finance Document.

24.7 Exclusion of liability

(a) The Facility Agent is not liable or responsible to any other Finance Party for any action taken or not taken by it in connection with any Finance Document unless directly caused by its gross negligence or wilful misconduct.

(b) No party (other than the Facility Agent) may take any proceedings against any officers, employees or agents of the Facility Agent in respect of any claim it might have against the Facility Agent or in respect of any act or omission of any kind by that officer, employee or agent in connection with any Finance Document. Any officer, employee or agent of the Facility Agent may rely on this Subclause and enforce its terms under the Contracts (Rights of Third Parties) Act 1999.

(c) The Facility Agent is not liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Facility Agent if the Facility Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Facility Agent for that purpose.

(d) (i) Nothing in this Agreement will oblige the Facility Agent to satisfy any know your customer and anti-money laundering requirement in relation to the identity of any person on behalf of any Finance Party.

(ii) Each Finance Party confirms to the Facility Agent that it is solely responsible for any know your customer and anti-money laundering requirements it is required to carry out and that it may not rely on any statement in relation to those requirements made by any other person.

24.8 Default

(a) The Facility Agent is not obliged to monitor or enquire whether a Default has occurred. The Facility Agent is not deemed to have knowledge of the occurrence of a Default.

(b) If the Facility Agent:

(i) receives notice from a Party referring to this Agreement, describing a Default and stating that the event is a Default; or

(ii) is aware of the non-payment of any principal, interest or fee payable to a Finance Party (other than the Facility Agent) under this Agreement,

it must promptly notify the other Finance Parties.

24.9 Information

(a) The Facility Agent must promptly forward to the person concerned the original or a copy of any document which is delivered to the Facility Agent by a Party for that person.

(b) Except where a Finance Document specifically provides otherwise, the Facility Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(c) Except as provided above, the Facility Agent has no duty:

(i) either initially or on a continuing basis to provide any Lender with any credit or other information concerning the risks arising under or in connection with the Finance Documents (including any information relating to the financial condition or affairs of the Company or its related entities or the nature or extent of recourse against any Party or its assets) whether coming into its possession before, on or after the date of this Agreement; or

(ii) unless specifically requested to do so by a Lender in accordance with a Finance Document, to request any certificate or other document from the Company.

(d) Any information acquired by the Facility Agent which, in its opinion, is acquired by it otherwise than in its capacity as the Facility Agent may be treated as confidential by the Facility Agent and will not be treated as information possessed by the Facility Agent in its capacity as such.

(e) The Facility Agent is not obliged to disclose to any person any confidential information supplied to it by or on behalf of a member of the Group solely for the purpose of evaluating whether any waiver or amendment is required in respect of any term of the Finance Documents.

(f) The Borrower irrevocably authorises the Facility Agent to disclose to the other Finance Parties any information which, in its opinion. is received by it in its capacity as the Facility Agent.

24.10 Indemnities

(a) Without limiting the liability of any member of the Group under the Finance Documents, each Lender must indemnify the Facility Agent for that Lender's pro rata share of any loss or liability incurred by the Facility Agent in acting as the Facility Agent (unless the Facility Agent has been reimbursed by a member of the

Group under a Finance Document), except to the extent that the loss or liability is caused by the Facility Agent's gross negligence or wilful misconduct.

(b) If a Party owes an amount to the Facility Agent under the Finance Documents, the Facility Agent may, after giving notice to that Party:

(i) deduct from any amount received by it for that Party any amount due to the Facility Agent from that Party under a Finance Document but unpaid; and

(ii) apply that amount in or towards satisfaction of the owed amount.

That Party will be regarded as having received the amount so deducted.

24.11 Compliance

The Facility Agent may refrain from doing anything (including disclosing any information) which might, in its opinion, constitute a breach of any law or regulation or be otherwise actionable at the suit of any person, and may do anything which, in its opinion, is necessary or desirable to comply with any law or regulation.

24.12 Resignation of the Facility Agent

(a) The Facility Agent may resign and appoint any of its Affiliates as successor Facility Agent by giving notice to the other Finance Parties and the Borrower.

(b) Alternatively, the Facility Agent may resign by giving notice to the Finance Parties and the Borrower, in which case the Majority Lenders may appoint a successor Facility Agent.

(c) If no successor Facility Agent has been appointed under paragraph (b) above within 30 days after notice of resignation was given, the Facility Agent may appoint a successor Facility Agent.

(d) The person(s) appointing a successor Facility Agent must, if practicable, consult with the Borrower prior to the appointment.

(e) The resignation of the Facility Agent and the appointment of any successor Facility Agent will both become effective only when the successor Facility Agent notifies all the Parties that it accepts its appointment. On giving the notification, the successor Facility Agent will succeed to the position of the Facility Agent and the term **Facility Agent** will mean the successor Facility Agent.

(f) The retiring Facility Agent must at its own cost, make available to the successor Facility Agent such documents and records and provide such assistance as the successor Facility Agent may reasonably request for the purposes of performing its functions as the Facility Agent under the Finance Documents.

(g) Upon its resignation becoming effective, this clause will continue to benefit the retiring Facility Agent in respect of any action taken or not taken by it in connection with the Finance Documents while it was the Facility Agent, and, subject to paragraph (f) above, it will have no further obligations under any Finance Document.

24.13 Relationship with Lenders

(a) The Facility Agent may treat each Lender as a Lender, entitled to payments under this Agreement and as acting through its Facility Office(s) until it has received not less than five Business Days' prior notice from that Lender to the contrary.

(b) The Facility Agent may at any time, and must if requested to do so by the Majority Lenders, convene a meeting of the Lenders.

(c) The Facility Agent must keep a record of all the Parties and supply any other Party with a copy of the record on request. The record will include each Lender's Facility Office(s) and contact details for the purposes of this Agreement.

24.14 Notice period

Where this Agreement specifies a minimum period of notice to be given to the Facility Agent, the Facility Agent may, at its discretion, accept a shorter notice period.

25. Pro Rata Sharing

25.1 Redistribution

If any amount owing by an Obligor under this Agreement to a Finance Party (the **recovering Finance Party**) is discharged by payment, set-off or any other manner other than in accordance with this Agreement (a **recovery**), then:

(a) the recovering Finance Party must, within three Business Days, supply details of the recovery to the Facility Agent;

(b) the Facility Agent must calculate whether the recovery is in excess of the amount which the recovering Finance Party would have received if the recovery had been received and distributed by the Facility Agent under this Agreement; and

(c) the recovering Finance Party must pay to the Facility Agent an amount equal to the excess (the **redistribution**).

25.2 Effect of redistribution

(a) The Facility Agent must treat a redistribution as if it were a payment by the Borrower under this Agreement and distribute it among the Finance Parties, other than the recovering Finance Party, accordingly.

(b) When the Facility Agent makes a distribution under paragraph (a) above, the recovering Finance Party will be subrogated to the rights of the Finance Parties which have shared in that redistribution.

(c) If and to the extent that the recovering Finance Party is not able to rely on any rights of subrogation under paragraph (b) above, the relevant Obligor will owe the recovering Finance Party a debt which is equal to the redistribution, immediately payable and of the type originally discharged.

(d) If:

(i) a recovering Finance Party must subsequently return a recovery, or an amount measured by reference to a recovery, to the Borrower; and

(ii) the recovering Finance Party has paid a redistribution in relation to that recovery,

each Finance Party must reimburse the recovering Finance Party all or the appropriate portion of the redistribution paid to that Finance Party, together with interest for the period while it held the redistribution. In this event, the subrogation in paragraph (b) above will operate in reverse to the extent of the reimbursement.

25.3 Exceptions

Notwithstanding any other term of this clause, a recovering Finance Party need not pay a redistribution to the extent that:

(a) it would not, after the payment, have a valid claim against the relevant Obligor in the amount of the redistribution; or

(b) it would be sharing with another Finance Party any amount which the recovering Finance Party has received or recovered as a result of legal or arbitration proceedings, where:

(i) the recovering Finance Party notified the Facility Agent of those proceedings; and

(ii) the other Finance Party had an opportunity to participate in those proceedings but did not do so or did not take separate legal or arbitration proceedings as soon as reasonably practicable after receiving notice of them.

26. The Security Agent

26.1 Appointment and duties of the Security Agent

(a) Each Finance Party irrevocably appoints the Security Agent to act as its agent in respect of the Security.

(b) Each Finance Party irrevocably authorises the Security Agent to:

(i) perform the duties and to exercise the rights, powers and discretions that are specifically given to it under the Security Documents, together with any other incidental rights, powers and discretions; and

(ii) execute each Security Document expressed to be executed by the Security Agent.

(c) The Security Agent has only those duties which are expressly specified in this Agreement and the Security Documents. Those duties are solely of a mechanical and administrative nature.

26.2 Individual position of the Security Agent

(a) If it is also a Finance Party, the Security Agent has the same rights and powers under the Security Documents as any other Finance Party and may exercise those rights and powers as though it were not the Security Agent.

(b) The Security Agent may:

(i) carry on any business with any Obligor or its related entities (including acting as an agent or a trustee for any other financing); and

(ii) retain any profits or remuneration it receives under the Security Documents or in relation to any other business it carries on with any Obligor or its related entities.

26.3 Reliance

The Security Agent may:

(a) rely on any notice or document believed by it to be genuine and correct and to have been signed by, or with the authority of, the proper person;

(b) rely on any statement made by any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify, including any certificate of the Facility Agent as to the nature and amount of any sums owing to the Parties for which it acts as agent;

(c) engage, pay for and rely on professional advisers selected by it (including those representing a Party other than the Security Agent); and

(d) act under the Security Documents through its personnel and agents.

26.4 Facility Agent's instructions

(a) The Security Agent is fully protected if it acts on the instructions of the Facility Agent in the exercise of any right, power or discretion or any matter not expressly provided for in the Security Documents. Any such instructions given by the Facility Agent will be binding on all the Finance Parties. In the absence of instructions, the Security Agent may act as it considers to be in the best interests of the Finance Parties.

(b) The Security Agent is not authorised to act on behalf of a Finance Party (without first obtaining that Finance Party's consent) in any legal or arbitration proceedings in connection with any Security Document.

(c) The Security Agent may require the receipt of security satisfactory to it, whether by way of payment in advance or otherwise, against any liability or loss which it may incur in complying with the instructions of the Facility Agent.

26.5 Responsibility

(a) The Security Agent is not responsible to any Finance Party for the adequacy, accuracy or completeness of:

(i) any Security Document or any other document; or

(ii) any statement or information (whether written or oral) made in or supplied in connection with any Security Document.

(b) Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Security Document, each Finance Party confirms that it:

(i) has made, and will continue to make, its own independent appraisal of all risks arising under or in connection with the Security Documents (including the financial condition and affairs of each Obligor and its related entities and the nature and extent of any recourse against any Party or its assets); and

(ii) has not relied exclusively on any information provided to it by the Security Agent in connection with any Security Document.

26.6 Exclusion of liability

(a) The Security Agent is not liable to any Finance Party for any action taken or not taken by it in connection with any Security Document, unless directly caused by its gross negligence or wilful misconduct.

(b) No Party may take any proceedings against any officer, employee or agent of the Security Agent in respect of any claim it might have against the Security Agent or in respect of any act or omission of any kind by that officer, employee or agent in connection with any Security Document. Any officer, employee or agent of the Security Agent may rely on this Subclause and enforce its terms under the Contracts (Rights of Third Parties) Act 1999.

26.7 Default

The Security Agent is not obliged to monitor or enquire whether a Default has occurred. The Security Agent is not deemed to have knowledge of the occurrence of a Default.

26.8 Information

(a) The Security Agent must promptly forward to the person concerned the original or a copy of any document which is delivered to the Security Agent by a Party for that person.

(b) Except where a Security Document specifically provides otherwise, the Security Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(c) Except as provided above, the Security Agent has no duty either initially or on a continuing basis to provide any Finance Party with any credit or other information concerning the risks arising under or in connection with the Security Documents whether coming into its possession before, on or after the date of this Agreement. This includes any information relating to the financial condition or affairs of any Obligor or its related entities or the nature or extent of recourse against any Party or its assets.

(d) Unless specifically requested to do so by a Finance Party in accordance with a Security Document, the Security Agent has no duty to request any certificate or other document from any other Party.

(e) Any information acquired by the Security Agent which, in its opinion, is acquired by it otherwise than in its capacity as the Security Agent may be treated as confidential by the Security Agent and will not be treated as information possessed by the Security Agent in its capacity as such.

(f) Each Party irrevocably authorises the Security Agent to disclose to the Finance Parties any information which, in its opinion, is received by it in its capacity as the Security Agent.

26.9 Indemnities

(a) Without limiting the liability of any Obligor under the Finance Documents, each Finance Party must indemnify the Security Agent for that Finance Party's share of any loss or liability incurred by the Security Agent in acting as the Security Agent, except to the extent that the loss or liability is directly caused by the Security Agent's gross negligence or wilful misconduct.

(b) A Finance Party's share of any loss or liability under paragraph (a) above will be the proportion which the aggregate amount of the Loan owing to it and available to be drawn from it under this Agreement bears to the Total Commitments, as calculated by the Security Agent

(c) The Security Agent may deduct from any amount received by it for a Finance Party any amount due to the Security Agent from that Finance Party under this Agreement or a Security Document but unpaid.

26.10 Compliance

The Security Agent may refrain from doing anything (including the disclosure of any information) which might, in its opinion, constitute a breach of any law or regulation or be otherwise actionable at the suit of any person, and may do anything which, in its opinion, is necessary or desirable to comply with any law or regulation.

26.11 Resignation of the Security Agent

(a) The Security Agent may resign and appoint any of its Affiliates as successor Security Agent by giving notice to the Parties.

(b) Alternatively, the Security Agent may resign by giving notice to the Parties, in which case the Majority Lenders may appoint a successor Security Agent.

(c) If no successor Security Agent has been appointed under paragraph (b) above within 30 days after notice of resignation was given, the Security Agent may appoint a successor Security Agent.

(d) The resignation of the Security Agent and the appointment of any successor Security Agent will both become effective only when the successor Security Agent:

(i) notifies all the Parties that it accepts its appointment; and

(ii) the successor Security Agent has received legal advice to the effect that the rights under the Security Documents (and any related documentation) have been assigned or transferred to it.

In this event, the successor Security Agent will succeed to the position of the Security Agent and the term **Security Agent** will mean the successor Security Agent.

(e) (i) The retiring Security Agent must, at its own cost, make available to the successor Security Agent such documents and records and provide such assistance as the successor Security Agent may reasonably request for the purposes of performing its functions as the Security Agent under the Security Documents or to ensure that the Security Documents constitute perfected and enforceable security in its favour.

(ii) Each Obligor must take whatever action the successor Security Agent may reasonably request for the purposes of performing its functions as the Security Agent under the Security Documents or to ensure that the Security Documents constitute perfected and enforceable security in its favour.

(f) Upon its resignation becoming effective, this Clause will continue to benefit the retiring Security Agent in respect of any action taken or not taken by it in connection with the Security Documents while it was the Security Agent, and, subject to paragraph (e) above, it will have no further obligations under any Finance Document.

26.12 Relationship with Finance Parties

(a) The Security Agent may treat each Finance Party as a Finance Party, entitled to payments under this Agreement and the Security Documents and as acting through its Facility Office(s) until it has received not less than five Business Days' prior notice from that Finance Party to the contrary.

(b) The Security Agent may at any time, and must if requested to do so by the Majority Lenders, convene a meeting of the Finance Parties.

27. Security

27.1 Security Agent as trustee

Unless otherwise provided for in any other Finance Document, the Security Agent holds:

(a) any Security; and

(b) all other assets paid to, held by or received or recovered by it under or in connection with this Agreement and the Security Documents,

on trust for the Finance Parties.

27.2 Security Agent as holder of security

In the event that the concept of trust is not recognised in a jurisdiction, the Security Agent acts under the Security Documents as a creditor under a parallel debt undertaking.

27.3 Parallel Debt

(a) For the purpose of this Clause, **Principal Debt Obligations** means each Obligor's payment obligations to the Finance Parties under or in connection with the Finance Documents.

(b) Each Obligor irrevocably and unconditionally undertakes to pay to the Security Agent an amount equal to the Principal Debt Obligations on each relevant due date under the Finance Documents (the **Parallel Debt Undertaking**).

(c) The rights of the Security Agent under the Clause are several and independent from any right that the other Finance Parties may have under the Finance Documents.

(d) To the extent required under applicable law, each Finance Party must, at the request of the Security Agent, perform any act required in connection with the enforcement of any obligation of any Obligor under any Finance Document. This includes joining in any proceedings as co-claimant with the Security Agent.

(e) An amount paid by an Obligor to the Security Agent in respect of the Parallel Debt Undertaking will discharge the liability of that Obligor under the Principal Debt Obligations in an equal amount.

(f) An amount paid by an Obligor to a Finance Party in respect of the Principal Debt Obligations will discharge the liability of that Obligor under the Parallel Debt Undertaking in an equal amount.

(g) The aggregate amount outstanding under the Parallel Debt Undertaking must never exceed the aggregate amount outstanding under the Principal Debt Obligations.

27.4 Responsibility

The Security Agent is not responsible to any Finance Party for any failure in perfecting or protecting any Security, unless directly caused by its gross negligence or wilful misconduct. This includes any failure to:

(a) make any necessary registration, recording or filing of or otherwise protect the relevant Security under any law in any jurisdiction;

(b) give notice to any person of the execution of any Security Document; or

(c) obtain any authorisation for the creation of any Security.

27.5 Title

The Security Agent may accept without enquiry the title (if any) which an Obligor may have to any asset over which any Security is intended to be created by a Security Document.

27.6 Possession of documents

Unless the Security Agent agrees otherwise, the Security Agent is not obliged to hold any share certificate or title deed, any Security Document or other document in connection with any asset over which security is intended to be created by any Security Document in its own possession. The Security Agent may allow an Obligor to retain any such documents in its possession if it considers it is appropriate to do so.

27.7 Investments

Except as otherwise provided in any Security Document, all moneys which are received by the Security Agent under that Security Document may be invested in the name of or under the control of the Security Agent in any investments which may be selected by the Security Agent. Additionally, those moneys may be placed on deposit in the name of or under the control of the Security Agent at such bank or institution (including itself) and upon such terms as it may think fit.

27.8 Co-Security Agents

(a) The Security Agent may appoint any person established or resident in any jurisdiction (whether a trust corporation or not) to act either as a separate security agent or a co-security agent jointly with the Security Agent, if the Security Agent considers that without the appointment:

(i) it might not be able to conform to any legal requirement, restriction or condition in any jurisdiction in which any particular act is to be performed;

(ii) it might not be able to obtain a judgement in any jurisdiction or the enforcement in any jurisdiction of either a judgement already obtained or any term of a Finance Document; or

(iii) the interests of the Finance Parties under the Finance Documents could be materially and adversely affected.

(b) Any appointment will only become effective when the separate security agent or co-security agent becomes bound by the terms of this Agreement as if it were the Security Agent by executing and delivering to the Security Agent an accession agreement to this Agreement in form and substance satisfactory to the Security Agent.

(c) Each separate security agent or co-security agent will have the rights and obligations conferred or imposed by its instrument of appointment, but:

(i) its rights must not exceed those conferred on the Security Agent by this Agreement; and

(ii) the appointment must be subject to the terms of this Agreement.

(d) The Security Agent has the power to remove any separate security agent or co-security agent.

(e) Any reasonable remuneration which the Security Agent may pay to a separate security agent or co-security agent, together with any costs and expenses incurred by it in performing its function as a separate security agent or co-security agent,

will for the purposes of this Agreement be treated as costs and expenses incurred by the Security Agent.

27.9 Authority

Each Finance Party:

(a) confirms its approval of each Security Document; and

(b) authorises the Security Agent (by itself or by any person(s) as it may nominate) to execute and enforce the Security Documents as trustee, agent or in any other role and (whether or not expressly in that Finance Party's name) on its behalf in accordance with this Agreement.

27.10 Co-operation

Each Party agrees to use reasonable endeavours to ensure that any Security is held by the Security Agent (where applicable) for the joint benefit of the Finance Parties.

27.11 Enforcement Instructions

(a) The Security Agent may refrain from enforcing the Security unless instructed otherwise by the Facility Agent.

(b) The Facility Agent may give or refrain from giving instructions to the Security Agent to enforce or refrain from enforcing the Security.

(c) The Security Agent must, subject to the terms of this Agreement and as provided below, enforce the Security in accordance with the instructions of the Facility Agent.

(d) The Security Agent will be fully protected if it complies with any instructions of the Facility Agent.

(e) The Security Agent, subject to any contrary instructions of the Facility Agent and without prejudice to the duties of the Security Agent arising by operation of law, may cease any such enforcement at any time.

(f) Neither the Security Agent nor the Facility Agent is responsible to any other Finance Party or Obligor for any failure to enforce or to maximise the proceeds of any enforcement.

27.12 Release of Security

(a) If any disposal of any asset owned by an Obligor which is subject to any Security occurs in the following circumstances:

(i) the Facility Agent agrees;

(ii) the disposal is allowed by the terms of the Finance Documents and will not result or could not reasonably be expected to result in any breach of any term of any Finance Document;

(iii) the disposal is being made at the request of the Security Agent in circumstances where any Security has become enforceable; or

(iv) the disposal is being effected by enforcement of a Security Document,

that asset will be released from any Security affecting it and created by any Security Document.

(b) The proceeds of any disposal (or an amount corresponding to it) must be applied in accordance with the requirements of this Agreement.

(c) The Security Agent is authorised by each Finance Party to execute any document which is reasonably required to achieve a release allowed under this Subclause.

(d) The Security Agent must execute any such document at the expense of the relevant Obligor promptly upon (and only upon) it being satisfied that the release is allowed under paragraph (a) above.

27.13 Perpetuity Period

The perpetuity period for the trusts in this Agreement is 80 years.

27.14 Conflict with Security Documents

If there is any conflict between the provisions of this Agreement and any Security Document, this Agreement will prevail.

28. Set-off

A Finance Party may set off any matured obligation owed to it by an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any obligation (whether or not matured) owed by that Finance Party to an Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, that Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

29. Severability

If a term of a Finance Document is or becomes illegal, invalid or unenforceable in any respect under any jurisdiction, that will not affect:

(a) the legality, validity or enforceability in that jurisdiction of any other term of the Finance Documents; or

(b) the legality, validity or enforceability in other jurisdictions of that or any other term of the Finance Documents.

30. Counterparts

Each Finance Document may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

31. Notices

31.1 In writing

(a) Any communication in connection with a Finance Document must be in writing and, unless otherwise stated, may be given:

(i) in person, by post or fax; or

(ii) to the extent agreed by the Parties making and receiving communication, by e-mail or other electronic communication.

(b) For the purpose of the Finance Documents, an electronic communication will be treated as being in writing.

(c) Unless it is agreed to the contrary, any consent or agreement required under a Finance Document must be given in writing.

31.2 Contact details

(a) Except as provided below, the contact details of each Party for all communications in connection with the Finance Documents are those notified by that Party for this purpose to the Facility Agent on or before the date it becomes a Party.

(b) The contact details of the Borrower for this purpose are:

Address: c/o Guinea Alumina Corporation
245 Park Avenue
38th Floor
New York, New York 10167

Attention: Chief Financial Officer

Fax number: 212-351-0001

(c) The contact details of Global for this purpose are:

Address: 245 Park Avenue
38th Floor
New York, New York 10167

Attention: Chief Financial Officer

Fax number: 212-351-0001

(d) The contact details of GAI for this purpose are:

Address: c/o Guinea Alumina Corporation
245 Park Avenue
38th Floor
New York, New York 10167

Attention: Chief Financial Officer

Fax number: 212-351-0001

(e) The contact details of the Facility Agent and the Security Agent for this purpose are:

Address: Verheeskade 25
2521 BE The Hague
The Netherlands

Attention: Mr. Fernando Salek / Mr. David Niotakis

Fax number: +31 70 315 6869 / +31 70 315 6599

(f) The contact details of each Original Lender for this purpose are:

BHPB:

Address: Neathouse Place
London SW1V 1BH
United Kingdom

Attention: Mr Don Carroll

Fax Number: +44 20 7802 4111

DUBAL:

Address: P.O. Box 3627
Dubai
United Arab Emirates

Attention: Mr. Ahmad Fikree

Fax Number: +971-4-884-6919

Mubadala:

Address: P.O. Box 45005
Abu Dhabi
United Arab Emirates

Attention: Mr. Duncan Hedditch

Fax Number: +971 2 616 0099

(g) Any Party may change its contact details by giving five Business Days' notice to the Facility Agent or (in the case of the Facility Agent) to the other Parties.

(h) Where a Party nominates a particular department or officer to receive a communication, a communication will not be effective if it fails to specify that department or officer.

31.3 Effectiveness

(a) Except as provided below, any communication in connection with a Finance Document will be deemed to be given as follows:

(i) if delivered in person, at the time of delivery;

(ii) if posted, five days after being deposited in the post, postage prepaid, in a correctly addressed envelope;

(iii) if by fax, when received in legible form; and

(iv) if by e-mail or any other electronic communication, when received in legible form.

(b) A communication given under paragraph (a) above but received on a non-working day or after business hours in the place of receipt will only be deemed to be given on the next working day in that place.

(c) A communication to the Facility Agent will only be effective on actual receipt by it.

31.4 Obligors

(a) Each Guarantor irrevocably appoints the Borrower to act as its agent:

(i) to give and receive all communications under the Finance Documents;

(ii) to supply all information concerning itself to the Finance Parties; and

(iii) to sign all documents under or in connection with the Finance Documents.

(b) Any communication given to the Borrower in connection with a Finance Document will be deemed to have been given also to both Guarantors.

(c) The Finance Parties may assume that any communication made by the Borrower is made with the consent of each Guarantor.

32. Language

(a) Any notice given in connection with a Finance Document must be in English.

(b) Any other document provided in connection with a Finance Document must be:

(i) in English; or

(ii) (unless the Facility Agent otherwise agrees) accompanied by a certified English translation. In this case, the English translation prevails unless the document is a statutory or other official document.

33. Governing law

This Agreement is governed by English law.

34. Enforcement

34.1 Jurisdiction

(a) The English courts have exclusive jurisdiction to settle any dispute in connection with any Finance Document.

(b) The English courts are the most appropriate and convenient courts to settle any such dispute in connection with any Finance Document. Each Obligor agrees not to argue to the contrary and waives objection to those courts on the grounds of inconvenient forum or otherwise in relation to proceedings in connection with any Finance Document.

(c) This Clause is for the benefit of the Finance Parties only. To the extent allowed by law, a Finance Party may take:

(i) proceedings in any other court; and

(ii) concurrent proceedings in any number of jurisdictions.

(d) References in this Clause to a dispute in connection with a Finance Document includes any dispute as to the existence, validity or termination of that Finance Document.

34.2 Service of process

(a) The Borrower, Global and GAI irrevocably appoints Law Debenture Corporate Services Limited of Fifth Floor, 100 Wood Street, London EC2V 7EV as its agent under the Finance Documents for service of process in any proceedings before the English courts in connection with any Finance Document.

(b) If the person specified in Subclause 30.2(a) is unable for any reason to so act, the Borrower or the relevant Guarantor, as the case may be, must immediately (and in any event within seven days of the event taking place) appoint another agent on terms acceptable to the Facility Agent. Failing this, the Facility Agent may appoint another process agent for this purpose.

(c) The Borrower and each Guarantor agrees that failure by a process agent to notify it of any process will not invalidate the relevant proceedings.

(d) This Clause does not affect any other method of service allowed by law.

34.3 Waiver of immunity

Each Obligor irrevocably and unconditionally:

(a) agrees not to claim any immunity from proceedings brought by a Finance Party against it in relation to a Finance Document and to ensure that no such claim is made on its behalf;

(b) consents generally to the giving of any relief or the issue of any process in connection with those proceedings; and

(c) waives all rights of immunity in respect of it or its assets.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

Schedule 1

Lenders

Name of Lender	Commitments (US$)
BHP Development Finance Proprietary Limited	50,000,000
Dubai Aluminium Company Limited	37,500,000
Mubadala Development Company PJSC	12,500,000
Total Commitments	100,000,000

Schedule 2

Conditions Precedent

Part 1

Conditions Precedent to the Facility and the First Advance

A. **Obligors**

1. A certified copy of the constitutional documents of each Obligor.

2. A certified copy of a resolution of the board of directors of each Obligor:

   (a) approving the terms of, and the transactions contemplated by, the Initial Transaction Documents to which it is a party and resolving that it execute the Initial Transaction Documents to which it is a party;

   (b) to the effect that the entry into the Initial Transaction Documents to which it is a party, and the transactions contemplated by them, are in the best interests of the Obligor, giving reasons;

   (c) authorising a specified person or person to execute the Initial Transaction Documents to which it is a party on its behalf; and

   (d) authorising a specified person or persons, on its behalf, as Authorised Officers to sign and/or despatch all documents and notices (including, if relevant, any Request) to be signed and/or despatched by it under or in connection with the Initial Transaction Documents to which it is a party.

3. A specimen of the signature of each person authorised by the resolution referred to in paragraph 2 above.

4. A Director's Certificate for each of the Obligors substantially in the form of Schedule 3 (Form of Director's Certificate).

5. A certified copy of a resolution of the shareholders of each BVI Obligor approving the terms of, and the transactions contemplated by, the Initial Transaction Documents to which that BVI Obligor is a party and resolving that the BVI Obligor execute the Initial Transaction Documents to which it is a party.

6. A certified copy of the register of directors and the register of members of each BVI Obligor.

7. In respect of each BVI Obligor, a certificate of incumbency issued by the registered agent of that BVI Obligor.

8. In respect of each BVI Obligor, a director's certificate in the form required by Conyers, Dill & Pearman, legal advisers to the Facility Agent as to the laws of the British Virgin Islands.

B. Initial Transaction Documents

An original copy of each of the following Initial Transaction Documents duly executed by the parties to it:

(a) the Borrower Share Charge; and

(b) the Framework Agreement.

C. Other documents and evidence

1. A copy of confirmation from the Toronto Stock Exchange that the approval of the shareholders of Global is not required for the entry into, and performance of, this Agreement notwithstanding that DUBAL, a Lender, is a "related party" of Global under the securities legislation of the Province of Ontario. Canada.

2. A copy of any Authorisation on terms satisfactory to the Facility Agent acting reasonably to the entry into of, and performance by, the Obligors to the Initial Transaction Documents to which they are a party and to the transactions contemplated thereby including, without limitation, any approvals or consents required by the rules of the Toronto Stock Exchange and/or the Ontario Securities Commission, other than any Authorisation required from the Government of the Republic of Guinea pursuant to the Concession Documents for the entry into, and enforcement of, the Borrower Share Charge [redacted]

3. A copy of the following notices and documents required to be delivered or sent under the Borrower Share Charge:

(a) all documents of title to interests in all the shares of Borrower, including all share certificates representing such shares;

(b) duly executed undated share transfers in respect of all the shares in the Borrower in favour of the Security Agent or its nominees;

(c) an executed but undated letter of resignation and release together with a letter of authority from each of the directors, alternate directors and officers of the Borrower in the form set out in schedule 2 to the Borrower Share Charge; and

(d) an undertaking from the Borrower to register transfers of the shares in the Borrower to the Security Agent or its nominee in the form set out in schedule 3 to the Borrower Share Charge.

4. Any other documents required under the Initial Transaction Documents [redacted]

5. Evidence that any process agent referred to in Subclause 30.2 (Service of Process) has accepted its appointment.

6. A copy of any other authorisation or other document, opinion or assurance which the Facility Agent has notified the Borrower is necessary (as advised by counsel to the Facility

Agent) in connection with the entry into and performance of, and the transactions contemplated by, any Initial Transaction Document or for the validity and enforceability of any Initial Transaction Document, other than any Authorisation of the Government of the Republic of Guinea for the entry into, and enforcement of, the Borrower Share Charge[redacted].

D. Legal opinions

1. A legal opinion of Conyers, Dill & Pearman, legal advisers to the Facility Agent, addressed to the Finance Parties as to the laws of the British Virgin Islands in relation to the Initial Transaction Documents.
2. A legal opinion of Davies Ward Phillips & Vineberg LLP, legal advisers to Global, addressed to the Finance Parties as to the laws of the Province of Ontario, Canada and the federal laws of Canada applicable therein in relation to the Initial Transaction Documents.
3. A legal opinion of Stewart McKelvey, legal advisers to Global, addressed to the Finance Parties as to the laws of the Province of New Brunswick, Canada and the federal laws of Canada applicable therein in relation to the Initial Transaction Documents.

Part 2

Conditions precedent to Subsequent Advances

A. Obligors

1. A certified copy of a resolution of the board of directors of each Obligor:

   (a) approving the terms of, and the transactions contemplated by, the Subsequent Transaction Documents to which it is a party and resolving that it execute the Subsequent Transaction Documents to which it is a party;

   (b) to the effect that the entry into the Subsequent Transaction Documents to which it is a party, and the transactions contemplated by them, are in the best interests of the Obligor, giving reasons;

   (c) authorising a specified person or person to execute the Subsequent Transaction Documents to which it is a party on its behalf; and

   (d) authorising a specified person or persons, on its behalf, as Authorised Officers to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with the Subsequent Transaction Documents to which it is a party.

2. A specimen of the signature of each person authorised by the resolution referred to in paragraph 2 above.

3. A Director's Certificate for each of the Obligors substantially in the form of Schedule 3 (Form of Director's Certificate) dated no earlier than ten Business Days prior to the proposed Utilisation Date for the first Subsequent Advance.

4. A certified copy of a resolution of the shareholders of each BVI Obligor approving the terms of, and the transactions contemplated by, the Subsequent Transaction Documents to which that BVI Obligor is a party and resolving that the BVI Obligor execute the Subsequent Transaction Documents to which it is a party.

5. A certified copy of the register of directors and the register of members of each BVI Obligor.

6. In respect of each BVI Obligor, a certificate of incumbency issued by the registered agent of that BVI Obligor.

7. In respect of each BVI Obligor, a director's certificate in the form required by Conyers, Dill & Pearman, legal advisers to the Facility Agent as to the laws of the British Virgin Islands.

B. Subsequent Transaction Documents

An original copy of each of the following Subsequent Transaction Documents duly executed by the parties to it:

(a) the Acquisition Agreement

(b) the Management Agreement; and

(c) the Shareholders' Agreement; and

(d) the JV Off-take Agreements.

C. Project Agreements

A certified copy of each of the Project Documents, including any amendments thereto.

D. Other documents and evidence

1. Evidence satisfactory to the Facility Agent acting reasonably that the Mining Concession has been transferred from Global to GuineaCo and the Borrower by the Government of the Republic of Guinea in a manner acceptable to the Facility Agent (acting on the instructions of the Lenders acting reasonably).

2. A copy of the Approved Business Plan.

3. Either:

   (a) Written consent from DUBAL, on terms satisfactory to the Lenders, for the Obligors to enter into and perform the Subsequent Transaction Documents to which they are a party and to the transactions contemplated thereby; or

   (b) Written termination of the DUBAL Subscription Agreement, on terms satisfactory to the Lenders.

4. To the extent not previously provided pursuant to Part 1 of this Schedule 2, a copy of any Authorisation on terms satisfactory to the Facility Agent acting reasonably to the entry into of, and performance by, the Obligors to the Subsequent Transaction Documents to which they are a party and to the transactions contemplated thereby including, without limitation, any approvals or consents required by the rules of the Toronto Stock Exchange and/or the Ontario Securities Commission, other than any Authorisation required from the Government of the Republic of Guinea for the enforcement of, the Borrower Share Charge [redacted]

5. Any other documents required to be sent, delivered or provided under the Subsequent Transaction Documents.

6. A copy of any other authorisation or other document, opinion or assurance which the Facility Agent has notified the Borrower is necessary (as advised by counsel to the Facility Agent) in connection with the entry into and performance of, and the transactions contemplated by, any Subsequent Transaction Document or for the validity and enforceability of any Subsequent Transaction Document, other than any Authorisation of the Government of the Republic of Guinea with respect thereto.

E. **Legal opinions**

1. A legal opinion of Conyers, Dill & Pearman, legal advisers to the Facility Agent, addressed to the Finance Parties as to the laws of the British Virgin Islands in relation to the Subsequent Transaction Documents.

2. A legal opinion of Davies Ward Phillips & Vineberg LLP, legal advisers to Global, addressed to the Finance Parties as to the laws of the Province of Ontario, Canada and the federal laws of Canada applicable therein in relation to the Subsequent Transaction Documents.

3. A legal opinion of Stewart McKelvey, legal advisers to Global, addressed to the Finance Parties as to the laws of the Province of New Brunswick, Canada and the federal laws of Canada applicable therein in relation to the Subsequent Transaction Documents.

4. A legal opinion of Herbert Smith, legal advisers to the Facility Agent, addressed to the Finance Parties as to the laws of the Republic of Guinea in relation to the Subsequent Transaction Documents.

Schedule 3

Form of Officer's Certificate

To: BHP DEVELOPMENT FINANCE PROPRIETARY LIMITED, as Facility Agent

GUINEA ALUMINA CORPORATION, LTD. - US$100,000,000 Loan Facility Agreement dated 2 November 2006 (the *Agreement*)

I refer to the Agreement. Terms defined in the Agreement have, unless defined in this certificate, the same meaning when used in this certificate.

I am an Authorised Officer of [ ] (the ***Company***). I am authorised to give this certificate and certify as follows:

1. Each [original] and copy document delivered by the Company to the Facility Agent under Part [1/2] of Schedule 2 (Conditions Precedent to [the Facility and the Initial Advance/Subsequent Advances]) to the Agreement (including the documents listed below and attached to this certificate) is true, complete and in full force and effect on the date of this certificate:

   [(a) the Memorandum and Articles of Association of the Company;

   (b) the Certificate of Incorporation of the Company; and]

   (c) the minutes of a meeting of the Board of Directors of the Company held on [ ].

2. Neither the entry into of the [Initial/Subsequent] Transaction Documents by the Company, nor the exercise by it of its rights or performance of its obligations under the [Initial/Subsequent] Transaction Documents will breach any borrowing or other power or restriction binding on the Company or any member of the Group under its [memorandum or articles of association].

3. Each resolution adopted at the meeting referred to above is in full force and effect without modification.

4. The resolutions constitute all corporate action necessary on the part of the Company to:

   (a) approve the terms of and transactions contemplated by the [Initial/Subsequent] Finance Documents; and

   (b) authorise the signing of, any communications and/or other action under or in connection with, the [Initial/Subsequent] Finance Documents.

5. The following is a complete list of all persons who are directors of the Company as at the date of this Certificate and who were Directors on the date of the meeting referred to above.

   [ ]

6. Each person listed below:

   (a) occupies the position stated against his name (and occupied that position on the date each [Initial/Subsequent] Transaction Document was signed by him);

   (b) is the person duly authorised in the minutes to sign the [Initial/Subsequent] Finance Documents (and any other document in connection with the [Initial/Subsequent] Finance Documents) on behalf of the Company; and

   (c) has his true signature appearing opposite his name.

Name	Position	Specimen Signature

7. Unless disclosed to the Facility Agent in writing, the Company has not created any Security Interests which are subsisting at the date of this Certificate.

8. Unless we notify you to the contrary in writing, you may assume that this Certificate remains true and correct on each Utilisation Date.

9. At the date of this certificate, the Company is solvent.

For

[ ]

....

Director

Schedule 4

Form of Request

To: BHP DEVELOPMENT FINANCE PROPRIETARY LIMITED, as Facility Agent

Copy: Each Lender

From: [ ]

Date: [ ]

GUINEA ALUMINA CORPORATION, LTD. - US$100,000,000 Loan Facility Agreement dated 2 November 2006 (the *Agreement*)

1. We refer to the Agreement. This is a Request.
2. We wish to borrow an Advance of the Loan on the following terms:
   (a) Advance Number: [#]
   (b) Utilisation Date: [ ]
   (c) Amount/currency: US$[ ]
3. We hereby confirm that each payment to which the requested Advance is to be applied is a cost of a member of the Group set out on the attached [Initial/Second/Subsequent] Approved Costs Schedule.
4. Each representation and warranty deemed to be repeated by the Borrower and each of the Guarantors on the date of this Request pursuant to Clause 14.21(b) of the Agreement is hereby repeated.
5. We confirm that each condition precedent under the Agreement and the Funding Schedule which must be satisfied in relation to the Facility and the requested Advance on the date of this Request is so satisfied.
6. This Request is irrevocable.

By: ....
Authorised Officer Authorised Officer

GUINEA ALUMINA CORPORATION, LTD

Schedule 5

Form of Compliance Certificate

To: BHP DEVELOPMENT FINANCE PROPRIETARY LIMITED, as Facility Agent

From: Guinea Alumina Corporation, Ltd.

Date: [ ]

GUINEA ALUMINA CORPORATION, LTD. - US$100,000,000 Loan Facility Agreement dated 2 November 2006 (the Agreement)

1. We refer to the Agreement. This is a Compliance Certificate.

2. [We confirm that no Default is outstanding as at [relevant testing date].[1]

GUINEA ALUMINA CORPORATION, LTD.

By:

[1] If this statement cannot be made, the certificate should identify any Default that is outstanding and the steps, if any, being taken to remedy it.

Schedule 6

Form of Transfer Certificate

To: BHP DEVELOPMENT FINANCE PROPRIETARY LIMITED, as Facility Agent

From: [THE EXISTING LENDER] (the Existing Lender) and [THE NEW LENDER] (the New Lender)

Date: [ ]

GUINEA ALUMINA CORPORATION, LTD. - US$100,000,000 Loan Facility Agreement dated 2 November 2006 (the Agreement)

We refer to the Agreement. This is a Transfer Certificate.

1. The Existing Lender transfers by novation to the New Lender the Existing Lender's rights and obligations referred to in the Schedule below in accordance with the terms of the Agreement.
2. The proposed Transfer Date is [ ].
3. The administrative details of the New Lender for the purposes of the Agreement are set out in the Schedule.
4. The New Lender expressly acknowledges the limitations on the Existing Lender's obligations in respect of this Transfer Certificate contained in the Agreement.
5. This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterpart were on a single copy of the Transfer Certificate.
6. This Transfer Certificate is governed by English law.

THE SCHEDULE

Rights and obligations to be transferred by novation
[insert relevant details, including applicable Commitment (or part)]

Administrative details of the New Lender
[insert details of Facility Office, address for notices and payment details etc.]

[EXISTING LENDER]	**[NEW LENDER]**
By:	By:

The Transfer Date is confirmed by the Facility Agent as [ ].

[AGENT]

By:

Schedule 7

Construction Contracts

Executed

Borrower

GUINEA ALUMINA CORPORATION, LTD.

By:

Global

GLOBAL ALUMINA CORPORATION

By:

GAI

GLOBAL ALUMINA INTERNATIONAL, LTD.

By:

BHPB

BHP DEVELOPMENT FINANCE PROPRIETARY LIMITED

By:

DUBAL

DUBAI ALUMINIUM COMPANY LIMITED

By:

Executed

Borrower

GUINEA ALUMINA CORPORATION, LTD.

By:

Global

GLOBAL ALUMINA CORPORATION

By: K.L. Karjian

GAI

GLOBAL ALUMINA INTERNATIONAL, LTD.

By:

BHPB

BHP DEVELOPMENT FINANCE PROPRIETARY LIMITED

By:

DUBAL

DUBAI ALUMINIUM COMPANY LIMITED

By:

Executed

Borrower

GUINEA ALUMINA CORPORATION, LTD.

By:

Global

GLOBAL ALUMINA CORPORATION

By:

GAI

GLOBAL ALUMINA INTERNATIONAL, LTD.

By:

BHPB

BHP DEVELOPMENT FINANCE PROPRIETARY LIMITED

By: DON CARROLL

DUBAL

DUBAI ALUMINIUM COMPANY LIMITED

By:

Executed

Borrower

GUINEA ALUMINA CORPORATION, LTD.

By:

Global

GLOBAL ALUMINA CORPORATION

By:

GAI

GLOBAL ALUMINA INTERNATIONAL, LTD.

By:

BHPB

BHP DEVELOPMENT FINANCE PROPRIETARY LIMITED

By:

DUBAL

DUBAI ALUMINIUM COMPANY LIMITED

By:

ABDULLA J. M. KALBAN
CHIEF EXECUTIVE OFFICER

Mubadala

MUBADALA DEVELOPMENT COMPANY PJSC

By:

Global Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA ANNOUNCES EXTENSION OF TIME PERIOD WITH RESPECT TO JOINT VENTURE NEGOTIATIONS

TORONTO, ON – November 30, 2006 – Global Alumina Corporation (the "Company") (TSX: GLA.U) today announced that the Company and the lenders under the previously announced US$100 million Loan Facility Agreement have agreed to extend from November 30, 2006 to December 31, 2006 the deadline for the negotiation of the terms of a joint venture to develop and operate the Company's alumina refinery project in the Republic of Guinea. The lenders under the Loan Facility Agreement are an affiliate of BHP Billiton ("BHP Billiton"), Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala"). The potential joint venture participants are a separate affiliate of BHP Billiton, DUBAL and Mubadala.

The Company anticipates that a formal amending agreement will be entered into within the next week.

To date, the Company has drawn down an aggregate of US$20,000,000 under the Loan Facility Agreement.

The execution of the Loan Facility Agreement and the agreement to negotiate the proposed joint venture were each announced on November 5, 2006. A copy of the Loan Facility Agreement has been made available on the Company's reference page at www.sedar.com.

- More –

Global Alumina

GLOBAL ALUMINA ANNOUNCES AGREEMENT WITH RESPECT TO JOINT VENTURE NEGOTIATIONS AND EXECUTION OF LOAN AGREEMENT .../2

About Global Alumina:

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0010
cella@globalalumina.com

Elynn Wareham
GCI Group
P: 416-486-5910
ewareham@gcigroup.com

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. Such forward looking information includes: anticipated timing of loan borrowings; the commencement or outcome of any negotiations with third parties; future production levels; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; expectations regarding the financing of the alumina refinery project and associated infrastructure and the sources of financing; prices for alumina and aluminum; operation and other costs; and business strategies and plans of management.

- More -

Global Alumina

GLOBAL ALUMINA ANNOUNCES AGREEMENT WITH RESPECT TO JOINT VENTURE NEGOTIATIONS AND EXECUTION OF LOAN AGREEMENT .../3

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: a failure by the Company or its subsidiaries to complete the preconditions to the drawdowns under the loan; the political and economic risks of investing in a developing country; the Company may not be able to secure sufficient financing; construction may be affected by costs overruns, delays, labour shortages and other construction risks; the Company 's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined in the Company's Annual Information Form dated March 29, 2006) in certain circumstances; volatility of alumina and aluminum prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of prices of raw materials; and all other factors discussed under the heading "Risk Factors" in the Company's Annual Information Form dated March 29, 2006. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this release as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances.

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